                                             FILED PURSUANT TO RULE 424(B)(2)
                                             FILE NO. 33-68712
PROSPECTUS SUPPLEMENT
(To Prospectus Dated March 25, 1997)

                                5,500,000 Shares

                        Burnham Pacific Properties, Inc.
                                  COMMON STOCK
                            ------------------------
    BURNHAM PACIFIC PROPERTIES, INC. (THE "COMPANY") IS A FULLY-INTEGRATED, SELF-MANAGED REAL ESTATE OPERATING COMPANY WHICH ACQUIRES, REHABILITATES,
 DEVELOPS AND MANAGES RETAIL PROPERTIES ON THE WEST COAST. AS OF APRIL 7, 1997, THE COMPANY OWNED INTERESTS IN 25 RETAIL PROPERTIES AND IN FOUR RETAIL PROJECTS
    IN VARIOUS STAGES OF DEVELOPMENT, ALL LOCATED IN CALIFORNIA. TEN OF THE COMPANY'S RETAIL PROPERTIES WERE ACQUIRED ON OR AFTER DECEMBER 31, 1996. THE COMPANY ALSO OWNS FOUR OFFICE AND INDUSTRIAL PROPERTIES LOCATED IN SOUTHERN
 CALIFORNIA. ASSUMING THE COMPLETION OF THOSE DEVELOPMENT PROPERTIES PRESENTLY UNDER CONSTRUCTION, THE COMPANY WILL OWN INTERESTS IN 28 RETAIL PROPERTIES WITH 4,400,037 SQUARE FEET OF COMPANY-OWNED GROSS LEASABLE AREA ("GLA"). THE COMPANY
 HAS ELECTED TO QUALIFY AS A REAL ESTATE INVESTMENT TRUST ("REIT") FOR FEDERAL
                              INCOME TAX PURPOSES.
                            ------------------------
 ALL OF THE SHARES OF COMMON STOCK, NO PAR VALUE PER SHARE, OF THE COMPANY (THE "COMMON STOCK") OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. THE COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE (THE "NYSE") UNDER THE SYMBOL "BPP." THE LAST REPORTED SALE PRICE OF THE COMMON STOCK ON THE NYSE ON APRIL 28, 1997
  WAS $12 3/8 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS."
                            ------------------------
  THE COMMON STOCK IS SUBJECT TO CERTAIN RESTRICTIONS ON OWNERSHIP DESIGNED TO PRESERVE THE COMPANY'S STATUS AS A REIT FOR FEDERAL INCOME TAX PURPOSES. SEE
         "DESCRIPTION OF COMMON STOCK" IN THE ACCOMPANYING PROSPECTUS.
                            ------------------------
   SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS FOR
        INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                             PRICE $12 3/8 A SHARE
                            ------------------------

                                                                        UNDERWRITING
                                                        PRICE TO       DISCOUNTS AND      PROCEEDS TO
                                                         PUBLIC       COMMISSIONS (1)     COMPANY (2)
                                                   ------------------------------------------------------
Per Share..........................................      $12.375           $.650            $11.725
Total (3)..........................................    $68,062,500       $3,575,000       $64,487,500

---------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $800,000.

(3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 825,000 additional shares of Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be $78,271,875, $4,111,250 and $74,160,625, respectively. See
    "Underwriting."

                            ------------------------
     The shares are offered, subject to prior sale, when, as, and if accepted by the Underwriters named herein, and subject to approval of certain legal matters by Brown & Wood LLP, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock will be made on or about May 2, 1997 at the offices of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------
MORGAN STANLEY & CO.
    Incorporated
              LEHMAN BROTHERS
                             MERRILL LYNCH & CO.
                                         EVEREN SECURITIES, INC.
April 28, 1997

                                  [INSERT MAP]

     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus in connection with the offer made by this Prospectus Supplement and the accompanying Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the Common Stock offered hereby, nor do they constitute an offer to sell or a solicitation of any offer to buy the Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement or the accompanying Prospectus nor any sale or offer made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                        -----
                                    PROSPECTUS SUPPLEMENT

Prospectus Supplement Summary.........................................................    S-5
Recent Events.........................................................................   S-12
Use of Proceeds.......................................................................   S-17
Price Range of Common Stock and Distributions.........................................   S-17
Capitalization........................................................................   S-19
Selected Consolidated Financial and Other Data........................................   S-20
Pro Forma Condensed Consolidated Financial Statements.................................   S-22
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................   S-25
The Company...........................................................................   S-30
The Properties and Markets............................................................   S-36
Executive Officers and Directors......................................................   S-46
Related Party Transactions............................................................   S-48
Underwriting..........................................................................   S-50
Experts...............................................................................   S-51
Legal Matters.........................................................................   S-51

                                         PROSPECTUS
Available Information.................................................................      2
Incorporation of Certain Documents by Reference.......................................      2
The Company...........................................................................      3
Ratio of Earnings to Fixed Charges....................................................      3
Use of Proceeds.......................................................................      3
Risk Factors..........................................................................      3
Description of Common Stock...........................................................     11
Description of Debentures.............................................................     19
Federal Income Tax Considerations.....................................................     24
Plan of Distribution..................................................................     25
Legal Matters.........................................................................     25
Experts...............................................................................     25

                            ------------------------
     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                      (This page intentionally left blank)

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus and incorporated herein and therein by reference. The information contained in this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment option, unless otherwise indicated. The offering of 5,500,000 shares of the Company's Common Stock made hereby is referred to herein as the "Offering." All references to the "Company" in this Prospectus Supplement and the accompanying Prospectus include Burnham Pacific Properties, Inc. and its consolidated subsidiaries unless otherwise expressly stated or the context otherwise requires; and all references to the square footage of gross leasable area ("GLA") and square footage are approximate. This Prospectus Supplement and the accompanying Prospectus, as well as certain of the information incorporated by reference herein and therein, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the section entitled "Risk Factors" beginning on page 3 of the accompanying Prospectus.

                                  THE COMPANY

     The Company is a fully-integrated, self-managed real estate operating company which acquires, rehabilitates, develops and manages retail properties on the West Coast. In late 1995, the Company began an extensive reorganization designed to concentrate its future efforts on retail properties. In October 1995, the Company succeeded to the shopping center operations of The Martin Group of Companies, Inc. ("The Martin Group"), a San Francisco based real estate operating company owned by J. David Martin. As part of the transaction, the Company appointed J. David Martin as its Chief Executive Officer and President and as a member of its Board of Directors and acquired a supermarket and drugstore anchored community shopping center (a "Market/Drug center") and interests in certain retail development projects that The Martin Group had begun (the "Martin Projects"). See "The Company -- The Martin Transactions."

     Since October 1995, the Company has:

     - internalized its property management activities;

     - internalized a substantial portion of its leasing activities;

     - opened regional offices in Los Angeles, San Francisco and Portland,
       Oregon;

     - acquired additional retail Properties and geographically diversified its holdings within California;

     - substantially completed one of its development projects, completed the first phase of a second development project and started a third; and

     - disposed of certain of its non-strategic assets.

     As of April 7, 1997, the Company owned interests in 25 retail properties and in four retail projects in various stages of development, all located in California. Ten of the Company's retail properties were acquired on or after December 31, 1996. The Company also owns four office and industrial properties located in Southern California which it considers non-strategic and which may be sold as suitable opportunities arise. Assuming the completion of those development properties presently under construction, the Company will own interests in 28 retail properties with 4,400,037 square feet of Company-owned GLA. Those properties which are owned by the Company or in which the Company has an interest are herein referred to collectively as the "Properties," and individually as a "Property."

     The Company was incorporated in 1986 as the successor to a publicly-traded real estate limited partnership which was organized in San Diego in 1963. The Company has elected to qualify as a REIT for federal income tax purposes.

                              RECENT ACQUISITIONS

     Recent Acquisitions. From and including December 31, 1996, the Company has completed the acquisition of two portfolios containing a total of seven Properties and three additional Properties containing, in the aggregate, approximately 1,646,315 square feet of Company-owned GLA (the "Recent Acquisitions"). The Company's acquisition cost for the Recent Acquisitions was, in the aggregate, approximately $146.8 million. The weighted average historical yield on the Recent Acquisitions is 10.11%. The Company believes that its internal capabilities provide it with an opportunity to achieve yields higher than historical yields for these Properties. There can be no assurance, however, that the Company will be able to do so. The following table and Property descriptions set forth information regarding the Recent Acquisitions:

                                                                                                                      ACQUISITION
                                               COMPANY-                 HISTORICAL                                       COST/
                       ACQUISITION    TOTAL      OWNED      PERCENT    NET OPERATING     ACQUISITION   HISTORICAL       SQUARE
       PROPERTY           DATE         GLA        GLA     OCCUPIED(1)    INCOME(2)         COST(3)      YIELD(4)        FOOT(5)
---------------------- -----------  ---------  ---------  -----------  -------------     ------------  ----------     -----------
Margarita Plaza(6)....   12/31/96      76,744     76,744      100%      $   945,000(7)   $  9,568,000      9.88%(7)     $124.67
Downey Portfolio......    1/31/97     964,557    646,798       91         5,307,000        52,100,000     10.19           80.55
Foothill Plaza........    2/28/97      52,315     52,315       86           710,000(7)      6,202,000     11.45(7)       118.55
Crenshaw Imperial
  Shopping Center.....     4/3/97     151,151    151,151       99           917,000(7)      9,080,000     10.10(7)        60.07
BRE Portfolio.........     4/4/97     888,184    719,307       89         6,962,000        69,800,000      9.97           97.04
                                    ---------  ---------      ---       -----------      ------------     -----         -------
  Total/Weighted
    Average...........              2,132,951  1,646,315      91%       $14,841,000      $146,750,000     10.11%        $ 89.14
                                    =========  =========      ===       ===========      ============     =====         =======

---------------

(1) Based on occupancy at April 1, 1997. Data reflects occupancy of the Company-owned portion only.

(2) Represents historical net operating income for 1996 for the Company-owned portion.

(3) Includes the Company's estimated closing costs.

(4) Defined as historical net operating income for 1996 divided by acquisition cost.

(5) Defined as acquisition cost divided by Company-owned GLA.

(6) The Company currently owns a 25% interest in this Property. See "Recent Events -- Financings -- Joint Ventures." Data is for this Property as a whole.

(7) The historical net operating income for 1996 for this Property was derived solely from financial information provided by the prior owner of the Property.

                                 THE PROPERTIES

     The following tables summarize certain information relating to the Company's Properties, including three development Properties under construction, as of April 7, 1997:

                    RETAIL PROPERTIES(1)                       TYPE OF           COMPANY-OWNED
                       San Diego Region                         CENTER              GLA(2)            OCCUPANCY(2)
                                                            --------------       -------------        ------------
   Point Loma Plaza......................................   Market/Drug              213,229                96%
   Mesa Shopping Center..................................   Market/Drug              142,532                99
   Poway Plaza...........................................   Market/Drug               74,060                80
   Navajo Shopping Center................................   Market/Drug               58,379                49(3)
   Wiegand Plaza II......................................   Promotional              110,843                99
   Independence Square(4)................................   Promotional               92,627                91
   Santee Village Square.................................   Entertainment             80,995                90
   San Diego Factory Outlet Center.......................   Outlet                   255,440                95
   Ruffin Village(4).....................................   Convenience               44,594                88
   Plaza Rancho Carmel...................................   Convenience               26,978                82
                                                                                 -------------             ---
     TOTAL/WEIGHTED AVERAGE SAN DIEGO REGION.............                          1,099,677                94%(5)
     Los Angeles Region
   Ladera Center(6)......................................   Market/Drug              184,684                95
   Santa Fe Springs......................................   Market/Drug              164,730                93
   Crenshaw Imperial Shopping Center.....................   Market/Drug              151,151                99
   La Mancha Shopping Center.............................   Market/Drug              103,904                99
   Margarita Plaza(7)....................................   Market/Drug               76,744               100
   Central Shopping Center...............................   Market/Drug               62,314                87
   Ontario Village.......................................   Market/Drug               39,954                78
   West Lancaster Plaza - Phase III......................   Market/Drug               29,318                57
   The Plaza at Puente Hills.............................   Promotional              516,538                92
   Valley Central Shopping Center........................   Promotional              480,092                97
                                                                                 -------------             ---
     TOTAL/WEIGHTED AVERAGE LOS ANGELES REGION...........                          1,809,429                94%
     San Francisco Region
   Cameron Park..........................................   Market/Drug               97,434                78
   Richmond Shopping Center..............................   Market/Drug               76,692               100
   Foothill Plaza........................................   Market/Drug               52,315                86
   Fremont Hub...........................................   Promotional              492,263                88
   Pacific West Outlet Center............................   Outlet                   203,412                87
                                                                                 -------------             ---
     TOTAL/WEIGHTED AVERAGE SAN FRANCISCO REGION.........                            922,116                88%
                                                                                 -------------             ---
     TOTAL/WEIGHTED AVERAGE CURRENT RETAIL...............                          3,831,222                92%(5)
   DEVELOPMENT PROPERTIES CURRENTLY UNDER CONSTRUCTION
   Gateway Center(4).....................................   Market/Drug              185,949                --
   Hilltop Plaza.........................................   Promotional              251,366                --
   1000 Van Ness.........................................   Entertainment            131,500                --
                                                                                 -------------             ---
     TOTAL DEVELOPMENT...................................                            568,815                --
                                                                                 -------------             ---
     GRAND TOTAL RETAIL..................................                          4,400,037                --
   OFFICE AND INDUSTRIAL PROPERTIES
   Anacomp Building......................................                            338,485                50
   Bergen Brunswig.......................................                            175,000               100
   Scripps Ranch Buildings(8)............................                             49,684                50
   Marcoa Building.......................................                             28,600               100
                                                                                 -------------             ---
     TOTAL/WEIGHTED AVERAGE OFFICE AND INDUSTRIAL........                            591,769                67%
                                                                                 -------------             ---
     GRAND TOTAL/WEIGHTED AVERAGE........................                          4,991,806                89%(9)
                                                                                 ===============      ============

---------------
(1) Excludes Village Station. See "Recent Events -- Other Events."
(2) Data reflects GLA and occupancy only for the portions of the Properties owned by the Company. Occupancy data is as of April 1, 1997.
(3) Reflects vacancy due in large part to rehabilitation in progress. The Company expects the occupancy rate to be 71% following the completion of the rehabilitation and the addition of a 44,180 square foot Albertsons. See "Recent Events -- Rehabilitation and Development."
(4) Indicates a property held under ground lease.
(5) Does not include Navajo Shopping Center.
(6) The Company anticipates that it will sell a 75% interest in this Property. See "Recent Events -- Financings -- Joint Ventures." Data is for this Property as a whole.
(7) The Company currently owns a 25% interest in this Property. See "Recent Events -- Financings -- Joint Ventures." Data is for this Property as a whole.
(8) Formerly known as the IMED Buildings. IMED Corporation vacated both buildings on the Property at the expiration of its lease on March 31, 1997. One building containing 24,972 square feet has been re-leased to Edge Semiconductor effective April 1, 1997.
(9) Does not include Navajo Shopping Center and the development Properties currently under construction.

                                  THE OFFERING

Common Stock offered
hereby.......................  5,500,000 shares of Common Stock

Common Stock to be
outstanding after the
  Offering...................  22,596,452 shares of Common Stock(1)

Use of proceeds from the
Offering.....................  To repay a portion of the indebtedness incurred in connection with the Recent Acquisitions.

NYSE symbol..................  "BPP"
---------------

(1) Excludes 43,373 shares of Common Stock that may be issuable upon exchange of outstanding limited partnership units issued in connection with the acquisition of five Properties, including one of the Martin Projects. Up to 1,870,000 additional shares of Common Stock may become issuable upon exchange of limited partnership units that may be issued in connection with the development of the five remaining Martin Projects. See "Related Party Transactions." Also excludes 1,800,000 shares reserved for issuance upon the exercise of options under the Company's stock option plan, under which options to acquire 1,522,187 shares are currently outstanding.

                        SUMMARY FINANCIAL AND OTHER DATA

     The Company's consolidated summary financial and other data is presented on an historical basis as of and for each of the five years in the period ended December 31, 1996, and on a pro forma basis as of and for the year ended December 31, 1996. The historical consolidated summary financial and other data set forth below (other than data regarding GLA, number of properties, occupancy rate and total market equity) has been derived from the consolidated financial statements of the Company which have been audited by Deloitte & Touche LLP, independent auditors. The historical consolidated summary financial and other data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

     The following pro forma operating data and pro forma other data with respect to funds from operations ("FFO"), EBIDA and the ratio of FFO before interest expense to interest expense give effect to the following transactions as if they had occurred on January 1, 1996: (i) the acquisition of Ladera Shopping Center ("Ladera") (which occurred in July 1996); (ii) the consummation of the Recent Acquisitions (which were completed on or after December 31, 1996),
(iii) the redemption of the Company's 8 1/2% convertible debentures due 2002 (the "Convertible Debentures"), which occurred in November 1996, (iv) the consummation of the Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," (v) the sale of interests in five properties (which occurred in 1996), and (vi) certain other transactions described in the pro forma condensed consolidated financial statements included elsewhere herein. The following pro forma balance sheet data and pro forma other data with respect to GLA, number of properties and occupancy rate give effect to the following transactions as if they had occurred on December 31, 1996: (i) the recent acquisition of nine Properties, (ii) the consummation of the Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," and (iii) certain other transactions described in the pro forma condensed consolidated financial statements included elsewhere herein. The consolidated summary pro forma financial and other data set forth below should be read in conjunction with "Pro Forma Condensed Consolidated Financial Statements" (including the notes thereto), "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and notes thereto of the Company, and the financial statements of the Downey Portfolio and the BRE Portfolio included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

     The consolidated summary pro forma financial and other data set forth below are subject to a number of estimates, assumptions and other uncertainties, and do not purport to be indicative of the actual financial position or results of operations that would have occurred had the transactions and events reflected therein in fact occurred on the dates specified, nor do such consolidated summary pro forma financial and other data purport to be indicative of the results of operations or financial condition that may be achieved in the future.

                                                                    YEAR ENDED DECEMBER 31,
                                           --------------------------------------------------------------------------
                                              PRO
                                            FORMA(1)                                 ACTUAL
                                           ----------    ------------------------------------------------------------
                                              1996          1996          1995        1994        1993        1992
                                           ----------    ----------    ----------  ----------  ----------  ----------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA
Rents.....................................    $60,588       $46,864      $ 48,188     $51,026     $40,410     $26,738
Interest..................................        442           450           481         361         769       1,287
                                              -------       -------      --------     -------     -------     -------
    Total Revenues........................     61,030        47,314        48,669      51,387      41,179      28,025
                                              -------       -------      --------     -------     -------     -------
Interest..................................     14,811        10,744        11,960      11,582      10,483      11,208
Rental Operating Costs....................     16,640        12,603        12,067      12,181       9,192       6,352
Provision for Bad Debt....................        410           410           972         302         373         727
General and Administrative................      2,415         2,415         3,084       2,194       1,855       1,487
Depreciation and Amortization.............     13,731        11,250        13,117      11,964       9,430       7,193
Impairments/Writedowns of Assets..........                                 22,420
                                              -------       -------      --------     -------     -------     -------
    Total Costs and Expenses..............     48,007        37,422        63,620      38,223      31,333      26,967
                                              -------       -------      --------     -------     -------     -------
Income (Loss) from Operations Before Gain
  on Sales of Real Estate, Distribution to
  Minority Interest Holders, Income from
  Unconsolidated Subsidiaries and
  Extraordinary Item......................     13,023         9,892       (14,951)     13,164       9,846       1,058
Gain on Sales of Real Estate..............      2,298         2,298         2,233
Distribution to Minority Interest
  Holders.................................        (37)          (35)
Income from Unconsolidated Subsidiaries...        654
                                              -------       -------      --------     -------     -------     -------
Income (Loss) Before Extraordinary Item...     15,938        12,155       (12,718)     13,164       9,846       1,058
Extraordinary Loss From Early
  Extinguishment of Debt..................       (884)         (884)
                                              -------       -------      --------     -------     -------     -------
Net Income (Loss).........................    $15,054       $11,271      $(12,718)    $13,164     $ 9,846     $ 1,058
                                              =======       =======      ========     =======     =======     =======
Per Share Data:
Weighted Average Shares Outstanding....... 22,584,498    17,084,498    17,016,354  15,731,552  12,767,606   8,292,030
Income (Loss) Before Extraordinary Item...    $  0.71       $  0.71      $  (0.75)    $  0.84     $  0.77     $  0.13
Net Income (Loss).........................       0.67          0.66         (0.75)       0.84        0.77        0.13
Cash Dividends............................       1.00          1.00          1.33       1.415        1.39        1.36

OTHER DATA
Funds From Operations(2)..................     26,860        20,466        19,914      24,259      18,597       7,461
EBIDA(3)..................................     42,182        31,851        32,546      36,710      29,759      19,459
Ratio of FFO Before Interest Expense to
  Interest Expense(4).....................       2.81x         2.90x         2.67x       3.09x       2.77x       1.67x
Total Square Footage of GLA of Properties
  at End of Period........................  4,514,777     2,945,206     3,242,087   3,153,012   3,130,436   2,302,296
Number of Properties at End of Period.....         32(5)         23(5)         23          24          24          22
Occupancy Rate at End of Period(6)........         89%           87%           94%         95%         96%         95%

                                                                   AS OF DECEMBER 31,
                                           -------------------------------------------------------------------
                                             PRO
                                           FORMA(1)                            ACTUAL
                                           --------    -------------------------------------------------------
                                             1996        1996        1995        1994        1993       1992
                                           --------    --------    --------    --------    --------   --------
                                                                 (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA
Real Estate (Before Accumulated
  Depreciation)........................... $496,962    $389,634    $367,088    $387,959    $383,863   $271,753
Total Assets..............................  471,241     356,195     327,770     358,022     360,262    259,790
Total Indebtedness........................  229,789     178,452     142,806     141,499     162,607    159,252
Minority Interest.........................      455         434         434
Total Stockholders' Equity................  237,413     173,725     179,160     212,771     193,089     93,879
Total Market Equity(7)....................  279,631     256,447     164,496     215,542     256,729    140,302

---------------
(1) See "Pro Forma Condensed Consolidated Financial Statements."

(2) The Company considers FFO to be a relevant supplemental measure of the performance of an equity REIT since such measure does not recognize depreciation and certain amortization expenses as operating expenses. Management believes that reductions for these charges are not meaningful in evaluating income-producing real estate. FFO means net income (loss) (computed in accordance with generally accepted accounting principles ("GAAP")), before gains (or losses) from debt restructuring and sales of property, plus depreciation of real property. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. FFO as presented here may not be comparable to similarly titled measures used by other companies.

(3) EBIDA means earnings before interest expense, depreciation and amortization, gains (or losses) on sales of real estate, and extraordinary items plus income from unconsolidated subsidiaries. EBIDA does not represent net income or cash flows from operating, financing and investing activities as defined by GAAP and does not purport to indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

(4) The numerator used in calculating the ratio of FFO before interest expense to interest expense is the sum of FFO plus interest expense. The Company believes that in addition to the ratio of earnings to fixed charges set forth in the accompanying Prospectus, this ratio provides a useful measure of a REIT's ability to service its debt because of the exclusion of non-cash items such as depreciation and amortization from the definition of FFO. This ratio differs from a GAAP-based ratio of earnings to fixed charges and should not be considered as an alternative to that ratio.

(5) Includes interests in three properties under development as of December 31, 1996. Excludes Village Station. See "Recent Events -- Other Events."

(6) Reflects occupancy rate only for the portion of the properties owned by the Company.

(7) Total market equity is presented as of the end of the period and is calculated as the product of (i) the total number of shares of Common Stock outstanding multiplied by (ii) the closing price of the Common Stock on the NYSE on the last day of the period or, in the case of pro forma total market equity, the last reported sale price of the Common Stock on April 28, 1997 of $12.375 per share.

                                 RECENT EVENTS

RECENT ACQUISITIONS

     From and including December 31, 1996, the Company has completed the acquisition of two portfolios containing a total of seven Properties and three additional Properties containing, in the aggregate, approximately 1,646,315 square feet of Company-owned GLA. The Company's acquisition cost for the Recent Acquisitions was, in the aggregate, approximately $146.8 million. The weighted average historical yield on the Recent Acquisitions is 10.11%. The Company believes that its internal capabilities provide it with an opportunity to achieve yields higher than historical yields for these Properties. There can be no assurance, however, that the Company will be able to do so. The following table and Property descriptions set forth information regarding the Recent
Acquisitions:

                                                                                                                      ACQUISITION
                                               COMPANY-                 HISTORICAL                                       COST/
                       ACQUISITION    TOTAL      OWNED      PERCENT    NET OPERATING     ACQUISITION   HISTORICAL       SQUARE
       PROPERTY           DATE         GLA        GLA     OCCUPIED(1)    INCOME(2)         COST(3)      YIELD(4)        FOOT(5)
---------------------- -----------  ---------  ---------  -----------  -------------     ------------  ----------     -----------
Margarita Plaza(6)....   12/31/96     76,744      76,744      100%      $   945,000(7)   $  9,568,000      9.88%(7)     $124.67
Downey Portfolio......    1/31/97    964,557     646,798       91         5,307,000        52,100,000     10.19           80.55
Foothill Plaza........    2/28/97     52,315      52,315       86           710,000(7)      6,202,000     11.45(7)       118.55
Crenshaw Imperial
  Shopping Center.....     4/3/97    151,151     151,151       99           917,000(7)      9,080,000     10.10(7)        60.07
BRE Portfolio.........     4/4/97    888,184     719,307       89         6,962,000        69,800,000      9.97           97.04
                                   ---------   ---------      ---       -----------      ------------     -----         -------
    Total/Weighted
      Average.........             2,132,951   1,646,315       91%      $14,841,000      $146,750,000     10.11%        $ 89.14
                                   =========   =========      ===       ===========      ============     =====         =======

---------------
(1) Based on occupancy at April 1, 1997. Data reflects occupancy of the Company-owned portion only.
(2) Represents historical net operating income for 1996 for the Company-owned portion.
(3) Includes the Company's estimated closing costs.
(4) Defined as historical net operating income for 1996 divided by acquisition cost.
(5) Defined as acquisition cost divided by Company-owned GLA.
(6) The Company currently owns a 25% interest in this Property. See
    "-- Financings -- Joint Ventures." Data is for this Property as a whole.
(7) The historical net operating income for 1996 for this Property was derived solely from financial information provided by the prior owner of the Property.

     Margarita Plaza, Huntington Park is a 76,744 square foot Market/Drug center anchored by a Food-4-Less supermarket. The Property is located southeast of Los Angeles. The Property was 100% occupied as of April 1, 1997. The Company's joint venture partner in Margarita Plaza is California Urban Investment Partners ("CUIP"). See " -- Financings -- Joint Ventures."

     The Downey Portfolio. On January 31, 1997, the Company completed the acquisition of interests in four retail Properties from an affiliate of Downey Savings and Loan, an institutional lender. The Company structured the acquisition of these Properties through subsidiary partnerships which issued 1,495 limited partnership units (convertible into an aggregate of 1,495 shares of Common Stock) in connection with the acquisition. The Downey Portfolio consists of the following Properties:

          Valley Central Shopping Center, Lancaster, a 610,396 square-foot Promotional and Entertainment center (as hereinafter defined) anchored by Wal-Mart, HomeBase, Circuit City, Staples, Michael's, Marshall's, Cinemark Theaters, Home Furniture and CostCo (not owned), of which the Company owns 480,092 square feet. The Property is located adjacent to the Antelope Valley Freeway, northeast of Los Angeles. The Company-owned portion of the Property was 97% occupied as of April 1, 1997.

          Cameron Park Shopping Center, Cameron Park, a 97,434 square-foot Market/Drug center anchored by a Safeway supermarket. The Property is located along Highway 50, east of Sacramento. The Property was 78% occupied as of April 1, 1997.

          Ontario Village Shopping Center, Ontario, a 97,149 square-foot Market/Drug center, anchored by Stater Brothers (not owned) and Pic'n'Save (not owned), of which the Company owns 39,954 square feet. The Property is located just west of downtown Ontario, midway between Interstate 10 and the

     Pomona Freeway, northeast of Los Angeles. The Company-owned portion of the Property was 78% occupied as of April 1, 1997.

          West Lancaster Plaza, Lancaster, a 159,578 square foot Market/Drug center anchored by Albertson's Supermarket (not owned) of which the Company owns 29,318 square feet. The Property is located in downtown Lancaster, northeast of Los Angeles. The Company-owned portion of the Property was 57% occupied as of April 1, 1997.

     Foothill Plaza, Los Altos is a 52,315 square foot Market/Drug center anchored by Payless Drugs. The Property is located at the intersection of Interstate 280 and the Foothill Expressway on the San Francisco peninsula. The Property was 86% occupied as of April 1, 1997.

     Crenshaw Imperial Plaza, Inglewood is a 151,151 square foot Market/Drug center anchored by Ralphs and Thrifty Drugs. The Property is located at the intersection of Crenshaw Avenue and Imperial Boulevard east of Los Angeles International Airport. The Property was 99% occupied as of April 1, 1997.

     BRE Portfolio. On April 4, 1997, the Company completed the acquisition of a portfolio of three properties from BRE Properties, Inc. The BRE Portfolio consists of the following Properties:

          Fremont Hub, Fremont, a 661,140 square foot Market/Drug and Promotional center, of which the Company owns 492,263 square feet. The center contains a Market/Drug component and a Promotional component. The Market/Drug component is anchored by Safeway and Longs Drugs. The Promotional component is anchored by Home Express, Ross, Old Navy, Office Max, Michael's, General Cinema and Montgomery Ward (not owned). The Property is located at the intersection of Fremont Boulevard and Mowry Avenue in the City of Fremont, northeast of San Jose. The Company-owned portion of the Property was 88% occupied as of April 1, 1997.

          Central Shopping Center, Ventura, a 62,314 square foot Market/Drug center anchored by Ralphs. The Property is located at the intersection of Telephone Road and Petit Road, in the City of Ventura, north of Los Angeles. The Property was 87% occupied as of April 1, 1997.

          Santa Fe Springs Plaza, Santa Fe Springs, a 164,730 square foot Market/Drug center anchored by Ralphs. The Property is located at the intersection of Telegraph and Carminta Roads in the City of Santa Fe Springs, southeast of Los Angeles. The Property was 93% occupied as of April 1, 1997.

     The Company believes that its current and target markets continue to provide opportunities to purchase properties at attractive prices that offer the Company opportunities to add value through its proactive property management and rehabilitation skills. The Company is in active negotiations with a number of sellers regarding additional acquisitions.

REHABILITATION AND DEVELOPMENT

     Currently, the Company has the following rehabilitation project underway:

     Navajo Shopping Center, San Diego. The Company is investing approximately $4.1 million in the expansion of its Navajo Shopping Center from 81,435 square feet (prior to the rehabilitation) to 102,559 square feet to accommodate a 44,180 square foot Albertson's supermarket as a new anchor tenant. The entire Property will also receive architectural renovations and upgraded landscaping, lighting and signage. The redevelopment is intended to increase the stability of the Property's rental revenues by increasing the percentage of GLA devoted to anchor tenants from 20% to 59%, and by creating an environment more conducive to attracting and retaining tenants.

     The Company is currently at various stages of development on the following Martin Projects (see "The Company -- The Martin Transactions" and "Related Party Transactions"):

     Gateway Retail Center, Marin City. The Company has agreed to acquire Gateway Retail Center, a substantially completed 185,949 square foot Market/Drug center anchored by FoodsCo, Longs Drugs, Ross, and PetsMart. The property is located in southern Marin County, California on Interstate 101, the main north-south highway through Marin County. The project has an estimated total cost of $22.0 million. One building containing 11,000 square feet remains to be constructed, which the Company expects will occur prior to the end of 1997. Title to this property is currently held by an affiliate of The Martin Group and is expected to be transferred to the Company upon completion of construction. However, unless otherwise expressly stated or the context otherwise requires, information in this Prospectus Supplement (including information as to Company-owned GLA) assumes that this Property is owned by the Company. See "Related Party Transactions."

     Hilltop Plaza, Richmond. The Company has recently completed the first phase ("Phase I") of its Hilltop Plaza development project located adjacent to Interstate 80 in the City of Richmond in the San Francisco Bay area. Hilltop Plaza is a Promotional center of approximately 251,366 square feet anchored by Circuit City, Barnes & Noble, Ross, PetsMart and Office Max. Phase I contains 143,178 square feet of anchor tenant GLA and 36,839 square feet of additional retail space. The second phase ("Phase II") is expected to contain approximately 71,349 square feet of additional GLA. The project has an estimated total cost for both Phase I and Phase II of $35.4 million. The Company expects to complete Phase II in mid-1998.

     1000 Van Ness, San Francisco. In September 1996, the Company started the redevelopment of the 1000 Van Ness building and adjacent new construction in the city block bounded by Van Ness Avenue (Route 101), O'Farrell, Polk and Myrtle Streets in downtown San Francisco. At completion, the mixed-use facility is expected to contain an approximately 131,500 square foot Entertainment center anchored by AMC Theatres and a 450 car parking garage, both owned by the Company, and a residential component owned by a residential developer. The total project cost associated with the portion to be owned by the Company is estimated to be $53 million. Completion is currently scheduled for mid-1998.

     Downtown Pleasant Hill, Pleasant Hill. The Company also has development rights to purchase various parcels of land and construct a Promotional and Entertainment center containing approximately 360,000 square feet of GLA as part of the City of Pleasant Hill's Downtown Pleasant Hill project. The project is located on Highway 680 in Contra Costa County, east of San Francisco. The Company estimates that the Company's total investment required to develop this project after the sale of various land parcels to other developers for residential development to be approximately $60 million. The Company anticipates that construction will begin by year-end 1997 and that the project will be completed during 1999.

     As discussed in the accompanying Prospectus under "Risk
Factors -- Acquisition and Development Activities," there can be no assurance that projects currently under development will be completed as currently planned, by the dates currently scheduled or for the amounts currently budgeted, the occurrence of any of which could have a material adverse effect on the Company. Likewise, there can be no assurance that development projects currently under consideration or negotiation will be initiated or completed.

FINANCINGS

     Credit Facility. In November 1996, the Company arranged a new $135 million credit facility (the "Credit Facility") with Nomura Asset Capital Corporation. Of the total amount, $90 million is secured and $45 million is unsecured. At April 7, 1997, borrowings of approximately $105 million were outstanding under the Credit Facility, of which $60 million were secured by mortgages on seven of the Properties and the remainder was unsecured. The Credit Facility may be used for acquisitions, for working capital and for general corporate purposes. The Credit Facility is scheduled to mature in November 1998, with a one-year extension option available. The secured portion of the Credit Facility carries an interest rate equal to the London Inter-Bank Offer Rate ("LIBOR") plus 1.65%, and the unsecured portion of the Credit Facility carries an interest rate equal to LIBOR plus 1.75%.

     In order to facilitate the closing of the acquisition of the BRE Portfolio on April 4, 1997, the Company negotiated a temporary increase in its Credit Facility of approximately $70 million (the "Bridge Financing"). Of the total amount, $42 million is secured by mortgages on the three properties so acquired and $28 million is unsecured. The secured portion of the Bridge Financing carries an interest rate equal to LIBOR plus 1.65%, and the unsecured portion of the Bridge Financing carries an interest rate equal to LIBOR plus 2.50%. The Bridge Financing will mature sixty days from the date of funding and such maturity may be extended for ninety additional days. See "Use of Proceeds" with respect to the Company's intention to repay the Bridge Financing.

     In November 1996, the Company used borrowings of approximately $26.0 million under the new Credit Facility to redeem the $25.7 million principal amount of its Convertible Debentures remaining outstanding, and to pay interest accrued thereon.

     Joint Ventures. The Company considers joint venture investors as an alternative source of financing. The Company has agreed to joint venture with CUIP, a joint investment partnership of the California Public Employees Retirement System, Johnson Development Company and MacFarlane Partners, an investment advisor owned by Victor B. MacFarlane, a former Director of the Company. The Company has been advised that Mr. MacFarlane holds an approximate 1 1/2% indirect ownership interest in CUIP.

     In December 1996, the Company purchased Margarita Plaza ("Margarita") in Huntington Park, California. In February 1997, CUIP purchased a 75% interest in the Property and reimbursed the Company for 75% of its acquisition cost (approximately $7.2 million). The Company retains a 25% interest in the Property, and will receive customary fees from the joint venture for providing property management and leasing services for this Property.

     The Company anticipates that during the second quarter of 1997 CUIP will pay the Company approximately $15.2 million to fund CUIP's 75% interest in Ladera. The Company will retain a 25% interest in Ladera and will receive customary fees from the joint venture for providing property management and leasing services for this Property. However, there can be no assurance that the sale of this joint venture interest will occur as planned.

     Unless otherwise expressly stated or the context otherwise requires, information set forth herein regarding each of Margarita and Ladera (including information as to net operating income, base rent, historical yield and Company-owned GLA) relates to the Property as a whole.

     The Company may also enter into joint ventures for selected other properties that it may acquire or develop. See "Risk Factors -- Investments in Joint Ventures" in the accompanying Prospectus.

OTHER EVENTS

     Plaza Rancho Carmel, San Diego. On January 31, 1997, the Company sold a 9,744 square foot parcel of this 36,722 square foot unanchored shopping center located in San Diego for $735,000. Prior to the sale, Plaza Rancho Carmel was 72.5% occupied; occupancy of the portion that the Company continues to own was 82% as of April 1, 1997. The Company recognized no gain or loss on the sale.

     Village Station, La Mesa. Village Station is a 57,673 square foot shopping center located in La Mesa, which was acquired by the Company in 1984. The $3.9 million non-recourse mortgage on the Property matured in December 1996. The Company has determined to deed it to the mortgagee in lieu of foreclosure or alternatively not to contest the foreclosure of the mortgage. The Company estimates that any gain or loss associated with the disposition of this Property will not be significant.

PROPOSED REINCORPORATION

     The Company's Board of Directors has voted to recommend at the 1997 Annual Meeting of Shareholders of the Company that the shareholders approve the change of the Company's state of incorporation from California to Maryland. If approved, the reincorporation will be effected through a merger of the Company into a newly-formed wholly owned Maryland subsidiary of the Company. If implemented, the reincorporation would result in no change of the Company's name, business, operations or management; and each outstanding share of the Company's Common Stock (including the Common Stock issued in the Offering) would automatically be converted into a share of the Maryland corporation's common stock. The provisions of the Maryland General Corporation Law and of the proposed charter and bylaws of the Maryland corporation differ in certain respects from the provisions of the California General Corporation Law ("CGCL") and of the current articles of incorporation and bylaws of the Company that may affect the rights of the shareholders. For example, shareholders of the Company have authority (which they have never exercised) to use cumulative voting in the election of Directors, while no such authority would exist for shareholders under the proposed charter of the Maryland corporation. The principal reason for the reincorporation is to eliminate a possible limitation contained in the CGCL on the legal authority of the Company to pay distributions necessary to ensure the Company's continued qualification as REIT under the Internal Revenue Code of 1986, as amended (the "Code"). Only shareholders of record on March 14, 1997 will be entitled to vote at the 1997 Annual Meeting of Shareholders. Accordingly, investors will not be permitted to vote the shares of Common Stock offered hereby in connection with the proposed reincorporation. In addition, no dissenters' rights or rights of appraisal will be available to the Company's shareholders, including investors purchasing shares in this Offering, in connection with the proposed reincorporation. See "Risk Factors -- Distributions to Shareholders" and "-- Proposed Reincorporation" and "Description of Common Stock -- Proposed Reincorporation of the Company" in the accompanying Prospectus.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby are expected to be approximately $63.7 million (approximately $73.4 million if the Underwriters' over-allotment option is exercised in full).

     The Company will use net proceeds to repay indebtedness outstanding under the Bridge Financing (which indebtedness aggregated approximately $70 million at the date of this Prospectus Supplement), and any remaining net proceeds will be applied to repay borrowings under the Credit Facility incurred in connection with the Recent Acquisitions. Pending application for such purposes, the net proceeds may be invested in short term investments. To the extent that the net proceeds are not sufficient to repay the Bridge Financing in full, the Company intends to use borrowings under the Credit Facility or other available cash to repay the balance of the Bridge Financing.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

     The Company's Common Stock is listed on the NYSE under the symbol "BPP." The following table sets forth the high and low sale prices for Common Stock as reported on the NYSE Composite Tape and distributions declared by the Company for each quarterly period indicated.

                                                                                   DIVIDENDS
                                                                                    DECLARED
                        QUARTERLY PERIOD                        HIGH       LOW     PER SHARE
    ---------------------------------------------------------  -------   -------   ----------
    1995
      First quarter..........................................  $13.375   $11.875      $.36
      Second quarter.........................................   13.500    11.625       .36
      Third quarter..........................................   14.500    11.375       .36
      Fourth quarter.........................................   11.875     9.500       .25
    1996
      First quarter..........................................   11.125     9.750       .25
      Second quarter.........................................   11.875    10.250       .25
      Third quarter..........................................   13.000    11.000       .25
      Fourth quarter.........................................   15.000    11.875       .25
    1997
      First quarter..........................................   15.250    12.750       .25
      Second quarter (through April 28, 1997)................   13.375    11.750

     The last reported sale price of the Common Stock on the NYSE as of a recent date is set forth on the cover page of this Prospectus Supplement. As of December 31, 1996, there were approximately 3,000 record holders of Common Stock. The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

     Future distributions by the Company will be at the discretion of the Board of Directors and will depend upon the actual FFO of the Company, its financial condition and results of operations, capital requirements, the annual distribution requirements under the REIT provisions of the Code, restrictions in debt instruments, applicable legal restrictions and such other factors as the Board of Directors deems relevant. In that regard, the Credit Facility currently provides that distributions to shareholders of the Company may not exceed 95% of FFO, but that the Company may make distributions necessary to preserve its qualifications as a REIT.

     In addition, certain provisions of the CGCL could limit the Company's ability to pay or prevent the Company from paying dividends on its Common Stock. See "Risk Factors -- Distributions to Shareholders" in the accompanying Prospectus. Consequently, the Board of Directors of the Company is proposing to reincorporate the Company in Maryland. See "Risk Factors -- Proposed Reincorporation" and "Description of Common Stock -- Proposed Reincorporation of the Company" in the accompanying Prospectus.

     One of the Company's financial objectives is to retain a greater portion of its FFO for investment in its portfolio and other general corporate purposes. In furtherance of this objective, the Company reduced the amount of its regular quarterly dividend from $.36 per share to $.25 per share, commencing in the fourth quarter of 1995, which contributed to the increase in retained FFO shown in the following table.

                                                    DIVIDENDS                DIVIDENDS
                                                    DECLARED                 DECLARED
                                                    ON COMMON             AS A PERCENTAGE    RETAINED
                                                      STOCK     FFO(1)        OF FFO          FFO(2)
                                                    ---------   -------   ---------------   -----------
                                                                  (DOLLARS IN THOUSANDS)
Year ended December 31, 1995......................   $22,564    $19,914         113%          $    --
Year ended December 31, 1996......................    17,113     20,466          84             3,353

---------------
(1) See footnote (2) to "Prospectus Supplement Summary -- Summary Financial and Other Data" for a definition of FFO.

(2) Retained FFO is calculated by subtracting dividends declared on Common Stock from FFO. For the year ended December 31, 1995, dividends declared on Common Stock exceeded FFO by $2,650,000.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of December 31, 1996 and on a pro forma basis as if the Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," certain Recent Acquisitions and certain other transactions described in the Company's pro forma condensed consolidated financial statements and notes thereto included elsewhere herein had been completed on December 31, 1996. The following pro forma data does not purport to be indicative of the actual capitalization that would have occurred had the transactions and events reflected therein in fact occurred on the date specified. The capitalization table should be read in conjunction with "Pro Forma Condensed Consolidated Financial Statements" and the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's historical consolidated financial statements and notes thereto, and the financial statements of the Downey Portfolio and the BRE Portfolio included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                          AS OF DECEMBER 31,
                                                                                 1996
                                                                        ----------------------
                                                                         ACTUAL      PRO FORMA
                                                                        --------     ---------
                                                                        (DOLLARS IN THOUSANDS)
Debt:
  Mortgage loans......................................................  $105,552     $ 139,932(1)
  Credit Facility.....................................................    72,900        89,857(2)
                                                                        --------      --------
Total debt............................................................   178,452(3)    229,789(3)
                                                                        --------      --------
Minority interest.....................................................       434           455
                                                                        --------      --------
Stockholders' equity:
  Preferred Stock, no par value; 5,000,000 shares authorized, no shares issued or outstanding
  Common Stock, no par value; 40,000,000 shares authorized; 17,096,452
     and 22,596,452, respectively, issued and outstanding(4)..........   262,340       326,028
  Dividends paid in excess of net income..............................   (88,615)      (88,615)
                                                                        --------      --------
          Total stockholders' equity..................................   173,725       237,413
                                                                        --------      --------
          Total capitalization........................................  $352,611(3)  $ 467,657(3)
                                                                        ========      ========

---------------
(1) The following summarizes the pro forma adjustments to mortgage loans (dollars in thousands):

Balance at December 31, 1996.....................................................   $105,552
Add:   Additional borrowings incurred subsequent to December 31, 1996 in
       connection with Recent Acquisitions.......................................     34,380
                                                                                    --------
           Total.................................................................   $139,932
                                                                                    ========

(2) The following summarizes the pro forma adjustments to the Company's Credit Facility, including the Bridge Financing (dollars in thousands):

Balance at December 31, 1996.....................................................   $ 72,900
Add:   Additional borrowings incurred subsequent to December 31, 1996 in
       connection with Recent Acquisitions.......................................    103,035
Less:  Estimated net proceeds from the Offering..................................    (63,688)
Less:  Proceeds from joint venture financings....................................    (22,390)
                                                                                    --------
           Total.................................................................   $ 89,857
                                                                                    ========

(3) Includes $17,275,000 of debt maturing in one year.
(4) Excludes 43,373 shares of Common Stock that may be issuable upon exchange of outstanding limited partnership units issued in connection with the acquisition of five Properties, including one of the Martin Projects. Up to 1,870,000 additional shares of Common Stock may become issuable upon exchange of limited partnership units that may be issued in connection with the development of the five remaining Martin Projects. See "Related Party Transactions." Also excludes 1,800,000 shares reserved for issuance upon the exercise of options under the Company's stock option plan, under which options to acquire 1,522,187 shares are currently outstanding.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The Company's selected consolidated financial and other data set forth below (other than data regarding GLA, number of properties, occupancy rate and total market equity) has been derived from the consolidated financial statements of the Company which have been audited by Deloitte & Touche LLP, independent auditors. The selected consolidated financial and other data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                  YEAR ENDED DECEMBER 31,
                                                ------------------------------------------------------------
                                                  1996         1995         1994         1993         1992
                                                --------     --------     --------     --------     --------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA
Rents.......................................    $ 46,864     $ 48,188     $ 51,026     $ 40,410     $ 26,738
Interest....................................         450          481          361          769        1,287
                                                --------     --------     --------     --------     --------
    Total Revenues..........................      47,314       48,669       51,387       41,179       28,025
                                                --------     --------     --------     --------     --------
Interest....................................      10,744       11,960       11,582       10,483       11,208
Rental Operating Costs......................      12,603       12,067       12,181        9,192        6,352
Provision for Bad Debt......................         410          972          302          373          727
General and Administrative..................       2,415        3,084        2,194        1,855        1,487
Depreciation and Amortization...............      11,250       13,117       11,964        9,430        7,193
Impairments/Writedowns of Assets............                   22,420
                                                --------     --------     --------     --------     --------
    Total Costs and Expenses................      37,422       63,620       38,223       31,333       26,967
                                                --------     --------     --------     --------     --------
Income (Loss) from Operations Before Gain on
  Sales of Real Estate, Distribution to
  Minority Interest Holders and
  Extraordinary Item........................       9,892      (14,951)      13,164        9,846        1,058
Gain on Sales of Real Estate................       2,298        2,233
Distribution to Minority Interest Holders...         (35)
                                                --------     --------     --------     --------     --------
Income (Loss) Before Extraordinary Item.....      12,155      (12,718)      13,164        9,846        1,058
Extraordinary Loss From Early Extinguishment
  of Debt...................................        (884)
                                                --------     --------     --------     --------     --------
Net Income (Loss)...........................    $ 11,271     $(12,718)    $ 13,164     $  9,846     $  1,058
                                                ========     ========     ========     ========     ========
Per Share Data:
Weighted Average Shares Outstanding.........  17,084,498   17,016,354   15,731,552   12,767,606    8,292,030
Income (Loss) Before Extraordinary Item.....    $   0.71     $  (0.75)    $   0.84     $   0.77     $   0.13
Net Income (Loss)...........................        0.66        (0.75)        0.84         0.77         0.13
Cash Dividends..............................        1.00         1.33        1.415         1.39         1.36
OTHER DATA
Funds From Operations(1)....................      20,466       19,914       24,259       18,597        7,461
EBIDA(2)....................................      31,851       32,546       36,710       29,759       19,459
Ratio of FFO Before Interest Expense to
  Interest Expense(3).......................        2.90x        2.67x        3.09x        2.77x        1.67x
Total Square Footage of GLA of Properties at
  End of Period.............................   2,945,206    3,242,087    3,153,012    3,130,436    2,302,296
Number of Properties at End of Period.......          23(4)        23           24           24           22
Occupancy Rate at End of Period(5)..........          87%          94%          95%          96%          95%

                                                                     AS OF DECEMBER 31,
                                                ------------------------------------------------------------
                                                  1996         1995         1994         1993         1992
                                                --------     --------     --------     --------     --------
                                                                   (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA
Real Estate (Before Accumulated
  Depreciation).............................    $389,634     $367,088     $387,959     $383,863     $271,753
Total Assets................................     356,195      327,770      358,022      360,262      259,790
Total Indebtedness..........................     178,452      142,806      141,499      162,607      159,252
Minority Interest...........................         434          434
Total Stockholders' Equity..................     173,725      179,160      212,771      193,089       93,879
Total Market Equity(6)......................     256,447      164,496      215,542      256,729      140,302

---------------
(1) See footnote (2) to "Prospectus Supplement Summary -- Summary Financial and Other Data" for a definition of FFO.
(2) See footnote (3) to "Prospectus Supplement Summary -- Summary Financial and Other Data" for a definition of EBIDA.
(3) The numerator used in calculating the ratio of FFO before interest expense to interest expense is the sum of FFO plus interest expense. The Company believes that in addition to the ratio of earnings to fixed charges set forth in the accompanying Prospectus, this ratio provides a useful measure of a REIT's ability to service its debt because of the exclusion of non-cash items such as depreciation and amortization from the definition of FFO. This ratio differs from a GAAP-based ratio of earnings to fixed charges and should not be considered as an alternative to that ratio.
(4) Includes interests in three properties under development as of December 31, 1996. Excludes Village Station. See "Recent Events -- Other Events."
(5) Reflects occupancy rate for Company-owned portion of the Properties only.
(6) Total market equity is presented as of the end of the period and is calculated as the product of (i) the total number of shares of Common Stock outstanding multiplied by (ii) the closing price of the Common Stock on the NYSE on the last day of the period.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited pro forma condensed consolidated statement of income gives effect to the following transactions as if they had occurred on January 1, 1996; (i) the acquisition of Ladera (which occurred in July 1996),
(ii) the acquisition of Margarita (which occurred in December 1996) and the consummation of the other Recent Acquisitions (which were completed after December 31, 1996), (iii) the redemption of the Convertible Debentures (which occurred in 1996), (iv) the consummation of the Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," (v) the sale of interests in five properties (which occurred in 1996) and the application of the proceeds therefrom to repay indebtedness, and (vi) the sale of a 75% joint venture interest in each of Ladera and Margarita (one such sale having occurred in February 1997, while the other such sale is pending) and the application of the estimated proceeds therefrom to repay indebtedness. The accompanying unaudited pro forma condensed consolidated balance sheet gives effect to the following transactions as if they had occurred on December 31, 1996: (i) the acquisition of Foothill Plaza ("Foothill"), the Downey Portfolio, Crenshaw Imperial Plaza ("Crenshaw") and the BRE Portfolio, which acquisitions were completed after December 31, 1996, (ii) the consummation of the Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," and (iii) the sale of a 75% joint venture interest in each of Ladera and Margarita and the application of the estimated proceeds therefrom to repay indebtedness.

     These pro forma condensed consolidated financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and notes thereto of the Company, and the financial statements of the Downey Portfolio and the BRE Portfolio included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

     The pro forma condensed consolidated financial statements are unaudited and are subject to a number of estimates, assumptions and other uncertainties, and do not purport to be indicative of the actual financial position or results of operations that would have occurred had the transactions and events reflected therein in fact occurred on the dates specified, nor do such financial statements purport to be indicative of the results of operations or financial condition that may be achieved in the future. In particular, although the Company believes that it is probable that the pending sale of a 75% joint venture interest in Ladera will be consummated, there can be no assurance in that regard. Moreover, the historical financial information for Margarita, Foothill and Crenshaw, three of the Recent Acquisitions, which was used in preparing the pro forma condensed consolidated statement of income was provided by the prior owners of those properties and there can be no assurance as to its accuracy. In addition, because Ladera was acquired by the Company in July 1996, the historical financial information for Ladera which was used in preparing the pro forma condensed consolidated statement of income was prepared by annualizing Ladera's results of operations for the five months ended December 31, 1996 and therefore does not represent Ladera's actual historical results of operations for the year ended December 31, 1996.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                            AS OF DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                                  RECENT                       JOINT VENTURE
                                              HISTORICAL(1)   ACQUISITIONS(2)   OFFERING(3)    FINANCINGS(4)     PRO FORMA
                                              -------------   ---------------   -----------   ----------------   ----------
ASSETS
Real Estate.................................    $ 389,634        $ 137,182       $      --        $(29,854)       $496,962
Less Accumulated Depreciation...............      (48,978)                                                         (48,978)
                                                 --------          -------        --------        --------        --------
Real Estate - Net...........................      340,656          137,182              --         (29,854)        447,984
Investment in Unconsolidated Subsidiaries...                                                         7,464           7,464
Cash and Cash Equivalents...................        4,095                                                            4,095
Receivables - Net...........................        4,860                                                            4,860
Other Assets................................        6,584              254                                           6,838
                                                 --------          -------        --------        --------        --------
    Total...................................    $ 356,195        $ 137,436       $      --        $(22,390)       $471,241
                                                 ========          =======        ========        ========        ========

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Accounts Payable and Other..................    $   2,655        $      --       $      --              --        $  2,655
Tenant Security Deposits....................          929                                                              929
Notes Payable...............................      105,552           34,380                                         139,932
Credit Facility.............................       72,900          103,035         (63,688)        (22,390)         89,857
                                                 --------          -------        --------        --------        --------
    Total Liabilities.......................      182,036          137,415         (63,688)        (22,390)        233,373
                                                 --------          -------        --------        --------        --------
Minority Interest...........................          434               21              --              --             455
                                                 --------          -------        --------        --------        --------
STOCKHOLDERS' EQUITY:
Common Stock................................      262,340                           63,688                         326,028
Distributions Paid in Excess of Net
  Income....................................      (88,615)                                                         (88,615)
                                                 --------          -------        --------        --------        --------
    Total Stockholders' Equity..............      173,725               --          63,688              --         237,413
                                                 --------          -------        --------        --------        --------
    Total...................................    $ 356,195        $ 137,436       $      --        $(22,390)       $471,241
                                                 ========          =======        ========        ========        ========

---------------
(1) Reflects the historical condensed consolidated balance sheet of the Company as of December 31, 1996.
(2) Reflects the acquisitions of Foothill, the Downey Portfolio, Crenshaw and the BRE Portfolio, which were acquired by the Company after December 31, 1996, for an aggregate investment of approximately $137,182,000. The acquisitions were funded with the assumption of $8,980,000 of mortgage loans and a new $25,400,000 mortgage loan, with the remaining funds provided by borrowings under the Company's Credit Facility, including the Bridge Financing. Margarita was acquired by the Company on December 31, 1996 and is included in the Historical column.
(3) Reflects the estimated net proceeds from the Offering and the application of such estimated net proceeds as described under "Use of Proceeds."
(4) Reflects the Company's sale of a 75% interest in each of Ladera and Margarita for approximately $22,390,000 and the use of the estimated proceeds therefrom to repay borrowings under the Company's Credit Facility.

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                               REDEMPTION OF
                                                  RECENT        CONVERTIBLE                REAL ESTATE  JOINT VENTURE
                               HISTORICAL(1)  ACQUISITIONS(2)  DEBENTURES(3)  OFFERING(4)   SALES(5)    FINANCINGS(6)  PRO FORMA
                               -------------  ---------------  -------------  -----------  -----------  -------------  ----------
REVENUES:
Rents.........................  $    46,864       $22,518          $  --        $    --      $(4,417)      $(4,377)    $  60,588
Interest......................          450            11                                                      (19)          442
                                -----------       -------          -----        -------     --------       -------       -------
    Total Revenues............       47,314        22,529             --             --       (4,417)       (4,396)       61,030
                                -----------       -------          -----        -------     --------       -------       -------
COSTS AND EXPENSES:
Interest......................       10,744        12,036           (288)        (4,700)      (1,329)      $(1,652)       14,811
Rental Operating Costs........       12,603         6,325                                     (1,038)       (1,250)       16,640
Provision for Bad Debt........          410                                                                                  410
General and Administrative....        2,415                                                                                2,415
Depreciation and
  Amortization................       11,250         3,570                                       (425)         (664)       13,731
                                -----------       -------          -----        -------     --------       -------       -------
    Total Costs and
      Expenses................       37,422        21,931           (288)        (4,700)      (2,792)       (3,566)       48,007
                                -----------       -------          -----        -------     --------       -------       -------
Income From Operations Before
  Gain on Sales of Real
  Estate, Distribution to
  Minority Interest Holders,
  Income From Unconsolidated
  Subsidiaries and
  Extraordinary Item..........        9,892           598            288          4,700       (1,625)         (830)       13,023
Gain on Sales of Real
  Estate......................        2,298                                                                                2,298
Distribution to Minority
  Interest Holders............          (35)           (2)                                                                   (37)
Income from Unconsolidated
  Subsidiaries................                                                                                 654           654
                                -----------       -------          -----        -------     --------       -------       -------
Net Income Before
  Extraordinary Item..........  $    12,155       $   596          $ 288        $ 4,700      $(1,625)      $  (176)    $  15,938
                                ===========       =======          =====        =======     ========       =======       =======
Net Income Per Share Before
  Extraordinary Item..........  $      0.71                                                                            $    0.71
Weighted Average Number of
  Shares Outstanding..........   17,084,498                                                                           22,584,498

---------------
(1) Reflects the historical condensed consolidated statement of income of the Company for the year ended December 31, 1996, excluding extraordinary items.
(2) Reflects (i) the acquisition of Ladera (which occurred in July 1996) and
    (ii) the acquisition of Margarita (which occurred in December 1996) and the consummation of the other Recent Acquisitions (which were completed after December 31, 1996), as if such transactions had occurred on January 1, 1996. The acquisitions were funded with the assumption of $3,693,000 and $5,287,000 of mortgage indebtedness bearing interest at 9.75% and 8.8% per annum, respectively, and a new $25,400,000 mortgage loan bearing interest at 7.98% per annum, with the remaining funds provided by borrowings under the Company's Credit Facility at an assumed rate of 7.38% per annum (the weighted average interest rate on the Company's Credit Facility at April 1,
    1997). Estimated depreciation and amortization expense is based upon the Company's investment in such properties using asset lives of 30 years.
(3) Reflects the redemption of $25,700,000 aggregate principal amount of the Convertible Debentures, plus payment of accrued interest thereon, using borrowings of $26,000,000 under the Company's Credit Facility based on an assumed interest rate of 7.38% per annum.
(4) Reflects the application of the estimated net proceeds from the Offering to repay borrowings under the Credit Facility (assuming an interest rate of 7.38% per annum on such borrowings).
(5) Reflects the elimination of the operations of the Company's interest in five properties sold during 1996, and the application of the proceeds therefrom to repay indebtedness under the Credit Facility (assuming an interest rate of 7.38%), as if such transactions had occurred on January 1, 1996.
(6) Reflects the Company's sale of a 75% joint venture interest in each of Ladera and Margarita, and the application of the estimated proceeds therefrom to repay indebtedness under the Credit Facility (assuming an interest rate of 7.38%), as if such transactions had occurred on January 1, 1996. The joint venture interest in Margarita was sold during the first quarter of 1997, while the sale of the joint venture interest in Ladera is pending.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Historical results and percentage relationships set forth in the consolidated statements of income contained in the Company's consolidated financial statements, including trends which might appear, should not be taken as indicative of future operations.

     The Company's strategic focus is the development, acquisition, rehabilitation, and operation of retail shopping centers on the West Coast. At December 31, 1996, the Company owned interests in 21 retail shopping centers, all located in California, 16 of which were fully operational, one of which was operating but undergoing renovation and expansion, and four of which were in various stages of development. At December 31, 1996, the Company also owned four office/industrial properties located in Southern California, which are considered non-strategic.

     As part of its ongoing business, the Company regularly engages in discussions with public and private real estate entities regarding possible portfolio or asset acquisitions or business combinations.

RESULTS OF OPERATIONS

     Comparison of 1996 to 1995. In the fourth quarter of 1995, the Company announced that its Board of Directors had approved a plan to dispose of a portion of the Company's non-strategic properties and to redeploy the proceeds from disposition into retail properties. As a result of the decision to dispose of these properties, the Company took a one-time non-cash charge of $21,373,000 in 1995 to write those assets down to their fair market value. During 1996, all five of the written-down properties were sold, resulting in a net gain on sale of $2,298,000. In 1995, the Company took additional one-time charges of $1,047,000 to write down goodwill, outdated computer equipment and a discontinued investment in a real estate advisor, and $2,500,000 related to the implementation of the Company's new strategic plan. There were no additional charges related to the implementation of the plan taken in 1996. The $2,500,000 charge included a non-cash reduction in revenues of $1,278,000, primarily as a result of a change in the formula used to estimate common area maintenance reimbursements and percentage rents, and $975,000 in one-time general and administrative expenses related to the transition to the new management team, studies by new management of various organizational and operating policies of the Company, and organizational and strategic changes resulting from those studies, including the internalization of property management and the installation of a new property management operating system.

     Including these charges, net income increased $23,989,000 from a net loss of $12,718,000 in 1995 to net income of $11,271,000 in 1996. If the one-time charges in 1995 were excluded, net income before gain on sales of real estate, minority interest, and extraordinary item would have decreased $77,000 from $9,969,000 in 1995 to $9,892,000 in 1996. This decrease was net of several effects, but, as discussed in the following paragraphs, was primarily attributable to the expiration of the McDonnell Douglas lease and the subsequent sale of the building in June of 1996, the sale of the Beverly Garland Hotel in December of 1995, lower rents received on the Anacomp Building following the renegotiation of the Anacomp lease during the first quarter of 1996, and higher expenses related to the opening of regional offices in Los Angeles and San Francisco.

     Revenues decreased $1,355,000 to $47,314,000 in 1996 from $48,669,000 in
1995. Excluding the one-time charges in 1995, the decrease was $2,633,000 from $49,947,000 in 1995 to $47,314,000 in 1996. This decrease is primarily attributable to the sales of the McDonnell Douglas Building and the Beverly Garland Hotel and the renegotiation of the Anacomp lease.

     Rental operating expense increased $536,000 to $12,603,000 in 1996 from $12,067,000 in 1995. This increase is primarily attributable to the addition of new properties, the expense associated with carrying the vacancy in the Anacomp Building, and the opening of offices in Los Angeles and San Francisco.

     The provision for bad debt decreased $562,000 to $410,000 in 1996 from $972,000 in 1995. This decrease is primarily attributable to fewer credit problems amongst smaller tenants.

     Interest expense decreased $1,216,000 to $10,744,000 in 1996 from $11,960,000 in 1995. This decrease is primarily attributable to a lower short-term interest rate environment in 1996 and slightly lower average outstanding borrowings under the Company's lines of credit.

     Depreciation and amortization expense decreased $1,867,000 to $11,250,000 in 1996 from $13,117,000 in 1995. This decrease reflects the elimination of depreciation and amortization charges on the properties sold in 1995 and 1996.

     General and administrative expenses decreased $669,000 to $2,415,000 in 1996 from $3,084,000 in 1995. Exclusive of the one-time charges in 1995, general and administrative expenses would have increased $306,000 in 1996. This increase reflects the costs associated with the opening of offices in Los Angeles and San Francisco as well as other increases commensurate with the increasing level of operations in the Company.

     In June 1996, the Company disposed of the McDonnell Douglas Building. Proceeds from the disposition totaled $9,301,000, resulting in a gain of $9,000. In July 1996, the Company disposed of the Fireman's Fund and Highlands Plaza buildings. Proceeds from the dispositions totaled $22,701,000, resulting in a gain of $291,000. In September 1996, the Company disposed of its 11.85% interest in the building in which its corporate headquarters are located. Proceeds from the disposition totaled $1,939,000, resulting in a gain of $1,981,000. In October 1996, the Company disposed of the Miramar Business Center. Proceeds from the disposition totaled $6,934,000, resulting in a gain of $17,000. Proceeds from these sales were used to reduce outstanding borrowings under the Company's lines of credit.

     In November 1996, the Company redeemed all of its outstanding 8- 1/2% Convertible Debentures due 2002, which aggregated $25,700,000 in principal amount, incurring an extraordinary loss from the early extinguishment of debt of $884,000.

     The Company considers Funds From Operations ("FFO") to be a relevant supplemental measure of the performance of an equity REIT since such measure does not recognize depreciation and certain amortization expenses as operating expenses. Management believes that reductions for these charges are not meaningful in evaluating income-producing real estate, which historically has not depreciated. FFO means net income (loss) (computed in accordance with generally accepted accounting principles), before gains (or losses) from debt restructuring and sales of property, plus depreciation of real property. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

     During 1996, the Company reported that FFO increased $552,000 to $20,466,000 in 1996 from $19,914,000 in 1995. If the one-time charges in 1995 were excluded, the Company would have reported a decrease in FFO in 1996 of $1,948,000. This decrease was net of several effects, but was primarily attributable to the expiration of the McDonnell Douglas lease and the subsequent sale of the building in June of 1996, the sale of the Beverly Garland Hotel in December of 1995, lower rents received on the Anacomp Building following the renegotiation of the Anacomp lease during the first quarter of 1996, and higher expenses related to the opening of regional offices in Los Angeles and San Francisco.

     Comparison of 1995 to 1994. Including the one-time charges in 1995, net income decreased $25,882,000 from net income of $13,164,000 in 1994 to a net loss of $12,718,000 in 1995. If these one-time charges in 1995 were excluded, the Company would have reported net income before gain on sales of real estate of $9,969,000 in 1995 as compared to $13,164,000 in 1994. This decrease was primarily attributable to increases in interest expense, provision for bad debt, and depreciation and amortization, the sale of A-Storage in June 1995, and the changes in the formula used to estimate common area maintenance reimbursements and percentage rents. The principal reasons for this decrease are discussed in the following paragraphs.

     Revenues decreased $2,718,000 to $48,669,000 in 1995 from $51,387,000 in
1994. This decrease is primarily due to the changes in estimation techniques previously mentioned, recognition in 1994 of certain

1993 tenant percentage rents that were not estimatable at the end of 1993, and a decrease in other percentage rents and sale of the A-Storage facility in 1995.

     Rental operating expenses decreased $114,000 to $12,067,000 in 1995 from $12,181,000 in 1994. The decrease is primarily due to the sale of A-Storage.

     The provision for bad debt increased $670,000 to $972,000 in 1995 from $302,000 in 1994. This increase is primarily attributable to higher than normal credit problems amongst smaller tenants and a decision by the Company to increase the general provision for bad debt by $150,000.

     Interest expense increased $378,000 to $11,960,000 in 1995 from $11,582,000 in 1994. The increase is primarily attributable to a higher short-term interest rate environment for much of 1995 and slightly higher average outstanding borrowings under the Company's lines of credit.

     Depreciation and amortization expense increased $1,153,000 to $13,117,000 in 1995 from $11,964,000 in 1994. The increase reflects additional depreciation expense for rehabilitations of existing properties during 1994 and 1995.

     General and administrative expenses increased $890,000 to $3,084,000 in 1995 from $2,194,000 in 1994. The increase reflects the previously mentioned one-time charges.

     In July 1995, the Company disposed of its A-Storage facility. Proceeds from the disposition totaled $2,619,000, resulting in a gain of $1,428,000. In December 1995, the Company sold its interest in Beverly Garland Hotel. Proceeds from the sale totaled $10,000,000 resulting in a gain of $805,000. Proceeds from these sales were used to reduce outstanding borrowings under the Company's lines of credit.

     During 1995, the Company reported that FFO decreased $4,542,000 to $20,586,000 from $25,128,000 in 1994. The principal reasons for this decrease include increases in interest expense and the provisions for bad debt, the sale of the A-Storage facility, changes in accounting estimation techniques, and a decrease in tenant percentage rents. If the one-time charges were excluded, the Company would have reported FFO of $23,086,000 in 1995, a decrease of $2,042,000 from 1994.

LIQUIDITY AND CAPITAL RESOURCES

     The Company anticipates that cash flow from operating activities will continue to provide adequate capital for required payments on notes payable, recurring tenant improvements, and dividend payments in accordance with REIT requirements through the end of 1997. However, the Company will require additional sources of capital to finance the acquisition and development of additional properties. Sources of this additional capital may include borrowings under credit facilities and mortgage indebtedness, proceeds from sales of non-strategic assets, the sale of interests in certain properties to third parties and, to the extent market conditions permit, the issuance of debt or equity securities. However, there can be no assurances that capital necessary to finance future acquisitions and developments will be available on acceptable terms or at all.

     The Company satisfied its REIT requirement under the Code of distributing at least 95% of ordinary taxable income with distributions to shareholders of $17,113,000 in 1996. Accordingly, Federal income taxes were not incurred at the corporate level.

     In November 1996, the Company entered into a new $135,000,000 credit facility (the "Credit Facility") with Nomura Asset Capital Corporation, replacing a $50,000,000 credit facility with Bank of America. Of the total amount, $90,000,000 is secured by mortgages on six of the Company's Properties and $45,000,000 is unsecured. At December 31, 1996, borrowings of approximately $72,900,000 were outstanding under the Credit Facility, of which $35,525,000 and $37,375,000 were outstanding under the secured and unsecured portions of the Credit Facility, respectively. Borrowings under the secured and unsecured portions of the Credit Facility bear interest at rates of LIBOR (London Interbank Offer Rate) plus 1.65% or LIBOR plus 1.85% (subsequently reduced to 1.75%), respectively. The Credit Facility is scheduled to mature in November 1998, with a one year extension option available.

     In November 1996, the Company redeemed all of its remaining outstanding 8-1/2% Convertible Debentures due 2002, which aggregated $25,700,000 in principal, using proceeds from its Credit Facility.

     At December 31, 1996, the Company had $15,275,000 outstanding under a $28,800,000 construction loan agreement with Comerica Bank, secured by one of the Company's development properties. The remaining availability of $13,525,000 is expected to be used to fund the completion of a 250,000 square foot retail shopping center in Richmond, California. Borrowings under this loan bear interest at the bank's eurodollar base rate plus 2.50% or at its prime rate. The loan is scheduled to mature in November 1997, and the Company has the right to extend for an additional year.

     At December 31, 1996, the Company's capitalization consisted of $178,452,000 of debt and $256,447,000 of market equity (market equity is defined as shares of Common Stock outstanding multiplied by the closing price on the NYSE, which was $15.00 at December 31, 1996) resulting in a debt to total market capitalization ratio of .41 to 1.0. At December 31, 1996, the Company's total debt consisted of $121,977,000 of variable rate debt and $56,475,000 of fixed rate debt. The weighted average rates of interest on the variable and fixed rate debt were 7.55% and 8.96%, respectively, at December 31, 1996.

     It is management's intention that the Company have access to the capital resources necessary to expand and develop its business. Accordingly, the Company may seek to obtain funds through additional borrowings and public offerings and private placements of debt and equity securities, although there can be no assurance that additional capital will be available on acceptable terms or at all. The Company has on file with the Securities and Exchange Commission a $200 million shelf registration statement on Form S-3. This registration statement was filed for the purpose of issuing either common stock or convertible debentures. The Common Stock offered hereby will be the first securities issued under such registration statement.

OPERATING ACTIVITIES

     Cash flow provided by operating activities was $17,521,000, $24,078,000, and $19,825,000 for 1996, 1995 and 1994, respectively. Cash provided by operating activities decreased in 1996 compared to the prior years for a variety of reasons, including decreased revenues and costs associated with the new Credit Facility.

INVESTING ACTIVITIES

     Cash flow used (provided) by investing activities was $33,399,000, ($2,519,000) and $5,138,000 for 1996, 1995 and 1994, respectively. The substantial increase in 1996 compared to prior years resulted from increased acquisition and development activity.

FINANCING ACTIVITIES

     Cash flow provided (used) by financing activities was $18,430,000, ($26,718,000), and ($13,923,000) in 1996, 1995 and 1994, respectively. Net borrowings from credit facilities and notes payable increased to $61,346,000 in 1996 from net repayments of $5,825,000 in 1995, while distributions paid in 1996 decreased to $17,113,000 from $22,564,000 in 1995. A portion of these borrowings during 1996 were used by the Company to redeem its remaining outstanding 8-1/2% Convertible Debentures due 2002, totaling $26,000,000 in principal and interest. In 1994, cash flow used by financing activities included a net repayment on credit facilities of $3,100,000 and distributions of $22,723,000, partially offset by proceeds from the issuance of stock of $13,254,000.

EFFECTS OF INFLATION

     Substantially all of the Company's leases contain provisions designed to mitigate the adverse impact of inflation. Such provisions include clauses enabling the Company to receive percentage rentals based on tenants' gross sales, which generally increase as prices rise, and/or escalation clauses, which generally increase rental rates during the terms of the leases. Such escalation clauses are often related to increases in the consumer price index or similar inflation indices. Most of the Company's leases require the tenant to pay its share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing the Company's exposure to increases in these operating expenses resulting from inflation to the extent that its Properties are occupied. The Company periodically evaluates its exposure to short-term interest rates and may, from time to time, enter into interest rate protection agreements which mitigate, but do not eliminate, the effect of changes in interest rates on its floating-rate loans.

CERTAIN FACTORS THAT COULD AFFECT FUTURE RESULTS

     Management's discussion and analysis of financial condition and results of operations contains (as do other portions of this Prospectus Supplement) certain forward-looking statements that are subject to risk and uncertainty. Reference is made to "Risk Factors" in the accompanying Prospectus for a discussion of certain factors that might cause actual results to differ materially from those set forth in the forward-looking statements.

                                  THE COMPANY

     Burnham Pacific Properties, Inc. is a fully-integrated, self-managed real estate operating company which acquires, rehabilitates, develops and manages retail properties on the West Coast. The Company was incorporated in 1986 as the successor to a publicly-traded real estate limited partnership which was organized in San Diego in 1963. The Company has elected to qualify as a REIT for federal income tax purposes. Prior to 1996, the Company operated as a multi-asset class REIT, with the substantial majority of its assets located in San Diego County. As described below, the Company has undergone an extensive reorganization beginning in late 1995. See " -- The Martin Transactions" and
" -- Repositioning."

     As of April 7, 1997, the Company owned interests in 25 retail properties and in four retail projects in various stages of development, all located in California. Ten of the Company's retail Properties were acquired on or after December 31, 1996. The Company also owns four office and industrial Properties located in Southern California, which it considers non-strategic and which may be sold as suitable opportunities arise. Assuming the completion of those development properties presently under construction, the Company will own interests in 28 retail properties with 4,400,037 square feet of Company-owned GLA.

     The Company's executive offices are located at 610 West Ash Street, Suite 1600, San Diego, California 92112 and its telephone number is (619) 652-4700.

THE MARTIN TRANSACTIONS

     In early 1995, the Company began an extensive reorganization designed to concentrate its future efforts on retail properties. This reorganization had several goals: (i) attracting leadership with skills to expand the Company, including development and redevelopment experience; (ii) broadening the Company's presence in several metropolitan California markets; and (iii) enhancing the Company's ability to attract capital. Additionally, the Company was seeking an attractive portfolio of retail properties to expand and diversify the Company's investments and enhance its retail orientation. In October 1995, the Company succeeded to the shopping center operations of The Martin Group by consummating the "Martin Transactions." As part of the Martin Transactions, J. David Martin was appointed as the Company's Chief Executive Officer and President and a member of the Company's Board of Directors. The Company simultaneously appointed Daniel B. Platt, formerly Group Executive Vice President of the Real Estate Industries Group of Bank of America, as its Chief Financial Officer and Chief Administrative Officer, and James M. Kessler, formerly Managing Director of retail operations for The Martin Group, as an Executive Vice President. Concurrently with these appointments, the Company acquired interests in the Martin Projects from Mr. Martin and other affiliates of The Martin Group. The Martin Projects in which the Company has an interest consist of the following:

     - Richmond City Center, a 76,692 square foot Market/Drug center located in Richmond, which was completed in 1995.

     - Gateway Retail Center, a 185,949 square foot Market/Drug center located in Marin County, which was recently substantially completed. See "Recent Events -- Rehabilitation and Redevelopment."

     - Hilltop Plaza, an approximately 251,366 square foot Promotional center located in Richmond, the first phase of which is now complete and the second phase of which is scheduled to be completed in mid-1998. See "Recent Events -- Rehabilitation and Development."

     - 1000 Van Ness, an approximately 131,500 square foot Entertainment center located in downtown San Francisco, which is currently under construction and expected to be completed in mid-1998. See "Recent
       Events -- Rehabilitation and Development."

     - Downtown Pleasant Hill, an approximately 360,000 square foot Promotional and Entertainment center located in Pleasant Hill, on which the Company currently plans to begin construction by year end 1997. See "Recent Events -- Rehabilitation and Development."

     - Gateway 101, a potential 125,000 square foot Promotional retail project proposed to be constructed in East Palo Alto. The Company is currently negotiating with the City of East Palo Alto for development rights to this project.

     For additional information regarding the Martin Transactions, see "Related Party Transactions."

REPOSITIONING

     Immediately following its appointment on October 1, 1995, the Company's new management initiated a thorough review of the Company's properties, markets, growth prospects, and property management and financial practices. It also sponsored reviews of the Company's legal and accounting policies by its outside counsel and independent auditors, respectively. As a result of these reviews, new management developed a business plan for repositioning the Company which was approved by its Board of Directors in November 1995. The principal features of this plan are as follows:

     Increased Financial Flexibility. In November 1995, the Company's Board of Directors determined that it should establish a more conservative dividend payout ratio and reduce its dividend. Accordingly, the Board reduced the previous $.36 per share quarterly distribution to $.25 per share in the fourth quarter of 1995, and has maintained the $.25 per share quarterly dividend rate since that time. See "Price Range of Common Stock and Distributions."

     In addition, the Company took a number of one-time charges in the fourth quarter of 1995, including a $21,373,000 non-cash charge to write down the non-strategic assets it had elected to dispose of to their then estimated fair market value; $1,047,000 to write down goodwill, outdated computer equipment and a discontinued investment in a real estate advisor; a $2,500,000 charge that included a non-cash reduction in revenues of $1,278,000 primarily as a result of a change in the formula used to estimate common area maintenance reimbursements and percentage rents; and $975,000 in one-time general and administrative expenses related to the Martin Transactions and the Company's repositioning. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company adopted a variety of financial strategies intended to allow it to accomplish its repositioning and lessen its reliance upon the public markets as a source of additional capital. These included establishing a conservative distribution payout ratio, redeployment of sales proceeds generated through property dispositions, use of joint ventures to help finance new acquisitions and developments, paying for acquisitions with Common Stock or securities (such as limited partnership units) which are convertible into or exchangeable for Common Stock and arranging for the new Credit Facility.

     Added Personnel and Capabilities. At the end of 1995, the Company internalized the management of the majority of its portfolio. Additionally, the Company has invested in a new property management information system that allows for more accurate control of property-level operating expenses and calculation of expenses reimbursable by tenants. In 1996, the Company appointed a director of leasing in San Diego and has recently added similar positions for its offices in Los Angeles and San Francisco.

     In anticipation of significant changes in and additions to its portfolio, the Company created a new acquisitions and dispositions group and added an experienced rehabilitation and development group. As a result of these changes, the Company is now a fully-integrated real estate operating company.

     Disposed of Non-Strategic Assets. The Company identified and wrote down to their then estimated fair market value five of its non-strategic Properties, all of which were sold in 1996. The properties consisted of two multi-tenant office buildings, one scientific research building, one industrial/unanchored retail project, and a minority interest in the building in which the Company's corporate headquarters are located. The net sales proceeds of $40.9 million were used to pay down indebtedness under the Company's former credit facilities.

     Enhanced Property Focus. The Company concluded that it should focus exclusively on acquiring, rehabilitating, developing and managing retail properties. Reasons for this focus include the Company's belief that these properties are favorably priced relative to certain other real estate assets, and that an imbalance exists between the number of these properties that could benefit from rehabilitation and the number of property owners who could successfully complete such rehabilitation, and the operational advantages of focusing management efforts on a single asset type.

     The following charts show the composition of the Company's portfolio by property type (i) as of October 1, 1995, the date of the appointment of new management, (ii) as of April 7, 1997, and (iii) on a pro forma basis as of April 7, 1997 as if the three Martin Projects currently under construction had been completed at that date.

                [% of Company-Owned GLA by Property Type Chart]

     Enhanced Geographic Diversity. The Company has also implemented a strategy of diversifying its holdings geographically within California. The acquisition and development of the Martin Projects gave the Company a significant presence in the San Francisco Bay Area, and its subsequent acquisitions, including the Recent Acquisitions, have provided further diversification.

     The following charts show the distribution of the Company's properties by region (i) as of October 1, 1995, the date of appointment of new management,
(ii) as of April 7, 1997, and (iii) on a pro forma basis as of April 7, 1997 as if the three Martin Projects currently under construction had been completed at that date.

                [% of Company-Owned Retail GLA by Region Chart]

     The Company has furthered its strategy of geographic diversification with the recent opening of a Portland, Oregon office with the intent of expanding into Oregon and Washington. The Company believes that general economic and real estate market conditions in those states present attractive opportunities for the Company's growth. See "The Properties and Markets -- Target Markets."

GROWTH STRATEGIES AND OPERATING APPROACH

     The Company's primary objective is to enhance the total return to its shareholders through sustainable increases in its FFO. Its strategies to meet this objective are:

     - acquiring additional retail properties at prices that it believes should produce attractive short-term and long-term returns and/or present the Company with the opportunity to add value through the application of its management and rehabilitation expertise;

     - rehabilitating the Company's Properties when it believes such rehabilitation can increase revenues, decrease the volatility of revenues, or increase the value of a Property;

     - developing new retail properties when it believes such development can produce short-term and long-term returns which compare favorably (on a risk-adjusted basis) to the initial and long-term returns that the Company could achieve on an acquisition of comparable quality;

     - enhancing cash flow from its Properties through its property management and leasing expertise; and

     - selectively disposing of assets and redeploying the sales proceeds.

     Acquisitions. The Company believes that opportunities continue to exist to purchase properties in its current and new markets at attractive prices and/or which can benefit from the Company's proactive property management and rehabilitation expertise.

     The Company has acquired retail properties with a total acquisition cost of approximately $146.8 million on or after December 31, 1996 with a weighted average historical yield of 10.11% for 1996 (based on acquisition costs and historical net operating income for 1996). The Company believes that its internal capabilities provide it with an opportunity to achieve yields higher than historical yields for these properties. There can be no assurance, however, that the Company will be able to do so. See "Recent Events -- Recent Acquisitions."

     As part of its ongoing business, the Company regularly engages in discussions with public and private real estate entities regarding possible single asset or portfolio acquisitions or business combinations.

     The Company is focused primarily upon the acquisition of properties which present it with an opportunity to apply its management and rehabilitation expertise. Such properties may have significant vacancies or may require substantial capital expenditures due to deferred maintenance, and may have space configurations which do not meet the current requirements of today's anchor tenants. The Company believes that many smaller investors in retail properties may not have the capital or expertise necessary to take on the challenges of such properties, and that many institutional investors do not have the higher level of internal resources that management and rehabilitation of these properties require. The Company's strategy therefore has the further advantage of differentiating itself from a number of other purchasers of retail properties, which the Company believes may reduce the competition that it faces in making acquisitions.

     The Company typically begins its acquisition process with a thorough examination of a property's trade area. This includes both an assessment of the competition that the property faces and a demographic analysis of the population trends in the area served by the property. Next, the Company calculates the property's projected cash flows through a detailed lease-by-lease analysis which considers such factors as the property's current rental rates as opposed to the Company's estimate of appropriate market rental rates for the property, current lease terms for the property, tenant sales trends, and historical tenant turnover. Using its integrated, team approach, the Company also involves its property management and rehabilitation teams in assessing acquisitions and identifying strategies for increasing their cash flow through retenanting, leasing and rehabilitations.

          Infill Locations. The Company has targeted for acquisition retail properties which in its opinion are in infill locations. The Company defines infill locations as those which are typified by significant population densities and low availability of land which could be developed into competitive retail properties. Such properties allow for a more precise analysis of their trade areas and competition than properties located in areas which are undergoing substantial real estate development.

          As a part of its focus on infill locations, the Company selectively targets acquisitions in urban areas. The Company believes that these areas present attractive opportunities because of the high population densities typical of urban areas and because they have historically been underserved by major retailers. Urban locations tend to require a higher level of attention to property management to create an inviting and safe atmosphere and community identification with the property. The Company believes such factors deter competitors with less experience in such areas from pursuing similar acquisition opportunities.

          Market Dominance. The Company also looks for properties that in its opinion are dominant within their immediate trade area. Attributes that contribute to market dominance include site attributes, such as high visibility, easy access, and proximity to heavily-traveled streets, good design and layout, well-known tenants that appeal to consumers, and a mix of goods and services available within the property which are not duplicated elsewhere within the trade area. The Company assesses the property's competitive position, paying particular attention to fundamental real estate issues such as layout, access and visibility, because it views its acquisitions primarily as investments in real estate, not in particular tenants.

     Rehabilitations and Development. The Company has a fully internalized development and rehabilitations group, with expertise in substantially all aspects of development and construction, including site selection, tenant marketing and leasing, land use entitlements, design, and construction contract administration.

     The Company seeks to apply its development expertise and add value to its portfolio by rehabilitating existing Properties, such as its Navajo Shopping Center in San Diego. See "Recent Events -- Rehabilitation and Development." The Company believes that its rehabilitation activities can increase revenues by creating additional leasable area, and can lead to higher tenant retention and occupancy due to the more attractive environment they create for tenants. The Company has identified additional Properties within its portfolio that it believes could benefit from its rehabilitation expertise.

     The Company believes that attractive development opportunities exist in its current and target markets due to, among other factors, the changing physical requirements of retail tenants and the emergence of new categories of retailers. The Company analyzes a potential development project's site characteristics in the same manner that it assesses acquisitions. It only pursues a development when the indicated initial and long term returns on such development compare favorably with the initial and long term returns on an acquisition of comparable quality, after taking account of the additional risk inherent in the development process. In most cases, the Company develops properties which it could not obtain through acquisition, because development allows the Company to create a property which is state-of-the-art, and meets current retailer requirements and preferences.

     The Company utilizes a variety of strategies to mitigate development risk. It seeks to strictly control its spending on development projects prior to receiving development entitlements. It attempts to purchase land for development only after it has received development entitlements, lease commitments from anchor tenants, and detailed construction cost estimates from a general contractor.

     The Company currently has under construction three development projects, which it anticipates will have a total cost at completion of $110.4 million. In addition, the Company has recently approved an additional development project with an anticipated total cost at completion of $60 million and on which it expects to begin construction by year end 1997. See "Recent
Events -- Rehabilitation and Developments."

     Property Management. As part of its repositioning, the Company has added considerably to the internal resources it has available to manage its portfolio. The Company believes that these changes will better enable it to improve the operating results of its existing retail portfolio. The Company believes that internalizing property management allows it to better monitor the performance of its portfolio and control expenses, and that internalizing leasing reduces expenditures on leasing commissions and fosters better relationships with tenants. The Company's regional offices in San Diego, Los Angeles, San Francisco and Portland allow it to be closer to its Properties and tenants in these areas and to more closely monitor local market conditions.

     The Company believes that its property management and leasing activities contributed to the 4.7% increase in its "same store" net operating income (4.0% if Village Station is included) for the retail Properties that the Company owned and continuously operated from 1995 to 1996.

     Dispositions. The Company considers dispositions an essential element of its overall growth strategy. It uses its financial systems to identify disposition opportunities for its assets, and, consistent with the restrictions imposed by the REIT rules under the Code, will periodically dispose of assets when it believes that they have reached a cyclical peak in value, or assets which it believes can produce net sales proceeds disproportionate to their ability to contribute to revenues. The Company also owns four office properties located in Southern California which it considers non-strategic and which may be sold as suitable opportunities arise. Proceeds generated by such sales typically will be redeployed into the acquisition of additional retail properties; pending application for such purpose, such proceeds may be used to reduce borrowings.

     In 1996, the Company sold five properties and used the $40.9 million net sales proceeds to pay down indebtedness under its former credit facilities.

                           THE PROPERTIES AND MARKETS

PROPERTIES

     The Company has targeted three types of retail properties: Market/Drug centers, Promotional centers and, to a lesser extent, Entertainment centers.

     The Company defines Market/Drug centers as those centers that serve a fairly localized trade area and that offer an assortment of goods and services, such as groceries and drugs, designed to meet the day-to-day needs of the average shopper. The Company believes that such centers are less susceptible to economic downturns because purchases from supermarkets and drug stores tend to be less discretionary in nature. The Company believes that supermarkets and drugstores are excellent anchor tenants because of the regular, recurring nature of the shopping trips they generate. Because many supermarket and drug chains continue to adjust the average size of their stores, many of these centers also lend themselves to the Company's rehabilitation strategy.

     The Company's targeted Promotional centers have multiple retailers as anchor tenants which typically offer convenience, a broad selection and low pricing on a fairly discrete category of retail merchandise, and limited amounts of non-anchor space. Such retailers are sometimes referred to as "category killers." In acquiring Promotional centers, the Company tends to avoid those centers anchored by "big box" tenants such as discount department stores and general merchandise retailers. The Company believes that the limited number of potential tenants in the 100,000 square foot and greater size range that these "big box" tenants typically occupy presents additional re-leasing risk should such a tenant vacate its premises. The Company believes that a much larger pool of tenants is available in the 15,000-40,000 square foot range typical of the Company's Promotional tenants.

     The Company defines Entertainment centers as those centers whose principal draw is one or more entertainment-related anchor tenants, typically a multiscreen cinema. The Company finds these properties attractive because of continuing recent growth in multiscreen theaters and consumer interest in other kinds of entertainment venues, such as theme restaurants. In addition, the Company looks for Market/Drug and Promotional centers with an Entertainment component, since the Entertainment component typically brings additional traffic to the center during the evenings, extending the center's hours of operation.

     The Company believes the characteristic common to these retail property types is the ability to attract tenants that can offer value-priced products and services to a broad base of consumers. The Company defines value pricing as a combination of price, quality, convenience and service.

     The following chart shows the composition of the Company's portfolio by property type (i) as of October 1, 1995, the date of the appointment of new management, (ii) as of April 7, 1997, and (iii) on a pro forma basis as of April 7, 1997 as if the three Martin Projects currently under construction had been completed at that date.

                    [Retail GLA by Property Type Pie Chart]

     The following tables set forth certain information relating to the Company's Properties, including three development Properties under construction as of April 7, 1997:

                                                                                                               GLA OWNED BY THE
                                                                                 GLA                               COMPANY
                                                            ---------------------------------------------     ------------------
                                                % OF                  COMPANY-OWNED                              OCCUPANCY(1)
                                  TYPE OF     PROPERTY      ----------------------------------   TOTAL        ------------------
           PROPERTY                CENTER      OWNED        ANCHORS(4)     SHOPS      TOTAL     PROPERTY      ANCHORS      SHOPS
------------------------------ -------------- --------      ----------   ---------- ---------- ----------     -------      -----
RETAIL PROPERTIES(7)
 San Diego Region
Point Loma Plaza               Market/Drug        100%        115,764        97,465    213,229    213,229       100%         91%
 San Diego (Point
   Loma)
Mesa Shopping Center           Market/Drug        100%         54,185        88,347    142,532    142,532       100%         99%
 San Diego (Mira Mesa)
Poway Plaza                    Market/Drug        100%         18,160        55,900     74,060    114,627       100%         74%
 Poway
Navajo Shopping Center         Market/Drug        100%         16,123        42,256     58,379     58,379       100%         30%(8)
 San Diego (Lake Murray)
Wiegand Plaza II               Promotional        100%         67,111        43,732    110,843    110,843       100%         98%
 Encintas
Independence Square(9)         Promotional        100%         43,763        48,864     92,627     92,627       100%         84%
 San Diego (Kearny
   Mesa)
Santee Village Square          Entertainment      100%         26,878        54,117     80,995     80,995       100%         84%
 Santee
San Diego Factory              Outlet             100%        137,867       117,573    255,440    255,440       100%         89%
 Outlet Center
   San Ysidro
Ruffin Village(9)              Convenience        100%             --        44,594     44,594     44,594        --          88%
 San Diego (Kearny Mesa)
Plaza Rancho Carmel            Convenience        100%             --        26,978     26,978     36,722        --          82%
 San Diego (Carmel
   Mtn. Ranch)
TOTAL/WEIGHTED AVERAGE                                        -------       -------  ---------  ---------       ---         ---
SAN DIEGO REGION                                              479,851       619,826  1,099,677  1,149,988       100%(10)     89%(10)
 Los Angeles Region
Ladera Center(11)              Market/Drug        100%        105,545        79,139    184,684    184,684       100%         87%
 Los Angeles
Santa Fe Springs               Market/Drug        100%         58,004       106,726    164,730    164,730       100%         89%
 Santa Fe Springs
Crenshaw Imperial              Market/Drug        100%         57,000        94,151    151,151    151,151       100%         98%
 Shopping Center
   Inglewood
La Mancha Shopping             Market/Drug        100%         54,790        49,114    103,904    103,904       100%         97%
 Center
   Fullerton
Margarita Plaza(12)            Market/Drug         25%         43,350        33,394     76,744     76,744       100%        100%
 Huntington Park
Central Shopping Center        Market/Drug        100%         21,000        41,314     62,314     62,314       100%         80%
 Ventura
Ontario Village                Market/Drug         99%             --        39,954     39,954     97,149        --          78%
 Ontario
West Lancaster Plaza           Market/Drug         99%             --        29,318     29,318    159,578        --          57%
 Lancaster

                             GLA OWNED BY
                             THE COMPANY                                                                            ANCHOR
                             ------------                                             ANNUALIZED BASE               TENANTS
                             OCCUPANCY(1)        ANNUALIZED BASE RENT(2)         RENT/OCCUPIED SQ. FT.(3)        -------------
                             ------------  ------------------------------------ ---------------------------
           PROPERTY             TOTAL        ANCHORS      SHOPS       TOTAL     ANCHOR(5)  SHOPS(6)  TOTAL           NAME
----------------------------    -----      ----------- ----------- ------------ ---------  --------  ------      -------------
RETAIL PROPERTIES(7)
 San Diego Region
Point Loma Plaza                  96%      $ 1,263,468 $ 1,532,167 $  2,795,635  $ 10.91    $17.27   $13.67      Vons
 San Diego (Point                                                                                                Sport Chalet
   Loma)                                                                                                         Miller's
                                                                                                                 Outpost
                                                                                                                 Family
                                                                                                                 Fitness
Mesa Shopping Center              99%          273,100   1,236,898    1,509,998     5.04     14.19    10.68      Lucky's
 San Diego (Mira Mesa)                                                                                           Thrifty Drugs
Poway Plaza                       80%          127,116     522,670      649,786     7.00     12.70    10.95      Thrifty Drugs
 Poway                                                                                                           Lucky's
Navajo Shopping Center            49%(8)       112,860     183,267      296,127     7.00     14.55    10.31      Thrifty Drugs
 San Diego (Lake Murray)                                                                                         Albertson's
Wiegand Plaza II                  99%          761,549     872,907    1,634,456    11.35     20.43    14.88      AMC Theatres
 Encintas
                                                                                                                 TJ Maxx
                                                                                                                 Beverages &
                                                                                                                 More
Independence Square(9)            91%          408,225     654,064    1,062,289     9.33     16.03    12.56      Ethan-Allen
 San Diego (Kearny                                                                                               Interiors
   Mesa)                                                                                                         Saddleback
Santee Village Square             90%          437,900     742,894    1,180,794    16.29     16.27    16.28      AMC Theatres
 Santee
San Diego Factory                 95%        1,218,091   1,766,477    2,984,568     8.84     16.85    12.30      Nike
 Outlet Center                                                                                                   Levi's
   San Ysidro                                                                                                    Mikasa
                                                                                                                 K-Mart
                                                                                                                 Guess
Ruffin Village(9)                 88%               --     479,521      479,521       --     12.19    12.19
 San Diego (Kearny Mesa)
Plaza Rancho Carmel               82%               --     314,061      314,061       --     14.15    14.15
 San Diego (Carmel
   Mtn. Ranch)
TOTAL/WEIGHTED AVERAGE           ---        ----------  ----------   ----------   ------    ------   ------
SAN DIEGO REGION                  94%(10)    4,602,309   8,304,926   12,907,235     9.59     15.81    12.84
 Los Angeles Region
Ladera Center(11)                 95%          921,740   1,382,947    2,304,687     8.73     20.01    13.19      Ralphs
 Los Angeles                                                                                                     Sav-On
                                                                                                                 Ross
                                                                                                                 Service
                                                                                                                 Merchandise
Santa Fe Springs                  93%          442,975   1,527,487    1,970,462     7.64     16.16    12.92      Ralphs
 Santa Fe Springs
Crenshaw Imperial                 99%          164,000     879,408    1,043,408     2.88      9.50     6.97      Ralphs
 Shopping Center                                                                                                 Thrifty Drugs
   Inglewood
La Mancha Shopping                99%          145,717     509,142      654,859     2.66     10.67     6.39      Ralphs
 Center                                                                                                          Thrifty Drugs
   Fullerton
Margarita Plaza(12)              100%          380,429     652,135    1,032,564     8.78     19.53    13.45      Food-4-Less
 Huntington Park
Central Shopping Center           87%           15,750     463,098      478,848     0.75     14.06     8.88      Ralphs
 Ventura
Ontario Village                   78%               --     481,329      481,329       --     15.47    15.47      Stater
 Ontario                                                                                                         Brothers
                                                                                                                 Supermarket
                                                                                                                 Pic'N'Save
West Lancaster Plaza              57%               --     200,483      200,483       --     11.90    11.90      Albertson's
 Lancaster

                                  ANCHOR
                                  TENANTS
                                -----------
                                   LEASE
           PROPERTY             EXPIRATION
------------------------------  -----------
RETAIL PROPERTIES(7)
 San Diego Region
Point Loma Plaza                12/31/08
 San Diego (Point               11/21/07
   Loma)                        1/31/98
                                5/31/04
Mesa Shopping Center            11/30/09
 San Diego (Mira Mesa)          5/31/99
Poway Plaza                     5/31/07
 Poway                          (Not Owned)
Navajo Shopping Center          12/31/16
 San Diego (Lake Murray)        1/31/21
Wiegand Plaza II                12/31/02
 Encintas
                                5/21/05
                                10/31/06
Independence Square(9)          11/30/14
 San Diego (Kearny
   Mesa)                        11/30/05
Santee Village Square           12/31/98
 Santee
San Diego Factory               5/31/04
 Outlet Center                  1/31/01
   San Ysidro                   12/27/98
                                8/31/06
                                11/30/01
Ruffin Village(9)
 San Diego (Kearny Mesa)
Plaza Rancho Carmel
 San Diego (Carmel
   Mtn. Ranch)
TOTAL/WEIGHTED AVERAGE
SAN DIEGO REGION
 Los Angeles Region
Ladera Center(11)               12/31/03
 Los Angeles                    3/31/04
                                1/31/02
                                2/28/00
Santa Fe Springs                9/30/07
 Santa Fe Springs
Crenshaw Imperial               4/30/06
 Shopping Center                5/31/09
   Inglewood
La Mancha Shopping              4/30/99
 Center                         5/31/99
   Fullerton
Margarita Plaza(12)             4/30/10
 Huntington Park
Central Shopping Center         8/31/02
 Ventura
Ontario Village                 (Not Owned)
 Ontario
                                (Not Owned)
West Lancaster Plaza            (Not Owned)
 Lancaster

                                                                                                           GLA OWNED BY THE
                                                                               GLA                             COMPANY
                                                          ---------------------------------------------   ------------------
                                                % OF                COMPANY-OWNED                            OCCUPANCY(1)
                                  TYPE OF     PROPERTY    ----------------------------------   TOTAL      ------------------
           PROPERTY                CENTER      OWNED      ANCHORS(4)     SHOPS      TOTAL     PROPERTY    ANCHORS      SHOPS
------------------------------ -------------- --------    ----------   ---------- ---------- ----------   -------      -----
The Plaza at                   Promotional        100%      287,431       229,107    516,538    778,822     100%         83%
 Puente Hills
 City of Industry

Valley Central                 Promotional         99%      378,822       101,270    480,092    610,396     100%         86%
 Shopping
 Center
 Lancaster
                                                          ---------     ---------  ---------  ---------     ---         ---
TOTAL/WEIGHTED AVERAGE                                    1,005,942       803,487  1,809,429  2,389,472     100%         86%
 LOS ANGELES REGION

 San Francisco Region
Cameron Park                   Market/Drug         99%       36,615        60,819     97,434     97,434     100%         64%
 Cameron Park
Richmond                       Market/Drug         98%       44,000        32,692     76,692     76,692     100%        100%
 Shopping
 Center
 Richmond
Foothill Plaza                 Market/Drug        100%       22,413        29,902     52,315     52,315     100%         76%
 Los Altos
Fremont Hub                    Promotional        100%      246,005       246,258    492,263    661,140     100%         77%
 Fremont
Pacific West Outlet            Outlet             100%       42,650       160,762    203,412    203,412     100%         84%
 Center
 Gilroy
                                                          ---------     ---------  ---------  ---------     ---         ---
TOTAL/WEIGHTED AVERAGE                                      391,683       530,433    922,116  1,090,993     100%         79%
 SAN FRANCISCO REGION                                     ---------     ---------  ---------  ---------     ---         ---

 TOTAL/WEIGHTED AVERAGE                                   1,877,476     1,953,746  3,831,222  4,630,453     100%(10)     85%(10)
  CURRENT RETAIL
                             GLA OWNED BY
                             THE COMPANY                                                                           ANCHOR
                             ------------                                               ANNUALIZED BASE            TENANTS
                             OCCUPANCY(1)         ANNUALIZED BASE RENT(2)          RENT/OCCUPIED SQ. FT.(3)     -------------
                             ------------  -------------------------------------- ---------------------------
           PROPERTY             TOTAL        ANCHORS       SHOPS        TOTAL     ANCHOR(5)  SHOPS(6)  TOTAL        NAME
----------------------------    -----      ------------ ------------ ------------ ---------  --------  ------   -------------
The Plaza at                      92%      $  2,850,246 $  3,214,839 $  6,065,085  $  9.92    $16.99   $12.73   IKEA
 Puente Hills                                                                                                   Circuit City
 City of Industry                                                                                               AMC Theatres
                                                                                                                Smart & Final
                                                                                                                Office Depot
                                                                                                                Miller's
                                                                                                                Outpost
                                                                                                                Sam's Club
                                                                                                                Home Depot
                                                                                                                Toys R Us
Valley Central                    97%         2,863,359    1,621,532    4,484,891     7.56     18.54     9.62   Wal-Mart
 Shopping                                                                                                       Staples
 Center                                                                                                         HomeBase
 Lancaster                                                                                                      Michael's
                                                                                                                Circuit City
                                                                                                                Marshall's
                                                                                                                Cinemark
                                                                                                                Theatres
                                                                                                                Home
                                                                                                                Furniture
                                                                                                                Costco
                                 ---        -----------  -----------  -----------   ------    ------   ------

TOTAL/WEIGHTED AVERAGE            94%         7,784,216   10,932,400   18,716,616     7.74     15.73    11.00
 LOS ANGELES REGION

 San Francisco Region
Cameron Park                      78%           161,565      405,276      566,841     4.41     10.36     7.48   Safeway
 Cameron Park
Richmond                         100%           503,847      525,809    1,029,656    11.45     16.08    13.43   FoodsCo
 Shopping                                                                                                       Walgreen's
 Center
 Richmond
Foothill Plaza                    86%           223,300      366,857      590,157     9.96     16.24    13.11   Payless Drugs
 Los Altos
Fremont Hub                       88%         1,752,880    3,339,037    5,091,917     7.13     17.68    11.71   Safeway
 Fremont                                                                                                        Home Express
                                                                                                                General
                                                                                                                Cinema
                                                                                                                Ross
                                                                                                                Michael's
                                                                                                                Office Max
                                                                                                                Long's
                                                                                                                Old Navy
                                                                                                                Montgomery
                                                                                                                Ward
Pacific West Outlet               87%           669,356    2,850,080    3,519,436    15.69     21.16    19.84   Liz Claiborne
 Center                                                                                                         Nike
 Gilroy                                                                                                         Levi's
                                                                                                                Mikasa
                                                                                                                Calvin Klein
                                 ---        -----------  -----------  -----------   ------    ------   ------

TOTAL/WEIGHTED AVERAGE            88%      $  3,310,948 $  7,487,059 $10,798,00 7  $  8.45    $17.91   $13.34
 SAN FRANCISCO REGION            ---        -----------  -----------  -----------   ------    ------   ------

 TOTAL/WEIGHTED AVERAGE           92%(10)  $ 15,697,473 $ 26,724,385 $ 42,421,858  $  8.36    $16.31   $12.07
  CURRENT RETAIL

                                  ANCHOR
                                  TENANTS
                                -----------
                                   LEASE
           PROPERTY             EXPIRATION
------------------------------  -----------
The Plaza at                    10/31/07
 Puente Hills                   1/31/08
 City of Industry               11/30/07
                                10/30/11
                                8/31/12
                                1/31/08

                                (Not Owned)
                                (Not Owned)
                                (Not Owned)
Valley Central                  7/27/10
 Shopping                       3/31/03
 Center                         8/31/08
 Lancaster                      2/28/00
                                1/31/11
                                1/31/01
                                10/31/17

                                12/31/97

                                (Not Owned)

TOTAL/WEIGHTED AVERAGE
 LOS ANGELES REGION

 San Francisco Region
Cameron Park                    11/30/00
 Cameron Park
Richmond                        9/30/13
 Shopping                       11/30/33
 Center
 Richmond
Foothill Plaza                  1/31/19
 Los Altos
Fremont Hub                     10/31/04
 Fremont                        1/31/02
                                12/31/07

                                1/31/00
                                2/28/04
                                12/14/01
                                2/28/03
                                1/31/00
                                (Not Owned)

Pacific West Outlet             5/31/06
 Center                         1/31/05
 Gilroy                         8/31/01
                                1/31/02
                                2/28/02

TOTAL/WEIGHTED AVERAGE
 SAN FRANCISCO REGION

 TOTAL/WEIGHTED AVERAGE
  CURRENT RETAIL

                                                                                                              GLA OWNED BY THE
                                                                                   GLA                             COMPANY
                                                               -------------------------------------------- ---------------------
                                                     % OF                COMPANY-OWNED                          OCCUPANCY(1)
                                  TYPE OF          PROPERTY    ---------------------------------   TOTAL    ---------------------
           PROPERTY                CENTER           OWNED      ANCHORS(4)    SHOPS      TOTAL     PROPERTY   ANCHORS      SHOPS
------------------------------ --------------      --------    ----------  ---------- ---------- ---------- ----------   --------
DEVELOPMENT PROPERTIES
 CURRENTLY UNDER CONSTRUCTION
Gateway Center(9)(17)          Market/Drug               (13)    121,511       64,438    185,949    185,949      --          --
 Marin City
Hilltop Plaza                  Promotional               (13)    196,178       55,188    251,366    251,366      --          --
 Richmond
1000 Van Ness                  Entertainment             (13)    102,000       29,500    131,500    131,500      --          --
 San Francisco
                                                               ---------    ---------  ---------  ---------     ---         ---
TOTAL DEVELOPMENT                                                419,689      149,126    568,815    568,815      --          --
                                                               ---------    ---------  ---------  ---------     ---         ---
GRAND TOTAL RETAIL                                             2,297,165    2,102,872  4,400,037  5,199,268      --          --

OFFICE AND INDUSTRIAL
 PROPERTIES
Anacomp Building                                      100%                               338,485    338,485
 Poway
Bergen Brunswig                                       100%                               175,000    175,000
 Orange
Scripps Ranch Buildings(15)                           100%                                49,684     49,684
 San Diego
   (Scripps Ranch)
Marcoa Building                                       100%                                28,600     28,600
 San Diego
   (Sorrento Mesa)
                                                                                       ---------  ---------
 TOTAL/WEIGHTED AVERAGE                                                                  591,769    591,769
  OFFICE AND INDUSTRIAL                                        ---------    ---------  ---------  ---------

 GRAND TOTAL/WEIGHTED AVERAGE                                  2,297,165    2,102,872  4,991,806  5,791,037
                                                               =========    =========  =========  =========

                              GLA OWNED BY
                              THE COMPANY
                              ------------                                               ANNUALIZED BASE            ANCHOR TENANTS
                              OCCUPANCY(1)        ANNUALIZED BASE RENT(2)           RENT/OCCUPIED SQ. FT.(3)        ---------------
                              ------------ -------------------------------------  -----------------------------
           PROPERTY             TOTAL        ANCHORS       SHOPS        TOTAL     ANCHOR(5)  SHOPS(6)   TOTAL            NAME
-----------------------------   -----      -----------  -----------  -----------  ---------  --------  --------     ---------------
DEVELOPMENT PROPERTIES
 CURRENTLY UNDER CONSTRUCTION
Gateway Center(9)(17)             --                --           --           --        --        --        --      FoodsCo
 Marin City                                                                                                         Ross
                                                                                                                    PetsMart
                                                                                                                    Longs Drugs
Hilltop Plaza                     --                --           --           --        --        --        --      Circuit City
 Richmond                                                                                                           Barnes & Noble

                                                                                                                    Ross
                                                                                                                    PetsMart
                                                                                                                    Office Max
1000 Van Ness                     --                --           --           --        --        --        --      AMC Theatres
 San Francisco
                                 ---       -----------  -----------  -----------    ------    ------    ------
TOTAL DEVELOPMENT                 --                --           --           --        --        --        --
                                 ---       -----------  -----------  -----------    ------    ------    ------
GRAND TOTAL RETAIL                --                --           --           --        --        --        --
OFFICE AND INDUSTRIAL
 PROPERTIES
Anacomp Building                  50%                                  1,983,970(14)                     11.67(14)  Anacomp
 Poway
Bergen Brunswig                  100%                                  4,291,000                         24.52      Bergen
 Orange                                                                                                             Brunswig Corp.
Scripps Ranch Buildings(15)       50%                                    242,728                          9.72      Edge
                                                                                                                    Semiconductor
 San Diego
   (Scripps Ranch)
Marcoa Building                  100%                                    623,510                         21.80      Marcoa
 San Diego                                                                                                          Publishing
   (Sorrento Mesa)                                                                                                  Company
                                 ---                                 -----------                        ------

 TOTAL/WEIGHTED AVERAGE OFFICE    67%                                $ 7,141,208                        $17.92
                                 ---                                 -----------                        ------
 GRAND TOTAL/WEIGHTED AVERAGE     89%(10)(16)                        $49,563,066(16)                    $12.66(16)
                                 ===                                 ===========                        ======

                                  ANCHOR
                                  TENANTS
                                -----------
                                   LEASE
           PROPERTY             EXPIRATION
------------------------------  -----------
DEVELOPMENT PROPERTIES
 CURRENTLY UNDER CONSTRUCTION
Gateway Center(9)(17)           9/30/21
 Marin City                     1/31/07
                                12/31/11
                                2/28/22
Hilltop Plaza                   1/31/17
 Richmond                       4/30/07
                                (est.)
                                1/31/08
                                1/31/12
                                1/31/12
1000 Van Ness                   6/31/18
 San Francisco                  (est.)

TOTAL DEVELOPMENT

GRAND TOTAL RETAIL
OFFICE AND INDUSTRIAL
 PROPERTIES
Anacomp Building                1/31/99
 Poway
Bergen Brunswig                 3/31/00
 Orange
Scripps Ranch Buildings(15)     3/31/04

 San Diego
   (Scripps Ranch)
Marcoa Building                 9/30/99
 San Diego
   (Sorrento Mesa)

 TOTAL/WEIGHTED AVERAGE
  OFFICE AND INDUSTRIAL

 GRAND TOTAL/WEIGHTED AVERAGE


---------------
(1) Based on occupancy as of April 1, 1997. Data reflects occupancy only for the portions of the properties owned by the Company.
(2) Annualized base rent is calculated by multiplying base rent for April 1997 by twelve. Data regarding base rents for Crenshaw Imperial Shopping Center, Fremont Hub, Central Shopping Center and Santa Fe Springs Plaza has been derived solely from information provided by the prior owners.
(3) Calculated by dividing annualized base rent (calculated as described in note
    (2) above) by the square footage that the Company or the prior owner, as the case may be, had leased at April 1, 1997.
(4) Anchor tenants are defined as all tenants occupying at least 14,000 square feet, except for the Company's outlet centers, where they are defined as all tenants occupying at least 7,500 square feet.
(5) Calculated by dividing annualized base rent (calculated as described in note
    (2) above) for the anchor tenants by the square footage that they had leased at April 1, 1997.
(6) Calculated by dividing annualized base rent (calculated as described in note
    (2) above) for the tenants (excluding anchor tenants) by the square footage that they had leased at April 1, 1997.
(7) Excludes Village Station. See "Recent Events -- Other Events."
(8) Reflects vacancy due in large part to rehabilitation in progress. The Company expects the occupancy rate to be 71% following the completion of the rehabilitation and the addition of a 44,180 square foot Albertsons. See "Recent Events -- Rehabilitation and Development."
(9) Indicates a property held under ground lease.

(10)  Does not include Navajo Shopping Center.
(11) The Company anticipates that it will sell a 75% interest in this Property. See "Recent Events -- Financings -- Joint Ventures." Data is for this Property as a whole.
(12) The Company currently owns a 25% interest in this Property. See "Recent Events -- Financings -- Joint Ventures." Data is for this Property as a whole.
(13) Not determinable until completion of construction. See "The Company -- The Martin Transactions" and "Related Party Transactions."
(14)  Includes penalty rent for 50% of space vacated by Anacomp.
(15) Formerly known as the IMED Buildings. IMED Corporation vacated both buildings on the Property at the expiration of its lease on March 31, 1997. One building containing 24,972 square feet has been re-leased to Edge Semiconductor effective April 1, 1997.
(16)  Excludes development properties.
(17) Title to this Property is currently held by an affiliate of The Martin Group and is expected to be transferred to the Company upon completion of construction. See "Related Party Transactions."

     The following tables set forth scheduled lease expirations for leases in effect as of April 1, 1997, excluding Village Station, for each of the next ten years, for (i) all of the Company's Properties (excluding development properties) and (ii) all of the Company's retail Properties (excluding development properties). The tables assume that none of the tenants exercises renewal options or termination rights.

Lease Expirations of the Company's Portfolio

                                  NUMBER OF       GROSS LEASABLE AREA             ANNUALIZED BASE RENT(2)
                      TOTAL         ANCHOR       ----------------------    -------------------------------------
                    NUMBER OF       TENANT       APPROXIMATE    PERCENT                   PERCENT
                     LEASES         LEASES           GLA          OF                        OF       AVERAGE PER
LEASES EXPIRING IN: EXPIRING     EXPIRING(1)      (SQ. FT.)      TOTAL       AMOUNT        TOTAL       SQ. FT.
------------------- ---------    ------------    -----------    -------    -----------    -------    -----------
1997...............    108             1            212,840         5%     $ 3,298,283        7%       $ 15.50
1998...............    110             3            299,421         8        4,059,558        8          13.56
1999...............    116             5            530,456        14        7,116,256       14          13.42
2000...............     92             6            508,356        13        8,825,240       18          17.36
2001...............     82             5            302,714         8        4,496,270        9          14.85
2002...............     39             5            220,424         6        2,736,632        5          12.42
2003...............     29             3            195,961         5        2,327,402        5          11.88
2004...............     30             6            259,759         7        2,507,534        5           9.65
2005...............     14             3             96,847         2        1,243,814        3          12.84
2006...............     11             4            194,139         5        1,477,657        3           7.61
After 2006.........     44            26          1,108,327        28       11,133,965       23          10.05

Lease Expirations for Retail Properties

                                NUMBER OF         GROSS LEASABLE AREA              ANNUALIZED BASE RENT(2)
                    TOTAL         ANCHOR       -------------------------    -------------------------------------
                  NUMBER OF       TENANT       APPROXIMATE     PERCENT                     PERCENT
 LEASES EXPIRING   LEASES         LEASES           GLA            OF                         OF         AVERAGE
       IN:        EXPIRING     EXPIRING(1)      (SQ. FT.)       TOTAL         AMOUNT        TOTAL     PER SQ. FT.
----------------- ---------    ------------    -----------    ----------    -----------    -------    -----------
1997.............    108             1            212,840          6%       $ 3,298,283        8%       $ 15.50
1998.............    110             3            299,421          8          4,059,558       10          13.56
1999.............    114             3            331,856          9          4,508,776       11          13.59
2000.............     91             5            333,356          9          4,534,240       11          13.60
2001.............     82             5            302,714          9          4,496,270       11          14.85
2002.............     39             5            220,424          6          2,736,632        7          12.42
2003.............     29             3            195,961          6          2,327,402        6          11.88
2004.............     29             5            234,787          7          2,264,806        5           9.65
2005.............     14             3             96,847          3          1,243,814        3          12.84
2006.............     11             4            194,139          5          1,477,657        4           7.61
After 2006.......     44            26          1,108,327         31         11,133,965       26          10.05

---------------
(1) Anchor tenants are defined as all tenants occupying at least 14,000 square feet or as tenants of outlet centers occupying at least 7,500 square feet.
(2) Annualized base rent is calculated by multiplying base rent for April 1997 by twelve. Data regarding base rents for Crenshaw and the BRE Portfolio has been derived solely from information provided by the prior owners.

Tenant Concentrations

     The following table lists the top ten tenants (in terms of annualized base rent) for all of the Company's retail Properties (excluding development properties) based on leases in place as of April 1, 1997. In the aggregate, these top ten retail tenants account for 18.92% of the annualized base rental.

                                                     ANNUALIZED    PERCENTAGE OF     LEASED
                                 NUMBER OF TENANT       BASE        ANNUALIZED         GLA
              TENANT                LOCATIONS         RENT(1)      BASE RENT(1)     (SQ. FT.)
    --------------------------- ------------------   ----------   ---------------   ---------
    AMC Theaters...............           3          $1,487,108         3.51%         92,656
    IKEA.......................           1           1,088,004         2.56         150,000
    Ralphs Supermarkets........           5             955,162         2.25         189,954
    WalMart....................           1             811,751         1.91         117,645
    Food-4-Less Supermarkets...           2             744,276         1.75          73,350
    Circuit City...............           2             682,440         1.61          63,050
    HomeBase...................           1             660,443         1.56         113,789
    K-Mart.....................           1             621,732         1.47          98,194
    Vons Supermarkets..........           1             525,000         1.24          50,000
    Cinemark Theatres..........           1             448,570         1.06          35,182
                                                     ----------      -------         -------
         Total.................                      $8,024,486        18.92%        983,820
                                                     ==========      =======         =======

---------------
(1) Annualized base rent is calculated by multiplying base rent for April 1997 by twelve. Data regarding base rents for Crenshaw and the BRE Portfolio has been derived solely from information provided by the prior owners.

INDEBTEDNESS

     The Company's total outstanding consolidated mortgage debt on the Properties(other than mortgage debt under the Credit Facility and a construction loan) was approximately $118 million at April 7, 1997. Additionally, at April 7, 1997, the Company had $102 million and $72.9 million outstanding under the secured and unsecured portions of its Credit Facility, respectively, including $42 million and $28 million under the secured and unsecured portions, respectively, of the Bridge Financing. Additionally, at April 7, 1997, the Company had $16.7 million outstanding under a $28.8 million construction loan secured by one of the Company's development Properties. The following table sets forth certain information regarding the consolidated mortgage debt obligations of the Company, including mortgage obligations relating to specific Properties, and secured and unsecured indebtedness under the Credit Facility and the construction loan. All of the mortgage debt is nonrecourse to the Company, except for mortgage debt under the Credit Facility.

                                  PRINCIPAL BALANCE
                                    OUTSTANDING AT         INTEREST          ANNUAL
         MORTGAGE DEBT              APRIL 7, 1997            RATE            PAYMENT       MATURITY DATE(1)
--------------------------------  ------------------     -------------     -----------     ----------------
The Plaza at Puente Hills.......     $ 33,100,000             7.98%        $ 3,060,656     March 2004
Valley Central Shopping
  Center........................       25,400,000             7.98           2,347,452     March 2004
Point Loma Plaza................       15,684,019             8.13           1,772,892     December 1999
Bergen Brunswig.................        9,602,993             8.38             912,096     October 1999
Mesa Shopping Center............        8,074,333            10.00             911,976     December 2001
Wiegand Plaza II................        7,267,422            10.00             977,328     December 2001
Richmond Shopping Center........        7,014,622             9.50             755,280     January 2005
Crenshaw Imperial Shopping
  Center........................        5,287,397             8.80             534,948     July 2020
Ontario Village.................        3,684,125             9.75             411,456     July 1998
San Diego Factory Outlet
  Center........................        2,909,668             8.67             453,132     September 2006
Village Station(2)..............               --               --                  --            --
                                  ------------------        ------         -----------
Total/Weighted Average Mortgage
  Debt..........................     $118,024,579             8.49%        $12,137,216
                                                                            ==========
                                  ------------------
CREDIT FACILITY(3)
--------------------------------
Secured Portion(4)..............     $ 60,024,653             7.34%                 --     November 1998  (5)
Secured Portion--Bridge
  Financing(6)..................       42,000,000             7.34                  --     June 1997      (7)
Unsecured Portion...............       44,957,960             7.44                  --     November 1998  (5)
Unsecured Portion--Bridge
  Financing.....................       28,000,000             8.19                  --     June 1997      (7)
                                  ------------------
Total Credit Facility...........     $174,982,613
                                  ------------------
Construction Loan(3)............     $ 16,684,890             8.18%                        November 1997  (5)
                                  ------------------
Total All Indebtedness..........     $309,692,082
                                   ==============

---------------
(1) All indebtedness is subject to a balloon principal payment on the date indicated, with the exception of the debt secured by the Company's interest in the Crenshaw Imperial Shopping Center.
(2) The Company has determined to deed this Property to the mortgagee in lieu of foreclosure. See "Recent Events -- Other Events."
(3) This indebtedness bears interest at a floating rate. The interest rate in the table is the interest rate at April 7, 1997.
(4) The secured portion of the Credit Facility currently is secured by the Company's interest in the following Properties: San Diego Factory Outlet Center, Pacific West Factory Outlet Center, Navajo Shopping Center, Santee Village Square, La Mancha Shopping Center, Foothill Plaza and Poway Plaza, and will also be secured by additional properties acquired with future borrowings under the Credit Facility.
(5) Contains a one year extension option.
(6) Secured by the Company's interest in the BRE Portfolio.
(7) The Bridge Financing contains a ninety day extension option.

TARGET MARKETS

     Currently, all of the Company's Properties are located in the three major metropolitan regions of California: San Diego, Los Angeles and San Francisco (including Sacramento). The Company has targeted similar areas in Oregon (Portland) and Washington (Seattle) for expansion. The Company has targeted these markets for the following reasons:

     - large market and fragmented ownership of retail properties;

     - growth in demand; and

     - constraints in supply.

     Large Market/Fragmented Ownership. According to data provided by the International Council on Shopping Centers, there are over 763 million square feet of retail properties in California, Oregon and Washington serving over 40 million people. According to the National Research Bureau's Shopping Center Database, the largest non-mall owner of retail properties owns less than 1% of the total retail square footage in these regions. The Company believes that operational efficiencies can be created through consolidation of ownership within its markets.

     Growth in Demand. The Company believes that its target California Markets (as defined below) have experienced historical population growth and retail sales. The following graph shows growth in population and retail sales in the California Markets for the five year period from 1991 to 1996.

                      [COMPANY'S CALIFORNIA MARKETS CHART]

According to Regional Financial Associates, Inc. and the U.S. Department of Commerce, from 1991 to 1996 population in the Company's California Markets grew a total of 3.7%, while retail sales grew a total of 14.8%.

     In addition, according to Regional Financial Associates, Inc., from 1995 to 2000, population in all of the Company's target markets is projected to grow a total of 6.4% compared to 4.5% for the U.S. as a whole, and employment in all of the Company's target markets is projected to grow a total of 9.3% compared to 7.5% for the U.S. as a whole, although no assurance can be given that such growth will occur.

     In addition, the Company believes that economic conditions on the West Coast have benefitted from a variety of factors, including the following:

          Emerging Trade Center: The West Coast is strategically positioned as a gateway to foreign trade with the nations of the Pacific Rim. According to data from the U.S. Department of Commerce and Gruen & Gruen Associates, the volume of trade handled by the West Coast ports of Los Angeles, Long Beach, Oakland, Portland and Seattle/Tacoma grew by 227% between 1985 and 1995.

          Growing Industries: The Company believes that its target markets are major centers of employment in a variety of fields such as electronics, bioscience, software, communications, aerospace and entertainment and that such markets have the potential for future growth in these areas. For example, the West Coast is home to such companies as Hewlett-Packard, Microsoft, Intel Corporation, Amgen, Genentech, Chiron, Boeing, Walt Disney, and Universal Studios.

          Infrastructure: Supporting the growth of industries such as telecommunications and biotechnology are a well-educated labor force, the presence of research universities such as Caltech, the University of California system and Stanford University, and research institutions such as Lawrence Livermore Lab, the Jet Propulsion Laboratory, and the Salk Institute.

     Supply Constraints. The Company also believes that regulations such as the California Environmental Quality Act, well-organized environmental and historic preservation advocates, and prevailing political sentiment in favor of managed growth in its target markets make it more difficult to receive approvals to develop new properties, which should help to insulate, to some degree, the Company's Properties from additional competition.

     The information included under this caption "Target Markets" has been obtained from sources the Company believes to be reliable. However, the Company has not independently verified any such information and there can be no assurance as to its accuracy. In addition, historical increases in population, retail sales, employment, foreign trade or similar matters in any geographic area do not purport to be indicative of whether population, retail sales, employment, foreign trade or similar matters will increase or decrease in the future.

                        EXECUTIVE OFFICERS AND DIRECTORS

EXECUTIVE OFFICERS AND DIRECTORS

     The following table lists the Executive Officers and Directors of the Company.

                    NAME                     AGE                   POSITION
    -------------------------------------    ---     -------------------------------------
    J. David Martin......................    41      Director, President, Chief Executive
                                                     Officer
    Daniel B. Platt......................    50      Executive Vice President, Chief
                                                     Financial Officer, Chief
                                                     Administrative Officer
    Michael L. Rubin.....................    51      Executive Vice President, Regional
                                                     Operating Officer, Southern
                                                     California Region
    James M. Kessler.....................    44      Executive Vice President, Regional
                                                     Operating Officer, San Francisco
                                                     Region
    James W. Gaube.......................    47      Executive Vice President, Regional
                                                     Operating Officer, Pacific Northwest
                                                     Region
    Malin Burnham........................    69      Chairman of the Board
    Philip L. Gildred, Jr................    60      Director
    James D. Klingbeil...................    61      Director
    Donne P. Moen........................    61      Director
    Thomas A. Page.......................    64      Director
    Philip S. Schlein....................    62      Director
    Richard R. Tartre....................    58      Director

     J. DAVID MARTIN became President, Chief Executive Officer and a Director of the Company on October 1, 1995. From 1984 until joining the Company, Mr. Martin was the Founder, Chairman and Chief Executive Officer of The Martin Group, a full-service real estate development and management company of which Mr. Martin still retains the title of Chairman. Mr. Martin is a Trustee of Golden Gate University and a member of the Policy Advisory Board for the Center for Real Estate and Urban Economics at the University of California. He is a Director of the Bay Area Council and a Director of the Bay Area Economic Forum. Mr. Martin is an officer of the Golden Gate Chapter of the Young Presidents' Organization. He is also a member of the Urban Land Institute, International Council of Shopping Centers and the National Association of Real Estate Investment Trusts.

     DANIEL B. PLATT has been the Chief Financial Officer and Chief Administrative Officer of the Company since October 1, 1995. Until 1994, Mr. Platt was Group Executive Vice President of the Real Estate Industries Group of Bank of America with responsibility for merging the real estate lending activities of the two banks upon Bank of America's acquisition of Security Pacific Bank in 1992. Mr. Platt joined Security Pacific in 1990 as Executive Vice President responsible for creating a new real estate workout group and in 1991 was made Vice Chairman of the Real Estate Industries Group, where he assumed additional corporate management responsibilities for all real estate activities. Prior to joining Security Pacific, Mr. Platt spent 20 years with Union Bank, where he was responsible for all real estate and commercial lending activities.

     MICHAEL L. RUBIN has been a Vice President of the Company since 1986 and became Executive Vice President in 1992. He also was Chief Operating Officer of the Company from 1993 to 1997, when his title changed to Regional Operating Officer in charge of Southern California operations. Mr. Rubin is a Certified Property Manager and a licensed real estate broker.

     JAMES M. KESSLER has been Executive Vice President of the Company since October 1, 1995. From such date he was also Director of Development of the Company until 1997, when his title was changed to Regional Operating Officer in charge of San Francisco's Region operations. From 1990 until joining the Company, Mr. Kessler had served as Managing Director of The Martin Group with overall responsibilities for that company's retail developments. Between 1985 and 1990, Mr. Kessler served as Director of Marketing for

Transpacific Development Company, with overall responsibility for the marketing of the company's northern California portfolio valued in excess of $500 million.

     JAMES W. GAUBE joined the Company February 1, 1997 as an Executive Vice President and Regional Operating Officer in charge of Pacific Northwest operations. From June of 1995 until joining the Company Mr. Gaube served as Senior Vice President, Real Estate, Design & Construction, of Thrifty Payless, Inc. in Oregon. From July 1994 through May 1995 he served as Western Regional Director of Real Estate for Home Depot in California. Prior to that, from 1993 to June of 1994 Mr. Gaube served as Senior Vice President, Real Estate & Construction for Payless Drug Stores Northwest, Inc. in Oregon. From 1986 through June 1994, he served as Senior Vice President of Real Estate and Construction for Payless Drug Stores Northwest, Inc. Beginning in 1966, Mr. Gaube enjoyed a twenty year career at Safeway Stores, Inc. where he served as Regional Real Estate Director prior to leaving.

     MALIN BURNHAM has been Chairman of the Board of Directors since 1986 and served as interim President and Chief Executive Officer from October 1994 to October 1995. Mr. Burnham is a private investor. He is also Chairman of John Burnham & Company and First National Bank (San Diego) and a Trustee of The Burnham Institute.

     PHILIP L. GILDRED, JR. has been a Director since 1986. He is a Director and President of Gildred Development Company and Secretary-Treasurer of Gildred Building Company. Both of these companies are engaged in the ownership and development of Southern California real estate. Mr. Gildred also is a Director and Founding Chairman of the Sharp Hospital Foundation. Mr. Gildred will not stand for reelection at the 1997 Annual Meeting of Shareholders.

     JAMES D. KLINGBEIL has been a Director since 1996. He is Chairman, President and Chief Executive Officer of American Apartment Communities, Inc., which is the successor entity to The Klingbeil Company, which he founded in 1961. Both of these companies are engaged in the ownership and development of housing nationwide. He is a Trustee and former President of the Urban Land Institute, and a member of the Chief Executives Organization and World Business Council, and serves on the Policy Advisory Board for the Center for Real Estate and Urban Economics, University of California. He has also served as Public Interest Director, Federal Home Loan Bank of Cincinnati, as a member of the Young Presidents' Organization and the Federal Home Loan Mortgage Corporation Advisory Board.

     DONNE P. MOEN has been a Director since 1996. He is the retired President and Vice Chairman of Union Bank in California, where he served in a variety of executive positions from 1963 until 1992. Mr. Moen is also a member of the board of a number of civic and nonprofit organizations including The Los Angeles Library Foundation, The Los Angeles Urban League, Los Angeles Educational Partnership, Toberman Settlement House, and Chadwick School.

     THOMAS A. PAGE has been a Director since 1992. Since 1983, Mr. Page has been Chairman of the Board and through 1995 served as Chief Executive Officer of San Diego Gas & Electric Company. Mr. Page is also Chairman of Enova Corp. and is a member of the California Business Roundtable, the Board of Overseers of the University of California at San Diego, and a Trustee of The Burnham Institute. He is a certified public accountant and a professional engineer.

     PHILIP S. SCHLEIN has been a Director since 1996. He has been a partner in U.S. Venture Partners, a California based venture capital company, since 1985. Prior to that time, he had a 28-year career in the retailing industry, including serving as President and Chief Executive Officer of Macy's California from 1974 to 1985. Mr. Schlein was a member of the Board of Directors of Apple Computer, Inc. from 1979 to 1987. He currently serves as a Director of Ross Stores, Inc., ReSound Corporation, Quick Response Services, Imaginarium, Una Mas!, SelfCare Catalog, C.W. Gourmet, Instill Corporation, Bebe, and Home Chef.

     RICHARD R. TARTRE has been a Director since 1986. Since January 1997, Mr. Tartre has been a Senior Vice President of MetLife, Chairman of MetLife Securities Inc., and Chairman of MetLife General Agency Inc. Formerly he had been President and Chief Executive Officer of Astra Management Corp., a mutual fund management firm for one year. Prior to that, for more than five years, he had served as Managing Director of

Eden Financial Group Inc., a national marketer of insurance and investment products. Mr. Tartre is a licensed securities principal and also serves as a director of Mission West Properties and Triton Group, Ltd.

EMPLOYMENT AGREEMENTS

     J. David Martin joined the Company effective October 1, 1995. Pursuant to his Employment Agreement of the same date (the "Employment Agreement"), Mr. Martin serves as the Company's President, Chief Executive Officer and a Director for an indefinite term, subject to termination by the Company or Mr. Martin. Pursuant to the Employment Agreement, Mr. Martin receives a minimum base salary of $250,000 per year. Mr. Martin will also be entitled to a bonus for 1997 and each subsequent year in such amount as the Compensation Committee of the Board of Directors determines.

                           RELATED PARTY TRANSACTIONS

     In October 1995, the Company succeeded to the shopping center operations of the Martin Group by consummating the Martin Transactions. As part of the Martin Transactions, the Company acquired interests in the Martin Projects from Mr. Martin and other affiliates of the Martin Group. Each of the Martin Projects is currently owned by a separate limited partnership of which the Company is general partner and Mr. Martin and various other persons affiliated with The Martin Group (collectively, including Mr. Martin, the "Martin Group Affiliates") are the limited partners. Each of the partnership agreements contemplates that the Company will acquire or develop a specified Martin Project through the relevant partnership and that upon completion and stabilization of rental revenues from the property, the limited partners will receive a number of limited partnership units determined as follows: (i) the annualized net operating income of the Property will be multiplied by 10 in order to arrive at a hypothetical value of the completed property, (ii) the cost of construction and other project costs will be deducted from such hypothetical value in order to "value" the equity interests of the limited partners in the Property, and
(iii) such equity interest will be stated as a number of limited partnership units determined by dividing such limited partners' equity by $16. Each holder of limited partnership units will have the right to "put" such units to the partnership at a price equal to the then market value of an equivalent number of shares of the Company's Common Stock; as a result, the actual value which a holder of limited partnership units would be entitled to receive upon exercise of such "put" option will depend upon the market value of the Common Stock at the time, which may be more or less than $16 per limited partnership unit. If such "put" is exercised, the Company has the option of either purchasing the limited partnership units for cash or delivering one share of Common Stock for each limited partnership unit.

     Each partnership agreement specifies the maximum number of limited partnership units that may be issued to the limited partners of that partnership. If the hypothetical equity value of any such partnership is determined to be less than originally estimated (either because project costs are higher than estimated or because stabilized net operating income is less than estimated or both), then the number of limited partnership units and the corresponding number of shares of Common Stock of the Company which may be exchanged for such units will be reduced. Other than to reflect a stock split or other capital adjustment of the shares of Common Stock, under no circumstances can the number of units be increased above the number specified in the applicable partnership agreement. The limited partnership that acquired Richmond City Center issued limited partnership units exchangeable for 41,878 shares of Common Stock in consideration for the interests of the Martin Group Affiliates in the project. A maximum of 1,870,000 shares of Common Stock have been reserved for issuance upon exchange of the maximum number of 1,870,000 limited partnership units that may be issued with respect to the remaining five Martin Projects. In connection with each of the Martin Projects, the Company entered into a registration rights agreement with the limited partners of each limited partnership pursuant to which such limited partners will have the right to require the Company to register under the Securities Act the shares of Common Stock which are issued upon the exchange of limited partnership units for offer and sale to the public and to join in certain registrations of securities of the Company.

     Upon the execution and delivery of the partnership agreement with respect to each of the Martin Projects, in 1995, the Martin Group Affiliates contributed their interests in the Martin Projects to the partnerships in exchange for limited partnership units (in the case of Richmond City Center) or the right to receive such units (in the case of the other Martin Projects) as described above, and the Company reimbursed The Martin Group for its out-of-pocket costs with respect to the relevant development property. The Company thereafter became obligated to make further contributions to each partnership (other than the partnership holding the completed Richmond City Center Property) to fund the completion of the relevant project, subject to the Company's right to abandon a project as described below. Because of restrictions on the transferability of The Martin Group's development rights with respect to the Gateway Retail Center project, however, the partnership agreement between the Company and the Martin Group Affiliates relating to this Property was signed in escrow, with the Martin Group Affiliates retaining title to and responsibility for the development of the Property until completion of construction.

     Each of such partnership agreements gives the Board of Directors of the Company, exclusive of Mr. Martin, the authority to determine not to proceed with the commencement of construction of the relevant development property (or not to close the escrow with respect to Gateway Retail Center). In the event of a determination to proceed with a given project, the partnership agreements provide that thereafter the Company is required to make further contributions to the partnership to fund the completion of the property. In the event of a determination by the Board of Directors not to proceed with a given project, the Martin Group Affiliates have the option to reacquire the Property at the Company's cost plus interest on such costs.

     After due diligence coordinated by disinterested executive officers of the Company, the Board of Directors, without Mr. Martin participating, approved during 1996 the acquisition of Gateway Retail Center, following the completion of construction, the commencement of construction of Hilltop Plaza and 1000 Van Ness, and in March 1997 subject to the satisfaction of various conditions approved the commencement of construction of Downtown Pleasant Hill. The Company expects that upon completion and occupancy of each of these Properties, the applicable partnerships will issue partnership units to the Martin Group Affiliates in accordance with the partnership agreements. The Board of Directors has not yet determined whether to commence the Gateway 101 project located in East Palo Alto.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them severally, the respective number of shares of Common Stock set forth opposite their respective names below:

                                                                           NUMBER
                                   UNDERWRITERS                           OF SHARES
          --------------------------------------------------------------  ---------
          Morgan Stanley & Co. Incorporated.............................  1,350,000
          Lehman Brothers Inc...........................................  1,350,000
          Merrill Lynch, Pierce, Fenner & Smith
                       Incorporated.....................................  1,350,000
          EVEREN Securities, Inc........................................    450,000
          Alex. Brown & Sons Incorporated...............................    100,000
          Credit Suisse First Boston Corporation........................    100,000
          Dean Witter Reynolds Inc......................................    100,000
          A.G. Edwards & Sons, Inc......................................    100,000
          Jefferies & Company, Inc......................................     50,000
          Legg Mason Wood Walker, Incorporated..........................     50,000
          Montgomery Securities.........................................    100,000
          PaineWebber Incorporated......................................    100,000
          Robertson, Stephens & Company LLC.............................    100,000
          The Robinson-Humphrey Company, Inc............................     50,000
          Smith Barney Inc..............................................    100,000
          Sutro & Co. Incorporated......................................     50,000
                                                                          ---------
                    Total...............................................  5,500,000
                                                                          =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Common Stock are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

     The Underwriters propose to offer part of the Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $.39 per share of Common Stock. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain other dealers.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to an additional 825,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus Supplement, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, incurred in the sale of the Common Stock.

     At the request of the Company, the Underwriters have reserved for sale, at the initial offering price, up to 37,000 shares offered hereby for directors, officers and employees of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company has agreed that, during the period of 90 days from the date of this Prospectus Supplement, it will not, without the prior written consent of Morgan Stanley & Co. Incorporated, as a representative of the several Underwriters, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, except for (A) the shares of Common Stock offered hereby, (B) shares of Common Stock issuable pursuant to any employee stock option plans existing on the date of this Prospectus Supplement or (C) limited partnership units issued in connection with property acquisitions which are not convertible into or exercisable or exchangeable for Common Stock until after the end of such 90 day period.

                                    EXPERTS

     The Company's consolidated financial statements and the related financial statement schedule incorporated by reference in this Prospectus Supplement and the accompanying Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports thereon, which are incorporated herein and in the accompanying Prospectus by reference and have been so incorporated by reference herein and therein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The BRE Portfolio's Combined Statement of Gross Income and Direct Operating Expenses for each of the three years in the period ended December 31, 1996 incorporated by reference in this Prospectus Supplement and the accompanying Prospectus has been audited by Ernst & Young LLP, independent auditors, as stated in their report thereon incorporated herein and in the accompanying Prospectus and has been so incorporated by reference herein and therein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The combined statements of revenue and direct operating expenses of The Downey Portfolio for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein and in the accompanying Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and therein, and upon the authority of said firm as experts in accounting and auditing. Such report contains a paragraph that states that the combined statements of revenue and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in note
1. It is not intended to be a complete presentation of The Downey Portfolio's combined revenue and direct operating expenses.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Goodwin, Procter & Hoar LLP will rely upon the opinion of Loeb & Loeb LLP, Los Angeles, California as to certain matters of California law. Brown & Wood, LLP, San Francisco, California, will act as counsel for the Underwriters.

PROSPECTUS

                        BURNHAM PACIFIC PROPERTIES, INC.
                             SHARES OF COMMON STOCK
                                     AND/OR
                             CONVERTIBLE DEBENTURES
                            ------------------------

     Any combination of shares of common stock, without par value (the "Common Stock"), and/or Convertible Debentures, issuable in series (the "Debentures"), with a maximum aggregate offering price of $200,000,000, are being offered from time to time (the "Offering(s)") by Burnham Pacific Properties, Inc., a California corporation (the "Company"). The Company has elected to qualify as a real estate investment trust for federal income tax purposes. The Common Stock and Debentures are hereinafter collectively referred to as the "Securities." When a particular Offering of the Securities is proposed, a supplement to this Prospectus (the "Prospectus Supplement") will be delivered with this Prospectus setting forth: the type and amount of Securities offered; the purchase price and other terms of the offering; and any listing on a securities exchange; and, if Debentures are offered, the rate and time of payment of interest, the maturity or maturities, the initial price and date after which such Debentures may be converted into Common Stock, the terms for a sinking, purchase or analogous fund, if any, and the terms for redemption or early payment, if any.

     The Securities may be sold: (i) through underwriting syndicates represented by one or more managing underwriters, or by one or more underwriters without a syndicate; (ii) through agents designated from time to time; and (iii) directly to institutional investors. The names of any underwriters or agents of the Company involved in the sale of the Securities in which this Prospectus is being delivered and any applicable commissions or discounts will be set forth in the Prospectus Supplement. The net proceeds to the Company from such sale will also be set forth in the Prospectus Supplement.

     The Company's shares of Common Stock are traded on the New York Stock Exchange under the symbol "BPP." A recent closing sale price of such shares on the New York Stock Exchange prior to the commencement of an Offering will be set forth on the cover page of the Prospectus Supplement.

     The Debentures will be unsecured general obligations of the Company issuable in one or more series and will be subordinated to all existing and future Senior Indebtedness (as defined herein) of the Company. The indenture under which the Debentures will be issued does not restrict the amount of Senior Indebtedness or other indebtedness that may be incurred by the Company. As of December 31, 1996, the Company had approximately $178,000,000 of Senior Indebtedness.

     There is currently no market for the Debentures.
                            ------------------------

     SEE "RISK FACTORS" ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES.
                            ------------------------

    No offers or sales will be made except through a Prospectus Supplement.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                 The date of this Prospectus is March 25, 1997.

                             AVAILABLE INFORMATION

     No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus or any accompanying Prospectus Supplement and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter, dealer or agent. Neither the delivery of this Prospectus or any accompanying Prospectus Supplement nor any sale made hereunder or thereunder shall, under any circumstances, create an implication that the information contained herein or in the accompanying Prospectus Supplement is correct as of any date subsequent to the date hereof or thereof or that there has been no change in the affairs of the Company since the date hereof or thereof. Neither this Prospectus nor any accompanying Prospectus Supplement constitutes an offer to sell or a solicitation of an offer to buy Securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files periodic and current reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information can also be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 500 West Madison Street (Suite
1400), Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048 and at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The Commission also maintains a Web site that contains reports, proxy statements and other information about the Company filed electronically with the Commission: http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission, or may be examined free of charge at the principal office of the Commission in Washington, D.C.

     Statements made in this Prospectus or in the accompanying Prospectus Supplement as to the contents of any contract or other document referred to do not purport to be complete, and reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference its Annual Report on Form 10-K for the year ended December 31, 1996 and the Company's Current Report on Form 8-K dated January 31, 1997.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the Offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in an applicable Prospectus Supplement) or in any subsequently filed document that is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus or any Prospectus Supplement, except as so modified or superseded.

     The Company will provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, at the request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to Daniel B. Platt, Chief Financial Officer, Burnham Pacific Properties, Inc., 610 West Ash Street, Suite 1600, San Diego, California 92101, telephone (619) 652-4700.

                                  THE COMPANY

     The Company is a fully-integrated, self-managed real estate operating company which acquires, rehabilitates, develops and manages retail properties on the West Coast. The Company was incorporated in 1986 as the successor to a publicly-traded real estate limited partnership which was organized in 1963. The Company has elected to qualify as a real estate investment trust ("REIT") for federal income tax purposes.

     The Company is organized under the laws of the State of California. Its principal executive office is located at 610 West Ash Street, Suite 1600, San Diego, California, 92101, telephone (619) 652-4700.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                 YEAR ENDED DECEMBER 31,
                                                       -------------------------------------------
                                                       1992     1993     1994      1995       1996
                                                       ----     ----     ----     -------     ----
                                                                 (DOLLARS IN THOUSANDS)
Ratio of earnings to fixed charges...................  1.09     1.94     2.13          --     1.67
Deficiency in the coverage of fixed charges by
  earnings before fixed charges......................    --       --       --     $15,048       --

     The ratio of earnings to fixed charges equals earnings before fixed charges divided by fixed charges. For purposes of calculating the ratio of earnings to fixed charges, earnings before fixed charges consist of income from operations plus fixed charges (other than capitalized interest). Fixed charges consist of interest expense and capitalized interest.

     Exclusive of the impairments/writedowns of assets, the ratio of earnings to fixed charges for the year ended December 31, 1995, would have been 1.61.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of Securities primarily to repay indebtedness, to acquire additional retail shopping centers or other retail or entertainment facilities and to fund the development, expansion and/or improvement of new or existing retail shopping centers or other retail or entertainment centers already owned by the Company. The net proceeds from the sale of Securities may also be used for other general corporate purposes. Pending their use as described above, net proceeds from the sale of Securities may be invested in short term investments.

                                  RISK FACTORS

     In addition to the other information set forth and incorporated by reference herein, prospective investors should carefully consider the following information in evaluating the Company and its business before making an investment in the Securities offered hereby. The information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the 1934 Act that involve a number of risks and uncertainties. A number of factors could cause results to differ materially from those anticipated by such forward-looking statements. These factors include, but are not limited to, the competitive environment in the retail industry in general and in the Company's specific market areas, changes in prevailing interest rates and the availability of financing, inflation, economic conditions in general and in the Company's specific market areas, labor disturbances, demands placed on management by the recent substantial increase in the number of properties owned by the Company (the "Properties"), and changes in the Company's acquisition plans and certain other factors described below. In addition, such forward-looking statements are necessarily dependent upon assumptions, estimates and data that may be incorrect or imprecise. Accordingly, any forward-looking statements included or incorporated by reference in this Prospectus and the applicable Prospectus Supplement do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "pro forma," or "anticipates," or the negative thereof, or other variations thereon or comparable terminology, or by discussions of strategy or intentions.

DISTRIBUTIONS TO SHAREHOLDERS

     As a California corporation, the Company is subject to the California General Corporation Law (the "CGCL"). Under the CGCL, a corporation may only make a distribution to shareholders if (i) its retained earnings immediately prior to payment of the distribution are at least equal to the amount of the distribution, or (ii) generally, its total assets (determined on the basis of their depreciated historical cost in accordance with generally accepted accounting principles ("GAAP") and exclusive of certain intangible assets and certain other charges and expenses) are equal to at least 1 1/4 times its total liabilities (excluding certain deferred items) immediately after giving effect to the distribution. The CGCL also prohibits a California corporation from making any distribution to shareholders if the corporation is or, as a result thereof, would be likely to be unable to meet its liabilities as they mature. The CGCL also imposes certain further limitations on distributions on common stock if capital stock with a preference on distributions of assets upon liquidation or payment of dividends is outstanding.

     The Company has historically paid quarterly cash dividends since its incorporation in 1986. Like most REITs whose assets consist of real property, the Company's distributions have reflected the amount of cash available for distribution from Property operations or from "Funds From Operations" rather than from "retained earnings." "Funds From Operations," as currently defined by the National Association of Real Estate Investment Trusts, represents net income (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Non-cash charges for depreciation reduce net income and consequently retained earnings, but not Funds From Operations or cash available for distribution.

     The Company's quarterly distributions over the past 10 years have exceeded its GAAP net income over the period and resulted in negative "retained earnings" on the Company's balance sheet, with the result that the Company's legal ability under the CGCL to make distributions depends upon the book value of its assets exceeding 1 1/4 times its liabilities. Such "book value" is also determined in accordance with GAAP, which means that such book value cannot exceed the historic acquisition cost of the Company's Properties less charges for depreciation and certain deductions related to writedowns for impairment. As a result, the book value of Properties will typically decline over time and, in any event, does not purport to reflect the actual fair market value of the assets at the time that distributions to shareholders are made. Accordingly, there can be no assurance that the Company will continue to be able to satisfy the CGCL requirements with respect to the payment of distributions to shareholders. A failure to satisfy these provisions would require a reduction in or cessation of distributions to shareholders, which could prevent the Company from satisfying the distribution requirements under the Internal Revenue Code of 1986, as amended (the "Code") necessary to maintain its REIT status, either of which would likely have a material adverse effect on the Company and on its ability to make distributions to shareholders. See "Federal Income Tax Considerations" for a discussion of the Company's requirement to make distributions under the Code. Consequently, the Board of Directors of the Company is proposing to reincorporate the Company in Maryland. See "-- Proposed Reincorporation" and "Description of Common Stock -- Proposed Reincorporation of the Company".

GENERAL REAL ESTATE INVESTMENT RISKS

     Real property investments are subject to a variety of risks. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the Properties do not generate sufficient income to meet operating expenses, including debt service and capital expenditures, the Company's results of operations and ability to make distributions to its shareholders will be adversely affected. The performance of the economy in each of the areas in which the Company's Properties are located affects occupancy, market rental and vacancy rates and expenses, and, consequently, has an impact on the revenues from the Properties and their underlying values. The financial results of major local employers may have an impact on the revenues and value of certain of the Properties.

     Revenues from the Company's Properties may be further adversely affected by, among other things, the general economic climate, local economic conditions in which the Properties are located, such as oversupply of space or a reduction in demand for rental space, the attractiveness of the Properties to tenants, competition from other available space, the ability of the Company to provide for adequate maintenance and insurance and increased operating expenses (including real estate taxes and utilities) which may not be passed through to tenants; and the expense of periodically renovating, repairing and re-leasing space. There is also the risk that as leases on the Properties expire, tenants will enter into new leases on terms that are less favorable to the Company. Revenues and real estate values may also be adversely affected by such factors as applicable laws (e.g., the Americans With Disabilities Act of 1990 and tax laws), interest rate levels and the availability and terms of financing. In addition, real estate investments are relatively illiquid and, therefore, will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions.

     Most of the leases of the Company's retail Properties, as is common with many multi-tenant shopping centers, provide for tenants to reimburse the Company for a portion (frequently based upon the portion of total retail space in the Property that is occupied by the tenant) of the common area maintenance, real estate taxes, insurance and other operating expenses of the Property. To the extent that a Property has vacant rentable space, not only will the Company be deprived of the base rent that it would receive if the vacant space were occupied, but the Company itself will have to bear the unreimbursed expense applicable to such vacant space. Likewise, such expenses are generally not reduced when circumstances cause a reduction in rental revenues from the Property. If a Property is mortgaged to secure the payment of indebtedness and if the Company is unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the Property or the exercise of other remedies by the mortgagee. Likewise, if a Property suffers sustained reductions in revenues, the Company may sustain a writedown of the asset value and a related charge to earnings.

INVESTMENT IN SINGLE INDUSTRY

     The Company's current strategy is to acquire interests only in retail shopping centers and related properties. As a result, the Company will be subject to risks inherent in investments in a single industry. The effects on cash available for distribution to the Company's shareholders resulting from a downturn in the retail industry might be more pronounced than if the Company's portfolio were more diversified as to property types.

     Among the risks that the Company as an owner of Properties leased primarily to retail tenants may face are the volatile nature of the retail business and changes in consumer preferences, which may result in tenant failures or changes in the physical requirements of retailers that the Company may be required to accommodate in order to retain or attract tenants. Retail chains may overexpand in the same general market area, thereby creating competition with their own stores that may be in one or more of the Company's Properties. Because many anchor tenants frequently have negotiating power to demand the exclusive or sole right to sell certain types of products in a shopping center, the existence of such rights may adversely limit the Company's ability to lease space in the center to retailers of potentially competing products. The foregoing and similar factors may affect the revenues, and resulting value, of the Company's Properties.

BANKRUPTCY AND FINANCIAL CONDITION OF TENANTS

     At any time, a tenant of the Properties may seek the protection of the bankruptcy laws, which could result in the rejection and termination of such tenant's lease and thereby adversely affect the Company's results of operations and ability to make distributions to its shareholders. Although the Company has not experienced material losses from tenant bankruptcies, no assurance can be given that tenants will not file for bankruptcy protection in the future, or if any tenants file, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant from time to time may experience a downturn in its business which may weaken its financial condition and result in the failure to make rental payments when due. If tenant leases are not affirmed following bankruptcy or if a tenant's financial condition weakens, the Company's results of operations and ability to make distributions to its shareholders may be adversely affected.

GEOGRAPHIC CONCENTRATION

     The Company's Properties are all located within the State of California, and within such state primarily in the San Diego County, greater Los Angeles and San Francisco Bay areas. This concentration of Properties subjects the Company to the strengths or weaknesses of the California economy and the aforementioned local economies in a number of ways. The performance of the economy in each locality affects occupancy, market rental rates and expenses and, consequently, has an impact on the revenues from the Company's Properties and their underlying values. The financial results of major local employers may have an impact on the revenues and value of certain of the Properties. A downturn in the economy of California in general or of any of these local economies could adversely affect the Company's results of operations and ability to make distributions to its shareholders. In that regard, certain areas of California (particularly the greater Los Angeles area) have in the past been adversely affected by reductions in defense spending, and certain other areas of California (particularly the San Francisco Bay area) may be substantially influenced by conditions in the high technology industries. Additionally, certain areas in California have been and remain subject to various natural disasters, including earthquakes and floods. See "-- Insurance Coverage Limitations."

COMPETITION

     Numerous retail properties compete with the Company's Properties in attracting tenants to lease space. Some of these competing properties are newer and better located or designed and may offer lower expenses or be better capitalized than the Company's Properties. The number of competitive commercial properties in a particular area could have a material adverse effect on the Company's ability to lease space in its Properties or at newly developed or acquired properties and on the rents charged.

     Additionally, the Company may be competing for investment opportunities with entities which have substantially greater financial resources than the Company. These entities may generally be able to accept more risk than the Company can prudently manage. Competition may generally reduce the number of suitable investment opportunities offered to the Company and increase the bargaining power of property owners seeking to sell.

ACQUISITION AND DEVELOPMENT ACTIVITIES

     The Company intends to acquire existing retail commercial properties to the extent that they can be acquired on acceptable terms and meet the Company's investment criteria, including the availability of suitable financing. Acquisitions of retail commercial properties entail general investment risks associated with any real estate investment, including the risk that investments will fail to perform as expected or that estimates of the cost of improvements to bring an acquired property up to standards established for the intended market position may prove inaccurate.

     The Company is pursuing certain commercial property development projects and expects to develop other projects. As a general matter, property development projects typically carry a higher, and sometimes substantially higher, level of risk than the acquisition of existing properties. For example, development projects generally require various governmental and other approvals, the receipt of which cannot be assured. Approvals frequently require undertakings for public infrastructure improvements or other activities to mitigate the effects of the proposed development, whose costs also cannot be assured. The Company's development activities will entail a variety of other risks, including the risk that funds will be expended and management time will be devoted to projects which may not come to fruition; the risk that a project will not be developed by the scheduled completion date; the risk that construction costs of a project may exceed original estimates, possibly making the project economically unfavorable to operate or requiring a writedown of the carrying amount of the project; the risk that occupancy rates and rents at a completed project will be less than anticipated; and the risk that expenses at a completed development will be higher than anticipated. These risks may adversely affect the Company's results of operations and ability to make distributions to its shareholders.

     The integration of the aforementioned acquisition and development properties into the systems and procedures of the Company presents a management challenge, and the failure to integrate such properties into the Company's operating structures could have a material adverse effect on the Company's results of operations and ability to make distributions to its shareholders.

CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

     The Company has elected to qualify as a REIT under the Code. Although the Company believes that it has operated in a manner which satisfies the REIT qualification requirements since 1987, no assurance can be given that the Company's qualification as a REIT will not be challenged by the Internal Revenue Service for taxable years still subject to audit or that the Company will continue to qualify as a REIT in future years. A REIT generally is not taxed on distributed income so long as it distributes to its shareholders at least 95% of its real estate investment trust taxable income. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual or quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations and involves the determination of various factual matters and circumstances not entirely within the Company's control. If in any taxable year the Company were to fail to qualify as a REIT, the Company would not be allowed a deduction for distributions to shareholders in computing taxable income and would be subject to federal income tax on its taxable income at regular corporate rates. Unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, the funds available for distribution to the Company's shareholders would be reduced for each of the years involved. Although the Company currently intends to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Company to fail to qualify as a REIT or may cause the Company's Board of Directors to revoke the REIT election. See "Federal Income Tax Considerations."

PROPOSED REINCORPORATION

     The Board of Directors of the Company has unanimously approved a proposal to change the Company's state of incorporation from California to Maryland (the "Reincorporation"). The primary purpose of the proposed change in domicile is to avoid the applicability of the aforementioned provisions under the CGCL which restrict the Company's ability to make distributions to its shareholders and could potentially prevent the Company from making distributions in an amount necessary to qualify as a REIT under the Code. See "-- Distributions to Shareholders." The proposed Reincorporation is subject to approval by shareholders at the 1997 Annual Meeting, the Proxy Statement for which will describe the reasons for and certain consequences of the proposed Reincorporation including certain differences between California and Maryland corporation law and certain differences between the rights of shareholders of the Company and the rights of stockholders of the successor Maryland corporation. If the Reincorporation is consummated, matters relating to shareholders' rights, corporate governance and similar matters generally will be governed by Maryland law rather than California law, and no assurance can be given that Maryland law with respect to those matters will not be less favorable to shareholders than California law. See "Description of Common
Stock -- Proposed Reincorporation of the Company."

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent on the efforts of its executive officers, J. David Martin, President and Chief Executive Officer of the Company, and Daniel B. Platt, Executive Vice President, Chief Financial Officer and Chief Administrative Officer of the Company, and the loss of their services could have an adverse affect on the operations of the Company. Mr. Martin has entered into an employment agreement with the Company.

CONFLICTS OF INTEREST

     The Company currently has various development projects which it acquired from its President and Chief Executive Officer, J. David Martin, concurrently with Mr. Martin's appointment as President and Chief Executive Officer in 1995. While the Company has adopted procedures for decision-making with respect to such projects (including Mr. Martin's absence from Board of Directors meeting discussions involving such projects), nevertheless the arrangement could result in conflicts of interest in one or more of the projects.

ENVIRONMENTAL MATTERS

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of such hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs. Certain environmental laws impose liability for release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real properties for personal injuries associated with asbestos-containing materials. The Company may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and costs related to injuries to persons and property, resulting from the environmental condition of its Properties, regardless of whether the Company itself actually contributed to such condition.

RISKS OF LEVERAGE

     Neither the Amended and Restated Bylaws of the Company (the "Bylaws") nor the articles of incorporation of the Company, as amended (the "Articles of Incorporation"), limit the amount of indebtedness the Company may incur. Although financial covenants contained in the Company's line of credit facility (the "Credit Facility") limit the amount of additional indebtedness the Company may incur, those covenants currently would permit the Company to incur substantial additional indebtedness. Currently, the maximum committed amount available under the Company's Credit Facility is $135 million. The Company has utilized the Credit Facility to finance certain recent acquisitions and may use the Credit Facility to fund the acquisition of additional properties and for other general corporate purposes. A portion of the Credit Facility is currently secured by certain Properties owned by the Company and the Credit Facility requires that the Company comply with a number of financial covenants. The Company is also obligated by other indebtedness secured by individual Properties. There can be no assurances that the Company will be able to meet its debt service obligations or to comply with the financial covenants in its debt instruments and, to the extent that it cannot, the lenders typically would be entitled to demand immediate repayment of the related indebtedness and to commence foreclosure proceedings against the property securing such indebtedness, thereby subjecting the Company to the risk of loss of some or all of its assets, including certain of its Properties. Adverse economic conditions could cause the terms on which borrowings become available to be unfavorable. In such circumstances, if the Company is in need of capital to repay indebtedness in accordance with its terms or otherwise, it could be required to liquidate one or more investments in Properties at unfavorable prices. The Company will be subject to the risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, the risk of increases in interest rates on indebtedness (such as borrowings under the Credit Facility) which bears interest at floating rates, the risk that existing indebtedness cannot be refinanced or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. The Company's mortgage indebtedness (other than indebtedness under the Credit Facility) is generally nonrecourse to the Company. However, even with respect to nonrecourse mortgage indebtedness, the lenders may have the right to recover deficiencies from the Company in certain circumstances, including fraud, misapplication of funds and environmental liabilities.

INVESTMENTS IN JOINT VENTURES

     In February 1997, the Company conveyed to an institutional investor, California Urban Investment Partners ("CUIP"), a 75% interest in one of its Properties, Margarita Plaza. This was accomplished by contributing the Property to a limited liability company in which the Company has a 25% managing member interest and CUIP has a 75% managing member interest. As part of the transaction, CUIP reimbursed the Company for 75% of its acquisition cost of the Property. The Company has agreed to convey a 75% interest in another one of its Properties, Ladera Center, in a similar manner.

     The Company may in the future acquire interests in limited and general partnerships, limited liability companies, joint ventures and other enterprises (collectively, "Joint Ventures") formed to own or develop real property or interests in real property. The Company may acquire minority interests in certain such Joint Ventures and also may acquire interests as a passive investor without rights to actively participate in management of the Joint Ventures. Investments in Joint Ventures involve additional risks, including the possibility that the other participants may become bankrupt or have economic or other business interests or goals which are inconsistent with those of the Company, that the Company will not have the right or power to direct the management and policies of the Joint Ventures and that such other participants may take action contrary to the instructions or requests of the Company and its policies and objectives or which could jeopardize the Company's ability to maintain its qualification as a REIT. Such investments may also have the potential risk of impasse on decisions, such as a sale, because neither the Company nor any of the other participants have full control over the Joint Ventures. The Company will, however, seek to maintain sufficient control of such Joint Ventures to permit the Company's business objectives to be achieved and its status as a REIT preserved, although there can be no assurance that it will be successful in doing so, which could have a material adverse effect on the Company and its ability to make distributions to shareholders. There is no limitation under the Company's organizational documents as to the amount of available funds that may be invested in Joint Ventures.

INSURANCE COVERAGE LIMITATIONS

     The Company carries comprehensive general liability coverage and umbrella liability coverage on all of its Properties with limits of liability which the Company deems adequate (subject to deductibles) to insure against liability claims and provide for the cost of defense. Similarly, the Company is insured against the risk of direct physical damage in amounts the Company estimates to be adequate (subject to deductibles) to reimburse the Company on a replacement cost basis for costs incurred to repair or rebuild each Property, including loss of rental income during the reconstruction period. There are, however, certain types of extraordinary losses which may be either uninsurable, or not economically insurable. Should any uninsured loss occur, the Company could lose its investment in, and anticipated revenues from, a Property, which could have a material adverse effect on the Company and its ability to make distributions to shareholders. Currently the Company also insures certain of its Properties for loss caused by earthquake in the aggregate amount of $23 million (subject to deductibles) and one of its Properties for loss caused by flood. Because of the high cost of this type of insurance coverage and the wide fluctuations in price and availability, the Company has made the determination that the risk of loss due to earthquake and flood does not justify the cost to increase this coverage any further under current market conditions. However, there can be no assurance that the occurrence of an earthquake, flood or other natural disaster will not adversely affect the Company.

AUTHORITY TO ISSUE PREFERRED STOCK

     The Company's articles of incorporation authorize the Board of Directors to issue up to 5,000,000 shares of Preference Stock ("Preferred Stock") and to establish the preferences and rights of any such shares issued. See "Description of Common Stock." The issuance of Preferred Stock would likely result in the holders of the Preferred Stock being entitled to priority in distributions, thereby potentially reducing cash available for distribution to holders of Common Stock, and upon the liquidation of the Company. In addition, the issuance of Preferred Stock could involve the creation of voting rights for the holders of Preferred Stock that might result in their voting as a class with the holders of Common Stock or as a separate class on certain matters, including the election of one or more Directors of the Company. As a result, the Board of Directors could, without shareholder action, authorize the issuance of one or more series of Preferred Stock with voting, distribution, liquidation and other rights that could adversely affect holders of Common Stock. No shares of Preferred Stock are currently issued or outstanding.

EFFECT OF VARIOUS MARKET FACTORS ON PRICE OF COMMON STOCK

     A variety of factors may influence the price of the Company's Common Stock in public trading markets. The Company believes that investors generally perceive REITs as yield-driven investments and compare the annual yield from distributions by REITs with yields on various other types of financial instruments. Thus an increase in market interest rates generally could adversely affect the market price of the Company's Common Stock. Similarly, to the extent that the investing public has a negative perception of companies in the retail business or REITs that own and operate retail shopping centers and other properties catering to retail tenants, the value of the Company's Common Stock may be negatively impacted in comparison to shares of other REITs owning other types of properties and catering to different types of tenants.

     The market price for the Common Stock may be affected by factors such as the announcement of new acquisitions or development projects by the Company or its competitors, quarterly variations in the Company's operating results or the operating results of the Company's competitors, changes in earnings (losses) or other estimates by analysts or reported results that vary from such estimates. In addition, the stock market may experience significant price fluctuations which could affect the market price of the Company's Common Stock which may be unrelated to the operating performance of the Company. Following periods of volatility in the market price of the Company's Common Stock, securities class action litigation could be initiated against the Company which could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company and its ability to make distributions to shareholders.

                          DESCRIPTION OF COMMON STOCK

GENERAL

     The Company is authorized to issue 40,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, each without stated par value. The shareholders are authorized to vote on all matters entitled to be voted upon by shareholders as provided in the CGCL. At each election of Directors, each holder of Common Stock is entitled to vote the number of shares of Common Stock held by the shareholder for as many persons as there are Directors to be elected by vote of the holders of Common Stock, or to cumulate the shareholder's votes by giving one candidate as many votes as equal the number of shares of Common Stock held by the shareholder multiplied by the number of Directors to be elected by such holders, or by distributing such votes on the same principle among any number of such candidates, subject to compliance with certain procedural requirements. In the event that the Company's proposed Reincorporation is consummated, shareholders will thereafter not be permitted to cumulate votes in the election of directors or otherwise. In addition, the proposed Reincorporation would also result in an increase in the authorized shares of stock of the successor Maryland Corporation (as defined below). See "-- Proposed Reincorporation of the Company."

     Subject to any prior rights of any Preferred Stock, each outstanding share of Common Stock has equal dividend and liquidation rights with every other outstanding share of Common Stock. Shares of Common Stock are non-assessable and have no preference, conversion, exchange or preemptive rights.

     The following description of certain provisions of the Articles of Incorporation and Bylaws and of certain provisions of the CGCL and the MGCL (as defined below) does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Articles of Incorporation and Bylaws and of the CGCL and MGCL.

REDEMPTION AND RESTRICTION ON TRANSFER OF SHARES

     Under the provisions of the Code, one of the requirements for qualification as a REIT is that at no time during the second half of any taxable year may five or fewer individuals own, directly or indirectly, more than 50% in value of the outstanding shares of stock of the REIT.

     In order that the Company may meet this requirement at all times, its Bylaws provide that no person shall at any time directly or indirectly acquire ownership of more than 9.8% of the outstanding shares of the Company's Common Stock. Common Stock owned by persons in excess of that amount are deemed "Excess Shares." For purposes of determining indirect ownership, the constructive ownership provisions applicable under Section 544(a) of the Code apply. These provisions attribute ownership of stock owned by a corporation, partnership, estate or trust proportionately to its shareholders, partners or beneficiaries, attribute ownership of stock owned by family members to other members of the same family, treat stock for which a person has an option as actually owned by that person, and set forth rules as to when stock constructively owned by a person is considered to be actually owned by such person. Accordingly, shares of Common Stock owned by a person who actually owns less than 9.8% of those outstanding may nevertheless be Excess Shares where one or more of the foregoing relationships exists.

     The Bylaws provide that the Company may redeem any shares that are Excess Shares, including shares that remain or become Excess Shares because of the decrease in outstanding shares resulting from such redemption. From and after the date of giving notice of redemption (the "notice date"), the shares called for redemption shall cease to be outstanding and the holder shall not be entitled to dividends, voting rights or other benefits except the right to payment by the Company of the redemption price. Subject to the limitation described in the next sentence, the redemption price will be the average closing sales price as reported by a national securities exchange or on the NASDAQ National Market System, as applicable, during the 30-day period ending on the business day prior to the notice date or, if such shares are not listed or reported on any such exchange or system, the mean between the average per share closing bid and asked prices during such 30-day period or, if there have been no sales on such an exchange or system and no published bid or asked quotations, the price determined by the Directors in good faith. The Bylaws further provide that unless the Directors determine that it is in the interest of the Company to make earlier payment, the redemption price shall be payable only upon liquidation of the Company and shall not exceed the amount which is the sum of the per-share distributions designated as (i) liquidating distributions, and (ii) return of capital distributions declared with respect to unredeemed shares subsequent to the notice date (i.e., the amount per share that a shareholder whose shares are not redeemed would receive upon liquidation of the Company) and no interest shall accrue with respect to the periods subsequent to the notice date to the date of such payment. However, if the person from whom the Excess Shares were redeemed sells a like number of shares within 30 days of the redemption date, the Company shall rescind the redemption of the Excess Shares unless counsel to the Company is of the opinion that such rescission would jeopardize the Company's tax status as a REIT. In that event, in lieu of rescission, the Company shall make immediate payment for the shares.

     The Bylaws provide that the foregoing provision shall not apply to the acquisition of shares of Common Stock pursuant to a cash tender offer made for all outstanding shares of Common Stock of the Company if two-thirds of the outstanding shares not owned by the tender offeror and its affiliates and associates are tendered and accepted pursuant to the offer. Such provisions also do not apply to the acquisition of shares of Common Stock by an underwriter in a public offering or to any transaction involving the issuance of shares by the Company when its Board of Directors determines that its qualification as a REIT would not be jeopardized.

     The Bylaws authorize the Company to refuse to effect the transfer of any shares of Common Stock which would jeopardize the qualification of the Company as a REIT, and also provide that any purported acquisition of shares of Common Stock that would result in the disqualification of the Company as a REIT shall be null and void.

     The Bylaws also grant the Board of Directors the authority to cause the Company, from time to time, to repurchase its shares of Common Stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the shares of Common Stock is First Chicago Trust Company of New York.

PREFERRED STOCK

     The Board of Directors of the Company has authority, without shareholder approval, to issue up to 5,000,000 shares of Preferred Stock, which may be issued in one or more series with such rights, preferences, privileges and restrictions as are designated and established by the Board. No shares of Preferred Stock are currently outstanding and the Board of Directors has not established any series of Preferred Stock.

PROPOSED REINCORPORATION OF THE COMPANY

  General

     The Board of Directors has unanimously approved a proposal to change the Company's state of incorporation from California to Maryland. The Reincorporation will require the affirmative vote of holders of a majority of the outstanding shares of Common Stock. The Company intends to submit the proposed Reincorporation to a vote of its shareholders at its 1997 Annual Meeting of Shareholders.

     The primary purpose of the Reincorporation is to avoid the applicability of certain provisions under the CGCL which restrict the Company's ability to make distributions to its shareholders and could potentially prevent the Company from making distributions in an amount necessary to qualify as a REIT under the Code. See "Risk Factors -- Distributions to Shareholders," and "-- Proposed Reincorporation of the Company -- Comparison of Rights of Shareholders of the Company and Stockholders of the Maryland Corporation."

     In determining that the Reincorporation is in the best interests of the Company's shareholders, the Board of Directors also considered the fact that Maryland is the state of incorporation for many corporations that qualify as REITs. As such, the Company believes that Maryland law offers more certainty as to the rights and obligations of the Company, and its directors, officers and shareholders and, as a result of the Reincorporation, the Company expects greater predictability with respect to these matters.

     In the event that the Reincorporation is not approved, the Company will continue to operate as a California corporation and will continue to be subject to California's restrictions on distributions to shareholders.

  Merger of the Company into a Newly Formed Maryland Subsidiary

     The proposed Reincorporation will be accomplished by merging the Company into a newly formed Maryland subsidiary of the Company (the "Maryland Corporation"), pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which will be attached as an appendix to the Proxy Statement for the 1997 Annual Meeting of Shareholders (the "Proxy Statement"). The Maryland Corporation will be incorporated in Maryland specifically for the purpose of implementing the Reincorporation and will conduct no business and have no material assets or liabilities prior to the Reincorporation. After completion of the merger, the Company will cease to exist under California law and the Maryland Corporation will continue to operate the business of the Company under the name Burnham Pacific Properties, Inc. The authorized capital of the Maryland Corporation will consist of 75,000,000 shares of common stock, 5,000,000 shares of preferred stock and 20,000,000 shares of Excess Stock (defined below), each with a par value of $.01 per share. Under the Merger Agreement, each outstanding share of the Company's Common Stock will be automatically converted into one share of the Maryland Corporation's common stock (the "Maryland Common Stock") at the effective time of the merger. The Reincorporation will not result in any change in the Company's management, business, assets or liabilities and will not result in any relocation of management or other employees. The Reincorporation will not result in recognition of any gain or loss to the Company or any of the shareholders for federal income tax purposes. Shareholders of the Company will have no dissenters' rights of appraisal with respect to the Reincorporation proposal.

     As discussed below, the rights of holders of Maryland Common Stock will differ in certain respects from the rights of holders of the Company's Common Stock, including the fact that holders of the Maryland Common Stock will not be entitled to cumulative voting rights in the election of directors. See "-- Proposed Reincorporation of the Company -- Comparison of Rights of Shareholders of the Company and Stockholders of the Maryland Corporation". The Maryland Common Stock will continue to be listed, without interruption, on the New York Stock Exchange (the "NYSE") under the same symbol "BPP" as the Company's Common Stock prior to the merger.

  Comparison of Rights of Shareholders of the Company and Stockholders of the Maryland Corporation

     The Company is organized as a corporation under the laws of the State of California and the Maryland Corporation will be organized as a corporation under the laws of the State of Maryland. As a California corporation, the Company is subject to the CGCL, a general corporation statute dealing with a wide variety of matters, including election, tenure, duties and liabilities of directors and officers; dividends and other distributions; rights of shareholders; and extraordinary actions, such as amendments to the articles of incorporation, mergers, sales of all or substantially all of the Company's assets and dissolution. The Company also is governed by its Articles of Incorporation (the "California Articles"), and its Bylaws (the "California Bylaws"), which have been adopted pursuant to the CGCL. As a Maryland corporation, the Maryland Corporation will be governed by the Maryland General Corporation Law ("MGCL"), a general corporation statute covering substantially the same matters as are covered by the CGCL, and by the Articles of Incorporation and Bylaws of the Maryland Corporation (the "Maryland Articles" and "Maryland Bylaws", respectively). A number of differences between the CGCL and the MGCL and among these various documents are summarized below. The CGCL refers to "shareholders" and the MGCL refers to "stockholders." The use of either term refers to the holders of capital stock of the Company or the Maryland Corporation as the case may be.

     The discussion of the comparative rights of the shareholders of the Company and the stockholders of the Maryland Corporation set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the CGCL and the MGCL and also to the California Articles, California Bylaws, Maryland Articles and Maryland Bylaws, copies of which are available from the Company as described under "Available Information".

     Dividends and Other Distributions. Under the CGCL, the Company may only make a distribution to shareholders if (i) its retained earnings immediately prior to payment of the distribution are at least equal to the amount of the distribution, or (ii) generally, its total assets (determined on the basis of their depreciated historical cost in accordance with GAAP and exclusive of certain intangible assets and certain other charges and expenses) are equal to at least 1 1/4 times its total liabilities (excluding certain deferred items) immediately after giving effect to the distribution. The CGCL also prohibits a California corporation from making any distribution to shareholders if the corporation is or, as a result thereof, would be likely to be unable to meet its liabilities as they mature. The CGCL also imposes certain further limitations on distributions on common stock if capital stock with a preference on distributions of assets upon liquidation is outstanding. The MGCL allows the payment of dividends and other distributions unless after giving effect to the distribution, (i) the corporation would not be able to pay its indebtedness as it becomes due in the ordinary course of business or (ii) the corporation's total assets would be less than the sum of the corporation's liabilities plus, unless the charter provides otherwise (which the Maryland Articles do not), the amount that would be needed upon dissolution to satisfy the preferential rights of those stockholders whose preferential rights upon dissolution are superior to those receiving the distribution. The MGCL provision regarding distributions is therefore more favorable to the Company in the context of its continuing ability to make distributions to its stockholders, including distributions required to retain its qualification as a REIT.

     Shareholder Voting Rights. California law provides for cumulative voting in the election of directors (which permits holders of less than a majority of the voting securities of a corporation to cumulate their votes and elect a director or directors in certain situations) but permits the elimination thereof in the case of a listed corporation (which is defined as a corporation that has shares listed on the NYSE or other national securities exchanges). The California Bylaws specifically provide for cumulative voting. Under the MGCL, cumulative voting is not available unless so provided in the corporation's articles of incorporation. The Maryland Articles do not provide for cumulative voting. As a result, holders of a majority of the shares of Maryland Common Stock will generally be entitled to elect all of the directors of the Maryland Corporation.

     With certain exceptions, the CGCL requires that mergers, reorganizations, certain sales of assets and similar transactions be approved by the holders of a majority of each class of shares outstanding. In contrast, the MGCL requires, with certain exceptions, that the holders of two-thirds of all shares entitled to vote on the matter must approve mergers, consolidations, share exchanges and transfers of assets unless the charter provides for a different number not less than a majority; the Maryland Articles provide that such matters may be approved by the holders of a majority of shares entitled to vote on the matter.

     Under the CGCL, the articles of incorporation and bylaws of California corporations may include supermajority voting provisions. These provisions, however, must be renewed every two years and may not require a vote in excess of 66 2/3% of the outstanding shares. In contrast, under the MGCL, the articles of incorporation of a Maryland corporation may include supermajority voting provisions without restrictions. The Maryland Articles currently do not contain any supermajority voting provisions.

     Limitation of Liability. Pursuant to the CGCL and the California Articles, the liability of directors of the Company to the Company or to any shareholder of the Company for money damages for breach of fiduciary duty has been eliminated, except (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of the law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Company or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, (vi) for violations of the CGCL requirements governing Company contracts in which the director has a material interest, or (vii) for corporate actions for which the director and the Company are jointly and severally liable. In general, the liability of officers may not be eliminated or limited under California law.

     Pursuant to the MGCL and the Maryland Articles, the liability of directors and officers to the Maryland Corporation or to any stockholder of the Maryland Corporation for money damages will be eliminated, except for (i) actual receipt of an improper personal benefit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Maryland law therefore permits the limitation of directors' and officers' liability in a broader range of circumstances than does California law. As a result, the directors and officers of the Maryland Corporation may not be liable for certain actions for which they might have otherwise been liable under California law.

     Indemnification of Directors and Officers. The Bylaws of both the Company and the Maryland Corporation require the Company and the Maryland Corporation to indemnify, and advance expenses to, their respective present and former directors, officers and employees to the maximum extent permitted by the CGCL or the MGCL, as applicable.

     The CGCL contains provisions authorizing corporations to indemnify an officer or director if such officer or director acted in good faith and in a manner that such officer or director reasonably believed to be in the best interest of the corporation. The CGCL also permits the corporation to advance expenses to a director or officer, provided that the corporation receives an undertaking, usually in the form of a bond, by or on behalf of such director or officer to repay any amounts advanced if it is determined ultimately that the director or officer is not entitled to be indemnified under the CGCL. Under the CGCL, the termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such person failed to meet the standard of conduct necessary to allow indemnification.

     In addition, the CGCL permits indemnification in derivative actions except that (i) indemnification may only be made with court approval when a person is adjudged liable to the corporation in the performance of that person's duty to the corporation and its shareholders and (ii) indemnification of amounts paid to settle and/or expenses incurred to defend a threatened or pending action shall not be made when such threatened or pending action is settled or otherwise disposed of without court approval. No indemnification is permitted under the CGCL for the actions for which liability for money damages may not be limited, as described above under "-- Proposed Reincorporation of the Company -- Limitation of Liability."

     The MGCL permits indemnification for amounts paid in settlement of a proceeding by or in the right of a corporation; however, indemnification is prohibited if the person seeking indemnification has been found liable to the corporation in a proceeding brought by or in the right of the corporation, unless otherwise ordered by a court and then only for expenses. In contrast to California law, under Maryland law a termination of a proceeding by conviction or upon a plea of nolo contendere or its equivalent creates a rebuttable presumption that such person did not meet the requisite standard of conduct to allow indemnification.

     Removal of Directors. Under the CGCL and the California Bylaws, any or all directors may be removed with or without cause if the removal is approved by a majority of the outstanding shares entitled to vote, except that no director may be removed (unless the entire board is removed) when the votes cast against removal would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast and the entire number of directors authorized at the time of the most recent election were then being elected. The CGCL also provides that the superior court of the proper county may, at the request of shareholders holding at least 10% of the number of outstanding shares of any class, remove from office any director in case of fraudulent or dishonest acts or gross abuse of authority or discretion with reference to the corporation and may bar from reelection any director so removed for a period prescribed by the court.

     The MGCL provides that the stockholders of a corporation may remove any director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast for the election of directors, unless the charter of the corporation provides otherwise. The MGCL further states that if the stockholders of any class or series are entitled separately to elect one or more directors, a director elected by a class or series may not be removed without cause except by the affirmative vote of a majority of all of the votes of that class or series, unless the charter of the corporation provides otherwise. The Maryland Articles provide that directors may be removed only for cause following a hearing. In contrast to California law, the MGCL does not provide for the removal of directors by a court upon petition of shareholders.

     Special Meetings of Shareholders. The CGCL and the California Bylaws provide that a special meeting of shareholders may be called by the Board of Directors, the Chairman of the Board, the President, or by the holders of shares entitled to cast not less than 10% of the votes at the meeting. Under the MGCL and the Maryland Bylaws, a special meeting of stockholders may be called by the Chairman of the Board, the President or a majority of the Board of Directors and shall be called by the Secretary of the Maryland Corporation at the request in writing of shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting. The MGCL and the Maryland Bylaws also provide, however, that unless requested by stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting, a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any special meeting of the stockholders held during the preceding 12 months. Thus, the stockholders' right to call a special meeting under Maryland law is more limited than under California law.

     Inspection of Books and Records. Under the CGCL, upon written demand for any purpose reasonably related to the shareholder's interest as a shareholder, any shareholder of the Company may inspect and copy the record of shareholders and inspect any other corporate books and records. A shareholder or shareholders
(i) who hold at least 5% of the outstanding voting shares of the corporation or
(ii) who hold at least 1% of those voting shares and have filed a Schedule 14A with the Securities and Exchange Commission shall have an absolute right to inspect and copy the record of shareholders. These rights apply both to any California corporation and any foreign corporation that keeps such records in California or has its principal executive office in California. Thus, the inspection rights provided by the CGCL will be applicable to the Maryland Corporation after the Reincorporation.

     The MGCL provides a right to inspect and copy the corporation's books of account and stock ledger to individuals who have been stockholders for more than six months and own at least 5% of any class of a Maryland corporation's outstanding shares. In addition, any stockholder of a Maryland corporation has the right to inspect certain corporate records and to request that the corporation provide a sworn statement showing all stock and securities issued and all consideration received by the corporation within the preceding 12 months.

     Amendments to Bylaws and Articles. Under the CGCL, a corporation's bylaws may be adopted, amended or repealed by approval of the shareholders or by the board of directors; however, the shareholders may never be divested of the power to adopt, amend or repeal the bylaws. In addition, the CGCL provides that a bylaw changing a fixed number of directors or the maximum or minimum number of directors may only be adopted by the holders of a majority of the shares entitled to vote. The California Bylaws provide that no amendment thereto may be made unless approved by the vote of the holders of a majority of the voting securities outstanding.

     Under the MGCL, the power to adopt, alter and repeal the bylaws is vested in the stockholders except to the extent that the charter or bylaws vest such power in the board of directors. The Maryland Articles and the Maryland Bylaws provide that the Maryland Board of Directors shall have the power to adopt, amend or repeal the Maryland Bylaws, provided that any such action may only be taken by the affirmative vote of no less than two-thirds of all directors at the time. Alternatively, the Maryland Articles and the Maryland Bylaws provide that the Maryland Bylaws may be adopted, amended or repealed by the affirmative vote of a majority of the Maryland Board of Directors and of all the votes cast by holders of shares of stock entitled to vote generally in the election of directors.

     Under California law, the articles of incorporation may be amended only if such amendment is approved by the board of directors and by the holders of a majority of the outstanding shares of stock entitled to vote on the matter. Under Maryland law, an amendment to the charter of a corporation must be approved by the board of directors and the holders of two-thirds of the shares entitled to vote on such matter unless such articles provide for a different vote not less than a majority of such shares so entitled to vote; the Maryland Articles provide that they may be amended by the holders of a majority of the shares entitled to vote on such matter.

     Limit on Share Ownership; "Excess Stock." Both the California Bylaws and the Maryland Articles contain provisions limiting the ownership of shares which are intended to ensure that the Company and the Maryland Corporation meet the requirements of the Code for qualification as a REIT. Among other things, these provisions are intended to meet the requirement of the Code that, at no time during the second half of any taxable year, may five or fewer individuals (defined in the Code to include certain entities) own more than 50% in value of the outstanding capital stock. The limitations currently applicable to the Company are described above under "-- Redemption and Restriction on Transfer of Shares."

     The Maryland Articles limit any holder from owning, or being deemed to own after applying the constructive ownership provisions of the Code described above, shares of stock of the Maryland Corporation having a value that is more than 9.8% (the "Ownership Limit") of the value of all outstanding stock of the Maryland Corporation. Under the Maryland Articles, any transfer of stock or any security convertible into stock that would create direct or indirect ownership of stock in excess of the Ownership Limit (a "prohibited transfer") shall be null and void, and the intended transferee will acquire no rights to the stock. Shares of stock owned, or deemed to be owned, or transferred to a stockholder in excess of the Ownership Limit will automatically be exchanged for shares of the Maryland Corporation's Excess Stock (the "Excess Stock") that will be transferred, by operation of law, to an unaffiliated trustee to be named by the Board of Directors of the Maryland Corporation for the exclusive benefit (except to the extent described below) of one or more charitable beneficiaries designated from time to time by the Maryland Corporation. The Excess Stock held in trust will be considered as issued and outstanding shares of stock of the Maryland Corporation, will be entitled to receive distributions authorized and declared by the Maryland Corporation and may be voted by the trustee for the exclusive benefit of the charitable beneficiary. Any dividend or distribution paid to a purported transferee of Excess Stock prior to the discovery by the Maryland Corporation that stock has been transferred in a prohibited transfer shall be repaid to the Maryland Corporation upon demand and thereupon paid over by the Maryland Corporation to the trustee. Subject to applicable law, any votes of holders of shares of stock purported to have been cast by a purported transferee prior to such discovery of a prohibited transfer will be retroactively deemed not to have been cast and may be recast by the trustee for the benefit of the charitable beneficiary, but said retroactive nullification or recant of the vote of the relevant shares of stock shall not adversely affect the rights of any person (other than the purported transferee) who has relied in good faith upon the effectiveness of the matter that was the subject of the stockholder action as to which such votes were cast.

     Excess Stock is not transferable. Subject to the redemption rights of the Maryland Corporation, discussed below, the trustee of the trust may, however, sell and transfer the interest in the trust to a transferee in whose hands the interest in the trust representing Excess Stock would not be an interest in Excess Stock, and upon such sale the shares of Excess Stock represented by the sold interest shall be automatically exchanged for shares of stock of the class that was originally exchanged into such Excess Stock. Upon such sale, the trustee shall distribute to the purported transferee only so much of the sales proceeds as is not more than the price paid by the purported transferee in the prohibited transfer that resulted in the exchange of Excess Stock for the stock purported to have been transferred (or, if the purported transferee received such stock by gift, devise or otherwise without giving value for such stock, only an amount that does not exceed the market price for such stock, as determined in the manner set forth in the Maryland Articles, at the time of the prohibited transfer), and the trustee shall distribute all remaining proceeds from such sale to the charitable beneficiary.

     In addition to the foregoing transfer restrictions, the Maryland Corporation will have the right, for a period of 90 days during the time any Excess Stock is held by the trustee, to purchase all or any portion of the Excess Stock from the trustee for the lesser of the price paid for the stock by the original purported transferee (or, if the purported transferee received such stock by gift, devise or otherwise without giving value for such stock, the market price of the stock as determined in the manner set forth in the Maryland Articles at the time of such prohibited transfer) or the market price (as so determined) of the stock on the date the Maryland Corporation exercises its right to purchase. Upon any such purchase by the Maryland Corporation, the trustee shall distribute the purchase price to the original purported transferee. The 90-day period begins on the date on which the Maryland Corporation receives written notice of the prohibited transfer or other event resulting in the exchange of stock for Excess Stock.

     Both the California Bylaws and the Maryland Articles authorize the Board of Directors to permit a transfer which would otherwise be prohibited if the Board is satisfied that such transfer will not jeopardize the Company's or the Maryland Corporation's status as a REIT. Both also provide that the provisions relating to Excess Shares or the Ownership Limit shall not apply to shares of capital stock acquired pursuant to an all-cash tender offer for all outstanding shares of capital stock in conformity with applicable laws where not less than two-thirds of the outstanding shares of capital stock (not including securities held by the tender offeror and/or its affiliates and associates) are tendered and accepted pursuant to such tender offer and, in the case of the Maryland Corporation, where the tender offeror commits in such tender offer, if the offer is accepted by the holders of two-thirds of the outstanding stock, promptly after the tender offeror's purchase of the tendered stock to give any non-tendering stockholders a reasonable opportunity to "put" their shares of stock to the tender offeror at a price not less than that paid pursuant to the tender offer.

     Business Combination Statute. Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Maryland Stockholder") or an affiliate thereof are prohibited for five years following the date on which the Interested Maryland Stockholder becomes an Interested Maryland Stockholder. Thereafter, the MGCL provides that any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Maryland Stockholder with whom the business combination is to be effected, unless, among other things, the corporation's stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Maryland Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Maryland Stockholder becomes an Interested Maryland Stockholder.

     Pursuant to the authority granted under the MGCL, the Board of Directors will adopt a resolution providing that the "business combination" provisions of the MGCL shall not apply to the Maryland Corporation. This resolution will only be revoked if the Maryland Board of Directors determines that such revocation is in the best interests of the Maryland Corporation and its stockholders.

     California law does not include a business combination statute. However, the CGCL requires delivery of a fairness opinion in connection with some business combination transactions between a corporation and an interested party (an "Interested Party"). The CGCL defines "Interested Party" to include (i) a person who directly or indirectly controls the corporation that is the subject of the proposed combination, (ii) is directly or indirectly controlled by an officer or director of the subject corporation or (iii) is an entity in which a material financial interest is held by any director or executive officer of the subject corporation.

     Control Share Acquisition Statute. The MGCL contains an additional provision which eliminates the voting rights of "control shares" in certain circumstances. The MGCL provides that a person (the "acquiror") who proposes to acquire or acquires "control shares" of a Maryland corporation must obtain the approval of the holders of two-thirds of the shares entitled to vote on the matter (excluding shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation) in order to vote the control shares that the acquiror acquires. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such person, would entitle the acquiror to exercise voting power (except solely by virtue of a revocable proxy) in electing directors within one of the following ranges of voting power:

(i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority of all voting power. Control shares do not include shares that the acquiror is then entitled to vote as a result of having previously obtained stockholder approval.

     The MGCL permits a Maryland corporation to elect not to be governed by the control share acquisition statute by including a provision in its bylaws opting out of the application of the control share acquisition provision of the MGCL. The Maryland Corporation has included such a provision in the Maryland Bylaws. The Maryland Board of Directors may, at any time, without stockholder approval, vote to amend the Maryland Bylaws to eliminate this provision, which would result in the Maryland Corporation being governed by the control share acquisition statute. The Maryland Bylaws will only be amended by the Maryland Board of Directors in the future to eliminate this provision if the Maryland Board of Directors determines that it is in the best interests of the stockholders to do so.

     Unlike Maryland, California does not have a control share acquisition statute.

     Interested Director Transactions. Under both California and Maryland law, certain contracts or transactions in which one or more of a corporation's directors has an interest are not void or voidable solely because of such interest if certain conditions are met. Under California and Maryland law, (i) either the shareholders or the board of directors must approve any contract or transaction after full disclosure of the material facts (and in the case of board approval in California, the contract or transaction must also be "just and reasonable") or (ii) the contract or transaction must have been just and reasonable or fair and reasonable, as applicable, at the time it was authorized or approved. California law has a more stringent requirement than Maryland law in circumstances where board approval is sought with respect to an interested director transaction because the contract or transaction must be just and reasonable and must be approved by a majority vote of a quorum of the directors, without counting the vote of any interested directors (except that interested directors may be counted for purposes of establishing a quorum). Under the MGCL, if board approval is sought, there is no requirement that the contract or transaction be fair and reasonable and the approval for the contract or transaction may be obtained by a majority vote of the disinterested directors (even though less than a majority of a quorum). The Maryland Board of Directors, therefore, may be able to approve certain transactions under Maryland law that the Company's Board of Directors would not be able to approve under California law because more than a majority of a quorum of directors are interested directors. See "Risk Factors -- Conflicts of Interest".

     The CGCL also provides that any loan or guarantee to or for the benefit of a director or officer of the corporation or its parent requires the approval of the shareholders unless such loan or guaranty is pursuant to a plan that has been approved by the holders of a majority of the outstanding shares. However, under the CGCL, the bylaws of a corporation with more than 100 shareholders may authorize the board of directors alone to approve loans or guaranties to directors and officers. The California Bylaws do not currently contain such a provision allowing the directors to approve such loans or guaranties.

     In contrast, under the MGCL, a corporation may make loans to or guarantee the obligations of its officers and employees if, in the judgment of the board of directors, such loan or guaranty may reasonably be expected to benefit the corporation.

                           DESCRIPTION OF DEBENTURES

     The Debentures will be issued in one or more series under an Indenture which may be supplemented by supplemental indentures (the "Indenture") between the Company and Fleet Bank of Massachusetts, N.A., as Trustee (the "Trustee") or another trustee named in an applicable Prospectus Supplement. The terms of the Debentures include those stated in the Indenture and those made part of the Indenture (before any supplements) by reference to the Trust Indenture Act of 1939, as amended (the "Act"). A copy of the form of the Indenture is filed as an exhibit to the Registration Statement and is incorporated herein by reference. The following is a summary of certain provisions of the Indenture, does not purport to be complete, and is qualified in its entirety by reference to the detailed provisions of the Indenture (including the form of

Debenture attached thereto). Parenthetical references to sections are references to the corresponding section of the Indenture unless otherwise indicated.

     The terms of the Debentures offered in any Prospectus Supplement may differ from the terms set forth below, in which case the terms set forth below shall be deemed to have been superseded to the extent of any different terms set forth in such Prospectus Supplement.

GENERAL

     The Indenture does not limit the aggregate principal amount of Debentures that may be issued thereunder and provides that Debentures may be issued from time to time in one or more series. The Debentures will be unsecured general obligations of the Company convertible into shares of Common Stock of the Company. Debentures of any series will bear interest from the date set forth in the applicable Prospectus Supplement at the rate shown on the cover page of the applicable Prospectus Supplement. Principal (and premium, if any) and interest will be payable, the Debentures will be convertible and exchangeable, and transfers will be registrable, at the office or agency of the Company maintained for such purposes, initially at the offices of the Trustee. The Company may pay principal (and a premium, if any) and interest by check and may mail an interest check to the address of the person entitled thereto as it appears in the Debenture Register (Paragraph 2 of the Debenture).

     The Debentures will be issued only in fully registered form in denominations of $1,000 principal amount or any integral multiple thereof (Section 2.03). The Debentures are exchangeable and transfers thereof will be registrable without charge therefor, except that the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 2.06).

     Conversion Rights. Any portion of the principal amount of any Debentures of any series which is $1,000 or an integral multiple thereof will be convertible into shares of Common Stock of the Company at any time prior to redemption or maturity, following the date set forth in the applicable Prospectus Supplement. The conversion price or rate will be set forth on the cover of the applicable Prospectus Supplement (subject to adjustments as described below), except that the right to convert Debentures of a series called for redemption will terminate at the close of business on the specific redemption date and will be lost if not exercised prior to that time (Section 10.01).

     To protect the Company's status as a REIT, a registered holder of Debentures (a "Holder") may not convert any Debenture, if as a result of such conversion any Person would then be deemed to beneficially own 9.8% or more in value of the Company's shares (Paragraph 7 of the Debenture).

     The conversion price will be subject to adjustment under certain conditions, including (i) the payment of dividends (and other distributions) in shares of Common Stock on any class of shares of capital stock of the Company;
(ii) subdivisions, combinations and reclassifications of shares of Common Stock;
(iii) the issuance to all or substantially all holders of shares of Common Stock of rights or warrants entitling them to subscribe for or purchase shares of Common Stock at a price per share (or having a conversion price per share) at less than the current market price, as defined (but shares of Common Stock issued under the Company's dividend reinvestment plan or stock option plan will not be deemed to be issued pursuant to rights or warrants for this purpose); and
(iv) distributions to all or substantially all holders of shares of Common Stock, or evidences of indebtedness or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions not prohibited under the terms of the Indenture including purchase rights under the dividend reinvestment plan) of the Company; subject to the limitation that all adjustments by reason of any of the foregoing need not be made until they result in a cumulative change in the conversion price of at least 1%. In the event the Company shall effect any capital reorganization or reclassification of its shares of Common Stock or shall consolidate or merge with or into any trust or corporation (other than a consolidation or merger in which the Company is the surviving entity) or shall sell or transfer all or substantially all its assets, the Holders of any series of the Debentures shall, if entitled to convert such Debentures at any time after such transaction, receive upon conversion thereof, in lieu of each share of Common Stock into which the Debentures would have been convertible prior to such transaction, the same kind and amount of stock and other securities, cash or property as shall have been issuable or distributable in connection with such transaction with respect to each share of Common Stock (Sections 10.04 and 10.10).

     A conversion price adjustment made according to the provisions of the Debentures of any series (or the absence of provision for such an adjustment) might result in a constructive distribution to the Holders of Debentures of such series or shares of Common Stock that would be subject to taxation as a dividend. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of shares of Common Stock resulting from any dividend or distribution of shares of Common Stock (or rights to acquire shares of Common Stock) or from any event treated as such for income tax purposes or for any other reason. The Board will have the power to resolve any ambiguity or correct any error in the provision relating to the adjustment of the conversion price of the Debentures of such series. Its actions shall be final and conclusive (Section 10.04).

     Fractional shares will not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon market price (Section 10.08).

     The Holders of Debentures at the close of business on an interest payment record date shall be entitled to receive the interest payable on such Debentures on the corresponding interest payment date notwithstanding the conversion thereof. However, Debentures surrendered for conversion during the period from the close of business on any record date to the opening of business on the corresponding interest payment date must be accompanied by payment of an amount equal to the interest payable on such interest payment date. If a Debenture is converted on an interest payment date, the interest payable on such date will be paid to the person who was the record Holder at the close of business on the corresponding interest payment record date, and the converting Holder need not include payment of such interest upon surrender of the Debentures for conversion. Except as aforesaid, no payment or adjustment is to be made on conversion for interest accrued on the Debentures or for dividends on shares of Common Stock (Section 10.03).

     Subordination of Debentures. The indebtedness evidenced by the Debentures of any series will be subordinated and junior in right of payment to the extent set forth in the Indenture to the prior payment in full of amounts then due on all Senior Indebtedness (as defined). No payment shall be made by the Company on account of principal of (or premium, if any) or interest on the Debentures of any series or on account of the purchase or other acquisition of Debentures of any series, if there shall have occurred and be continuing a default with respect to any Senior Indebtedness permitting the holders to accelerate the maturity thereof or with respect to the payment of any Senior Indebtedness, and such default shall be the subject of a judicial proceeding or the Company shall have received notice of such default from any holder of Senior Indebtedness, unless and until such default or event of default shall have been cured or waived or shall have ceased to exist. By reason of these provisions, in the event of default on any Senior Indebtedness, whether now outstanding or hereafter issued, payments of principal of (and premium if any) and interest on the Debentures of any series may not be permitted to be made until such Senior Indebtedness is paid in full, or the event of default on such Senior Indebtedness is cured or waived (Section 11.02).

     Upon any acceleration of the principal of the Debentures or any distribution of assets of the Company upon any receivership, dissolution, winding-up, liquidation, reorganization, or similar proceedings of the Company, whether voluntary or involuntary, or in bankruptcy or insolvency, all amounts due or to become due upon all Senior Indebtedness must be paid in full before the Holders of the Debentures of any series or the Trustee are entitled to receive or retain any assets so distributed in respect of the Debentures (Section 11.02). By reason of this provision, in the event of insolvency, Holders of the Debentures of any series may recover less, ratably, than holders of Senior Indebtedness.

     "Senior Indebtedness" is defined to mean the principal, premium, if any, unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceeding), fees, charges, expenses, reimbursement and indemnification obligations, and all other amounts payable under or in respect of Indebtedness (as defined) of the Company, whether any such Indebtedness exists as of the date of the Indenture or is created, incurred, assumed or guaranteed after such date. The aggregate amount of Senior

Indebtedness of the Company (excluding its subsidiaries) outstanding at December 31, 1996 was approximately $178,000,000. There is no limit under the Indenture on the amount of Senior Indebtedness that the Company may incur (Section 11.01).

     "Indebtedness" with respect to any Person is defined to mean:

          (i) all indebtedness for money borrowed whether or not evidenced by a promissory note, draft, or similar instrument;

          (ii) that portion of obligations with respect to leases that is properly classified as a liability on a balance sheet in accordance with generally accepted accounting principles;

          (iii) notes payable and drafts accepted representing extensions of credit;

          (iv) any balance owed for all or any part of the deferred purchase price of property or services which purchase price is due more than six months from the date of incurrence of the obligation in respect thereof (except any such balance that constitutes (a) a trade payable or an accrued liability arising in the ordinary course of business or (b) a trade draft or note payable issued in the ordinary course of business in connection with the purchase of goods or services), if and to the extent such debt would appear as a liability upon a balance sheet of such person prepared in accordance with generally accepted accounting principles; and

          (v) any deferral, amendment, renewal, extension, supplement or refunding of any liability of the kind described in any of the preceding clauses (i) through (iv).

     Optional Redemption. The Debentures of any series will be subject to redemption, in whole or in part, on any date subsequent to the date set forth in the Prospectus Supplement at the option of the Company on not less than 30 nor more than 60 days' prior notice by mail at a redemption price equal to 100% (or such greater price as is set forth in the Prospectus Supplement relating to such series of Debentures) of the principal amount, plus interest accrued to the date of redemption (Section 3.01). The Company may exercise its redemption powers over a Holder's Debentures at any time to the extent deemed sufficient by the Company to prevent the Holder of such securities or any other person having an interest therein if such securities were converted into Common Stock from being deemed to own Excess Shares or, following the Reincorporation, Excess Stock. (See "Description of Common Stock -- Redemption and Restriction on Transfer of Shares").

     Modification of the Indenture. With certain exceptions, the rights and obligations of the Company and the rights of Holders of any series of Debentures may only be modified by the Company and the Trustee with the consent of the Holders of at least a majority in outstanding principal amount of each series of affected Debentures. Without the consent of each affected Debenture Holder, no amendment or waiver of supplement may (i) reduce the principal of, or premium, if any, or rate of interest on, any Debenture; (ii) change the stated maturity date of the principal of, or any installment of interest on, any Debenture;
(iii) waive a default in the payment of the principal amount of, or the interest on, or any premium payable on redemption of, any Debenture; (iv) change the currency for payment of the principal of, or premium or interest on, any Debenture; (v) impair the right to institute suit for the enforcement of any such payment when due; (vi) adversely affect the right to convert any Debenture;
(vii) reduce the amount of outstanding Debentures necessary to consent to an amendment or waiver provided for in the Indenture; or (viii) modify any provisions of the Indenture relating to the modification, supplement and amendment of the Indenture or waivers of past defaults, except as otherwise specified (Section 9.02).

     Events of Default, Notice and Waiver. The following are Events of Default under the Indenture with respect to the Debentures of any series: (i) default in the payment of interest on any Debentures of such series when due and payable, which continues for 30 days; (ii) default in the payment of principal of (or premium, if any) on any Debentures of such series when due, whether at maturity, upon redemption or otherwise; (iii) failure to perform any other covenant of the Company contained in the Indenture or any Debenture of such series which continues for 60 days after written notice is given as provided in the Indenture (other than a covenant included in the Indenture solely for the benefit of one or more series of Debentures other than such series); (iv) default under any bond, debenture or other Indebtedness of the Company or any subsidiary if

(a) either (x) such event of default results from the failure to pay any such Indebtedness when due or (y) as a result of such event of default, the maturity of such Indebtedness has been accelerated prior to its expressed maturity and such acceleration shall not be rescinded or annulled or the accelerated amount paid within ten days after notice to the Company of such acceleration, and (b) the principal amount of such Indebtedness, together with the principal amount of any other Indebtedness in default for failure to pay principal or interest thereon, or the maturity of which has been so accelerated, aggregates $10,000,000 or more; and (v) certain events of bankruptcy, insolvency or reorganization relating to the Company (Section 6.01). If an Event of Default shall occur and be continuing, the Trustee or the Holders of a majority in aggregate principal amount of any Debentures may declare the Debentures due and payable (Section 6.02).

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of any Default or Event of Default with respect to the Debentures of any series, give to the Holders of Debentures of such series notice of all uncured Defaults or Events of Default known to it. The Trustee shall be protected if in good faith it determines that the withholding of such notice is in the interest of the Holders of Debentures of any series, except in the case of a default in the payment of the principal of (or premium, if any) or interest on any of the Debentures of such series in which event notice must be given (Section 7.05).

     The Indenture provides that the Holders of a majority in aggregate principal amount of the outstanding Debentures of any series may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debentures of such series (Section 6.05). The right of a Holder to institute a proceeding with respect to the Indenture is subject to certain conditions including notice and indemnity to the Trustee, but the Holder has an absolute right to receipt of principal of (and premium, if any) and interest on such Holder's Debenture on or after the respective due dates expressed in the Debentures and to institute suit for the enforcement of any such payments (Section 6.06).

     The Holders of a majority in principal amount of the outstanding Debentures of any series may on behalf of the Holders of all Debentures of such series waive certain past defaults, except a default in payment of the principal of (or premium, if any) or interest on any Debentures of such series or in respect of certain provisions of the Indenture which cannot be modified or amended without the consent of the Holder of each Debenture affected thereby (Section 9.02).

     The Company will be required to furnish the Trustee annually a statement of certain officers of the Company stating whether or not they know of any Default or Events of Default (as defined in the Indenture) and, if they have such knowledge, a description of the efforts to remedy the same (Section 4.05).

     Consolidation, Merger, Sale or Conveyance. The Company may merge or consolidate with, or sell or convey all or substantially all of its assets to, any other corporation or entity, provided that (i) either the Company shall be the continuing entity, or the successor entity (if other than the Company) shall be a corporation organized and existing under the laws of the United States or a state thereof or the District of Columbia (although it may, in turn, be owned by a foreign entity) and such corporation shall expressly assume by supplemental indenture all of the obligations of the Company under the Debentures and the Indenture; (ii) immediately after giving effect to such transactions no Default or Event of Default shall have occurred and be continuing, and (iii) the Company shall have delivered to the Trustee an Officers' Certificate and opinion of counsel, stating that the transaction and supplemental indenture comply with the Indenture (Section 5.01).

     Reorganization and Other Transactions. The Indenture does not afford the Holders of the Debentures any protection from a decline in credit quality nor does it give any protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction (a "Leveraged Transaction") involving the Company that may adversely affect Holders of the Debentures. The Indenture does not contain any provision requiring the Company to repurchase any of the Debentures in the event of a Leveraged Transaction, even though the Company's creditworthiness and the market value of the Debentures may decline significantly as a result of any such transaction.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The Company has elected to qualify as a REIT under the Code. In the opinion of Goodwin, Procter & Hoar LLP, the Company has been organized in conformity with the requirements for qualification as a REIT under the Code, and its manner of operation has met and will continue to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based on various assumptions and is conditioned upon representations made by the Company as to factual matters and the continuation of such factual matters. Investors should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service or any court. Moreover, such qualification and taxation as a REIT in any tax year depends upon the Company's ability to meet in its actual results for that tax year the various source of income, ownership of assets, distribution and diversity of ownership requirements of the Code for qualification as a REIT, which results will not be reviewed by Goodwin, Procter & Hoar LLP. Accordingly, no assurance can be given that the actual results of the Company for any particular tax year will in fact satisfy the requirements for qualification. Likewise, although the Company believes that it has operated in a manner which satisfies the REIT qualification requirements under the Code since its organization in 1987, no assurance can be given that the Company's qualification as a REIT will not be challenged by the Internal Revenue Service for taxable years still subject to audit.

     The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and very general summary of certain provisions which currently govern the federal income tax treatment of the Company and its shareholders. For the particular provisions which govern the federal income tax treatment of the Company and its shareholders, reference is made to Sections 856 through 860 of the Code and the income tax regulations promulgated thereunder. The following summary is qualified in its entirety by such reference. This discussion does not address any state tax considerations or issues that arise as a result of an investor's special circumstances or special status under the Code.

     Under the Code, if certain requirements are met in a taxable year, including the requirement that the REIT distribute to the shareholders at least 95% of its real estate investment trust taxable income for the taxable year, a REIT will generally not be subject to federal income tax with respect to income which it distributes to its shareholders. However, the Company may be subject to federal income tax under certain circumstances, including taxes at regular corporate rates on any undistributed REIT taxable income, the "alternative minimum tax" on its items of tax preferences, and taxes imposed on income and gain generated by certain extraordinary transactions. If the Company fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon the Company and its ability to make distributions to its shareholders. For additional discussion of certain issues relating to the Company's qualifications as a REIT, see "Risk Factors -- Consequences of Failure to Qualify as a REIT."

     As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. shareholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. As used herein, the term "U.S. shareholder" means a holder of Common Stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or
(iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source and (iv) does not have special status under the Code, such as tax-exempt organization; provided, however, for taxable years beginning after December 31, 1996 (or certain earlier periods if the trust so elects) trusts are to be included as "U.S. shareholders" only if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held his Common Stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of shareholder's Common Stock, the distributions will be included in income as long-term capital gain (or short-term capital gain if the Common Stock has been held for one year or less) assuming the Common Stock is a capital asset in the hands of the shareholder. In addition, any dividend declared by the Company in October, November or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.

     Investors are urged to consult their own tax advisors with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction. Foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Company including the possibility of United States income tax withholding on Company distributions.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities in any of three ways: (i) through underwriting syndicates represented by one or more managing underwriters, or by one or more underwriters without a syndicate; (ii) through agents designated from time to time; or (iii) directly to institutional investors. The names of any underwriters or agents of the Company involved in the sale of the Securities for which this Prospectus is being delivered, and any applicable commission or discounts, will be set forth in the Prospectus Supplement. The net proceeds to the Company from such sale shall be set forth in the Prospectus Supplement.

     Under agreements entered into with the Company, agents and underwriters may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with or perform services for the Company in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the Securities that are the subject of this Prospectus will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. In the case of an underwritten public offering, certain legal matters will be passed upon for the Underwriters by legal counsel named in the applicable Prospectus Supplement. Each such legal counsel may rely, as to matters of California law, upon the opinion of California counsel named in the applicable Prospectus Supplement.

                                    EXPERTS

     The financial statements and the related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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
           [Three aerial photographs as follows: Point Loma Plaza, upper left corner of page, Ladera Center, middle of page, and Hilltop Plaza, lower right corner of page, each photograph captioned with name, location, property type and total amount of Company-owned GLA.]

                             [Burnham Pacific Logo]